Filed pursuant to Rule 424(b)(3)
Registration Nos. 333-237458 and
333-237458-01

PROSPECTUS SUPPLEMENT NO. 5

to Prospectus dated
June 3, 2020

GWG HOLDINGS, INC.

The information contained in this prospectus supplement supplements and amends our prospectus dated June 3, 2020 (the “Prospectus”), and should be read in conjunction therewith. This prospectus supplement may not be delivered or utilized without the Prospectus. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the Prospectus. Capitalized terms contained in this prospectus supplement have the same meanings as in the Prospectus or the Annual Report (as defined below), which is incorporated by reference in the Prospectus, unless otherwise stated herein.

RECENT EVENTS

On November 12, 2021, GWG Holdings, Inc. (“GWG Holdings,” the “Company,” “we,” “us,” or “our”) filed our Quarterly Report on Form 10-Q for the period ended June 30, 2021 (the “Quarterly Report”). This prospectus supplement has been prepared primarily to set forth certain information contained in the Quarterly Report.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus supplement is part of the Prospectus and either it or its contents must accompany the Prospectus to satisfy the prospectus-delivery requirements under the Securities Act of 1933.

The date of this prospectus supplement is November 24, 2021

GWG Holdings, Inc.
325 North St. Paul Street, Suite 2650

Dallas, TX 75201

Fax: (651) 925-0555

i

RISKS RELATING TO FORWARD-LOOKING STATEMENTS

This prospectus supplement and the Prospectus contain or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which involve certain known and unknown risks and uncertainties. Forward-looking statements predict or describe our future operations, business plans, business and investment strategies and portfolio management and the performance of our investments. These forward-looking statements are generally identified by their use of such terms and phrases as “intend,” “goal,” “estimate,” “expect,” “project,” “projections,” “plans,” “seeks,” “anticipates,” “will,” “should,” “could,” “may,” “designed to,” “foreseeable future,” “believe,” “scheduled” and similar expressions. Our actual results or outcomes may differ materially from any results expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. We assume no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

A summary of the principal risk factors that make investing in our securities risky and might cause our actual results to differ is set forth in our Annual Report on Form 10-K for the year ended December 31, 2020 (the “Annual Report”). The following is only a summary of the principal risks that may materially adversely affect our business, financial condition, results of operations and cash flows. This summary should be read in conjunction with the more complete discussion of the risk factors we face, which are set forth in the section entitled “Risk Factors” in the Annual Report.

Risks Related to Our Operations and Organizational Structure

●

Our current inability to raise capital, recurring losses from operations, and potential negative implications of the ongoing SEC non-public, fact-finding investigation raise substantial doubt regarding our ability to continue as a going concern. Our report from our independent registered public accounting firm for the year ended December 31, 2020 included in the Annual Report includes an explanatory paragraph stating that these factors raise substantial doubt about our ability to continue as a going concern.

●	A failure to establish and maintain effective internal controls over financial reporting, including our identified material weaknesses, could adversely affect our financial results. We identified a material weakness in internal controls over financial reporting in the quarterly income tax provision process, which included the measurement of the valuation allowance against our deferred tax assets, which was reported in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2020. In addition, in connection with matters related to the restatement of our financial statements described in the Annual Report, we determined that a material weakness existed in our internal control over financial reporting for all periods from December 31, 2019 to December 31, 2020. As of December 31, 2020, the design and operating effectiveness of controls over the selection, application and review of the implementation of accounting policies were not sufficient to ensure amounts recorded and disclosed were fairly stated in accordance with GAAP.
●	We have a relatively limited history of operations and a history of net losses.
●	Our operations and financial results may be adversely affected by the ongoing COVID-19 pandemic.
●	We may be unable to capitalize on the anticipated benefits of the Beneficient Transactions.
●	GWG Holdings’ ability to control the activities of Beneficient is subject to certain rights of others set forth in the limited liability company agreement for the general partner of Ben LP, and GWG Holdings has entered into a non-binding term sheet to relinquish certain rights with respect to Beneficient, including GWG Holdings’ ability to appoint a majority of the board of directors of the general partner of Ben LP and control the activities of Beneficient.
●	Ben LP’s partnership agreement eliminates fiduciary duties that might otherwise be owed to GWG Holdings under Delaware law.
●	If certain events occur, GWG Holdings will lose its right to appoint a majority of the board of directors of the general partner of Ben LP and therefore its ability to exercise control over Ben LP and consolidate its financial results.
●	GWG Holdings’ percentage ownership in Ben LP may be diluted significantly.
●	We may not realize a return on GWG Holdings’ investment in FOXO Technologies Inc.
●	The resale of GWG Holdings’ common stock issued in the Exchange Transaction could result in a reduction to the market price of GWG Holdings’ common stock and result in a destabilized trading market for GWG Holdings’ common stock.
●	The Seller Trusts, collectively, have the power to control the vote of a majority of GWG Holdings’ outstanding common stock.
●	We are currently relying on the “controlled company” exemption under Nasdaq Stock Market Listing Rules.

Risks Related to Our Liquidity Products Business

●	Beneficient may be unable to operate its business successfully.
●	Beneficient has experienced significant delays in obtaining, and may not obtain, its TEFFI trust company charter.
●	Beneficient may not be able to grow, effectively manage its growth, or achieve profitability.
●	Beneficient is subject to repayment risk in connection with its liquidity transactions.
●	Beneficient may incur significant losses as a result of ineffective risk management processes and strategies.
●	Difficult market conditions can cause investors to reduce or suspend their investments in alternative assets or their desire to liquidate alternative assets they hold, which could adversely affect Beneficient’s business.
●	Beneficient’s business, profitability and liquidity may be adversely affected by deterioration in the credit quality of, or defaults by, the ExAlt Trusts that owe Beneficient money, securities or other assets or whose obligations collateralizes the loans made by certain of Beneficient’s operating subsidiaries to certain of the ExAlt Trusts.
●	Beneficient uses hedging transactions to manage certain market risks; Beneficient’s business, profitability and liquidity may be adversely affected by unanticipated market conditions including interest rates, currency exchange rates, equity market behavior, and other relevant market factors that generate losses not covered or offset by a hedge.
●	Beneficient’s fair value estimates of illiquid assets may not accurately estimate prices obtained at the time of sale.

●	Notwithstanding its diversification strategies, Beneficient’s liquidity, profitability and business may be adversely affected by concentrations of assets.
●	The due diligence process that Beneficient undertakes in connection with liquidity transactions may or may not reveal all facts that may be relevant in connection with such liquidity transaction.

Risks Related to Our Secondary Life Insurance Business

●	The valuation of our life insurance policy assets requires us to make material assumptions that may ultimately prove to be incorrect.
●	Actual results from our life insurance portfolio may not match our projected results.
●	Our investments in life insurance policies have inherent risks, including fraud and legal challenges to the validity of the policies.
●	If actuarial assumptions related to our investments in life insurance policies change, our operating results and cash flow could be adversely affected, as well as the value of our collateral and our ability to service our debt obligations.
●	We rely on estimated rates of mortality when valuing life insurance policies and forecasting the performance of our life insurance portfolio.
●	Cost-of-insurance (premium) increases could materially and adversely affect our profitability and financial condition.

Risks Related to Our Proposed Insurance Business

●	We have no experience in operating an insurance business and our entry into the insurance market may not be successful.
●	We may not be able to obtain or maintain approval of insurance regulators and other regulatory authorities.
●	The operation of our proposed insurance business will subject us to additional costs and economic, political, currency, and other risks.

Risks Related to Our Indebtedness and Financing Arrangements

●	Our indebtedness could adversely affect our financial condition and may otherwise adversely impact our business operations.
●	We critically rely on debt financing for our business.
●	We may not be able to raise the capital that we are seeking from our securities offerings.
●	GWG Holdings depends upon cash distributions from its subsidiaries, and contractual restrictions on distributions to it or adverse events at one of its operating subsidiaries could materially and adversely affect its ability to pay its debts.
●	The collateral granted as security for our obligations under our various debt obligations may be insufficient to repay all such debt obligations.
●	If a significant number of holders of GWG Holdings’ L Bonds demand repayment of those instruments upon maturity instead of renewing them, GWG Holdings may be forced to liquidate some of its life insurance policies investments in Beneficient or other assets. Substantially all of our life insurance policies are pledged as collateral under our LNV Credit Facility and our NF Credit Facility and we would not be able to dispose of them without compliance with the terms of those credit facilities.
●	Subordination provisions contained in the indenture governing the L Bonds, including any supplemental indentures, will place restrictions on the ability of the trustee or the L Bond holders to enforce certain rights against us under the indenture.
●	A failure to maintain compliance with our debt covenants, including the indenture governing the L Bonds, may have a material adverse effect on our ability to continue our business operations.

Legal and Regulatory Risks

●	A determination that we are an unregistered investment company would have material adverse consequences.
●	We will be subject to comprehensive governmental regulation and supervision.
●	Our life insurance business will be subject to state or foreign government regulation.
●	We are currently subject to a non-public, fact-finding investigation into the Company by the SEC, and we are unable to predict the outcome of this matter.

General Risk Factors

●	Our success depends on certain key executives and the ability to attract, retain, and develop new professionals.
●	Business disruptions and interruptions and adverse economic conditions due to natural disasters and other external events beyond our control can adversely affect our business, financial condition and results of operations.
●	Changes in general economic conditions could adversely impact our business.
●	A failure in our operational systems as well as human error or malfeasance could impair our liquidity, disrupt our business, result in the disclosure of confidential information, damage our reputation, and cause losses.
●	We rely on other companies to provide key components of our business infrastructure.

We caution you that the foregoing list of factors is not exhaustive. Forward-looking statements are only estimates and predictions, or statements of current intent. Actual results, outcomes or actions that we ultimately undertake could differ materially from those anticipated in the forward-looking statements due to risks, uncertainties or actual events differing from the assumptions underlying these statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Note:    The following discussion and analysis of the financial condition and results of operations of GWG Holdings are derived from the Quarterly Report. We have not materially updated this discussion in any way, although it may be presented in a different order than in the Quarterly Report. As indicated in the Quarterly Report, this discussion and analysis is based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The statements in this discussion and analysis concerning expectations regarding our future performance, liquidity and capital resources, as well as other non-historical statements in this discussion and analysis, are forward-looking statements. See “Risks Relating to Forward-Looking Statements” above and in the Prospectus. These forward-looking statements are subject to numerous risks and uncertainties. Our actual results could differ materially from those suggested or implied by any forward-looking statements.

You should read the following discussion in conjunction with the condensed consolidated financial statements and accompanying notes filed as part of the Quarterly Report, which are reproduced beginning at page F-1 of this prospectus supplement, and the information contained in other sections of the Quarterly Report, as well as Management’s Discussion and Analysis of Financial Condition and Results of Operations from our Annual Report.

Overview
We are an innovative financial services firm based in Dallas, Texas that is a leader in providing unique liquidity solutions and services for the owners of illiquid investments. In 2018 and 2019, GWG Holdings and GWG Life consummated a series of transactions with The Beneficient Company Group, L.P. (“Ben LP” including all of the subsidiaries it may have from time to time — “Beneficient”), as more fully described in Note 1 to our condensed consolidated financial statements in this Form 10-Q. On December 31, 2019, GWG Holdings obtained the right to appoint a majority of the board of directors of Beneficient Management. As a result of this change-of-control event, GWG Holdings reported the results of Beneficient on a consolidated basis beginning on the transaction date of December 31, 2019. As further described in Note 17 to the condensed consolidated financial statements, on August 13, 2021, GWG Holdings, Ben LP, and BCH entered into a non-binding term sheet (the “Term Sheet”), which, if completed, is expected to result in, among other things, the deconsolidation of Beneficient from GWG Holdings.
Beneficient is a financial services company, based in Dallas, Texas, that markets an array of liquidity and trust administration products to alternative asset investors primarily comprised of mid-to-high-net-worth individuals having a net worth between $5 million and $30 million (“MHNW”) and small-to-midsize institutional investors and family offices with less than $1 billion in investable assets (“STMIs”). Ben LP plans to offer its products and services through its five operating subsidiaries, which include (i) Ben Liquidity, L.L.C. and its subsidiaries (collectively, “Ben Liquidity”), (ii) Ben Custody, L.L.C. and its subsidiaries (collectively, “Ben Custody Admin”), (iii) Ben Insurance, L.L.C. and its subsidiaries (collectively, “Ben Insurance”), (iv) Ben Markets, L.L.C., and its subsidiaries (collectively, “Ben Markets”) and (v) The Beneficient Company Group (USA), L.L.C (“Beneficient USA”). Ben Liquidity plans to operate a trust company that is a Kansas Technology Enabled Fiduciary Financial Institutions (“TEFFI”) authorized to serve as an alternative asset custodian, trustee and lender with statutory powers granted for each of these activities and permitting Ben Liquidity to provide fiduciary financing for certain of its customer liquidity transactions. Ben Custody Admin plans to operate a Texas trust company that is being organized to provide its customers with certain administrative, custodial and trustee products and specialized services focused on alternative asset investors. Ben Insurance has been chartered as a Bermuda based insurance company that plans to offer certain customized insurance products and services covering risks relating to owning, managing and transferring alternative assets. Ben Markets is in the regulatory process for acquiring a captive registered broker-dealer that would conduct certain of its activities attendant to offering a suite of products and services from the Beneficient family of companies. Certain of Ben LP’s operating subsidiary products and services involve or are offered to certain of the ExAlt Trusts, which operate for the benefit of the Non-Controlling Interest Holders, and are consolidated subsidiaries of Ben LP for financial reporting purposes (such trusts are and may individually be referred to as Custody Trusts, Collective Trusts, LiquidTrusts, and Funding Trusts). Beneficient USA employs a substantial majority of the executives and staff for Beneficient’s operating subsidiaries to which Beneficient USA provides administrative and technical services.
We believe that Beneficient’s operations will generally produce higher risk adjusted returns than those we can achieve from life insurance policies acquired in the secondary market; however, returns on equity in life settlements, especially with the current availability of financings on favorable terms, appear to be an attractive option to diversify our exposure to alternative assets, and we have begun exploring the feasibility of acquiring such policies. Furthermore, although we believe that our portfolio of life insurance policies is a meaningful component of a growing diversified alternative asset portfolio, we continue to explore strategic alternatives for our life insurance portfolio aimed at maximizing its value, including a possible sale, refinancing, recapitalization, partnership, reinsurance guarantees, life insurance operations or other transactions involving our life insurance portfolio, as well as pursuing other alternatives to increase our exposure to alternative assets. These operations are in addition to allocating capital to provide liquidity to holders of a broader range of alternative assets, which we currently provide through GWG Holdings’ and GWG Life’s investments in Beneficient.
GWG Holdings completed the transactions with Beneficient, in part, to provide the Company with a significant increase in assets and common stockholders’ equity. In addition, the transactions with Beneficient may provide us with the opportunity for a diversified source of future earnings within the alternative asset industry. We believe the Beneficient transactions and the other strategies we are pursuing will transform GWG Holdings from a niche provider of liquidity to owners of life insurance to a diversified provider of financial products and services with exposure to a broad range of alternative assets.
Restatement
The Company restated its previously issued (i) consolidated balance sheet as of December 31, 2019, included in its Annual Report on Form 10-K for the year ended December 31, 2019 and (ii) the consolidated statement of operations, (iii) the consolidated statement of changes in stockholders’ equity, and (iv) the consolidated statement of cash flows for the year ended December 31, 2019, included in its Annual Report on Form 10-K for the year ended December 31, 2019, (the “Restatement”) as part of its 2020 Form 10-K. The Restatement also impacted each of the quarters for the periods beginning with GWG Holdings, Inc.’s consolidation with The Beneficient Company Group, L.P. (“Ben LP,” including all of the subsidiaries it may have from time to time — “Beneficient”) as of December 31, 2019 through the quarter ended September 30, 2020.

The historical interim periods included in this Form 10-Q have been restated to reflect the Restatement.
Critical Accounting Policies and Estimates
Critical Accounting Estimates
The preparation of our condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires us to make significant judgments, estimates, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our judgments, estimates, and assumptions on historical experience and on various other factors believed to be reasonable under the circumstances. Actual results could differ materially from these estimates. We evaluate our judgments, estimates, and assumptions on a regular basis and make changes accordingly.
Material estimates that are particularly susceptible to change, in the near term, relate to: determining the assumptions used in estimating the fair value of our investments in life insurance policies; determining the grant date fair value for equity-based compensation awards; determining the allocation of income (loss) to Beneficient’s equity holders; and evaluation of potential impairment of goodwill and other intangibles. We believe these estimates are likely to have the greatest potential impact on our condensed consolidated financial statements and accordingly believe these to be our critical accounting estimates.
As it relates to the goodwill intangible asset, in light of Beneficient’s significant recurring losses from operations, negative cash flows from operations, and delays in executing its business plans, management plans to engage a third-party valuation firm to assist in performing a quantitative goodwill impairment test in the fourth quarter of 2021. The valuation work related to the goodwill intangible is not complete, and we expect the work to be completed before the filing of our 2021 annual financial statements. While management has implemented strategies to execute its business plans, a failure to execute our business plans or adverse market changes in the future could result in changes in management’s forecasts, which could result in a decline in estimated fair value of the Beneficient reporting unit and would result in an impairment of our goodwill intangible. Key assumptions in our quantitative goodwill impairment test include assumptions regarding Ben LP’s ability to raise substantial amounts of capital as disclosed in the 2020 Form 10-K (as defined below). Beneficient is actively engaged in capital raising efforts that may include the issuance of equity or debt of Ben LP or one of its subsidiaries and has received non-binding indications of interest from potential investors. The outcome of Ben LP’s capital raising efforts will have a direct impact on management’s forecasts and consequently, have a direct impact on the magnitude of future goodwill intangible impairment losses, if any. The outcome of Ben LP’s capital raising efforts is uncertain, and it is not certain that the potential investors that have submitted non-binding indications of interest ultimately will invest in Ben LP, or the amount of any such investments. As a result, our quantitative goodwill intangible impairment analysis, once complete, could result in material goodwill intangible impairment in the near future.
Update on the Investments in Life Insurance Policies
We maintain an actual-to-expected analysis-based valuation methodology (“A2E Methodology”) to ensure more accurate pricing and valuation of our life insurance policies. Proper maintenance of an A2E Methodology includes the continual tracking of actual results as well as comparisons to projections. An A2E Methodology rests on the actuarial premise that mortality results for sufficiently large populations follow predictable mortality curves. As such, through the A2E Methodology and the use of the portfolio mortality multiplier (“PMM”), we are able to “fit” projections to actual results, which provides a basis to forecast future performance more accurately.

When performance sufficiently deviates from these projections, the A2E Methodology is re-examined to determine if the resultant PMM still results in the most accurate fitting of the projections to actual results. Adjustments to the PMM are made based on that analysis if warranted. The basis for a re-examination is based on a performance-based trigger approach that allows the portfolio to perform within statistical norms (+/- 1 standard deviation). We re-examine the A2E Methodology and recalculate the resultant PMM anytime the six-month moving average of the difference between actual portfolio performance and projected performance deviates by more than one standard deviation from the mean and such deviation continues as of the end of any calendar quarter after persisting for three consecutive months.
A re-examination occurred during second quarter of 2021, which resulted in an update to the PMM and a downward adjustment of $16.4 million to the fair value of the investments in life insurance policies.
Critical Accounting Policies
Refer to our Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC on November 5, 2021 (“2020 Form 10-K”) for a discussion of our critical accounting policies and estimates. There have been no significant changes to our critical accounting policies during the six months ended June 30, 2021.
Recent Developments
We define “recent developments” as material transactions or matters that occurred in the most recent fiscal quarter or in the period between the end of the fiscal quarter and the filing of the quarterly or annual financial statements with the SEC. The following recent developments are described in more detail in the notes to the condensed consolidated financial statements. A reference to the corresponding note is included below:
•In April 2021, the Kansas Legislature adopted, and the governor of Kansas signed into law, a bill that would allow for the chartering and creation of Kansas trust companies, known as TEFFIs, that provide fiduciary financing (e.g., lending to ExAlt Trusts), custodian and trustee services in all capacities pursuant to statutory fiduciary powers, to investors and other participants in the alternative assets market, as well as the establishment of alternative asset trusts. The legislation became effective on July 1, 2021 and designates BFF as the pilot trust company under the TEFFI legislation. A conditional trust charter was issued by the Kansas Bank Commissioner to a subsidiary of Ben LP on July 1, 2021. Under the pilot program, BFF will not be authorized to exercise its fiduciary powers as a TEFFI until the earlier of the date the Kansas Bank Commissioner promulgates applicable rules and regulations or December 31, 2021 or. The bill also permits the Kansas Bank Commissioner to request a six-month extension of the pilot program period, which could delay Beneficient’s exercise of fiduciary powers under the charter until July 1, 2022. As a result, the directors of GWG Holdings who serve on the new TEFFI trust company Board of Directors resigned their membership, effective June 14, 2021, on GWG Holdings’ Board of

Directors to devote their time to serving as directors of the Beneficient TEFFI trust company, which the Company believes is the highest and best use of their available time and skills and will support the development of the Beneficient TEFFI trust company and the successful execution of Beneficient’s business plan (Note 17).
•On June 28, 2021, DLP IV entered into the Third LNV Credit Facility that resulted in a $52.5 million advance from LNV Corporation, or $51.2 million including certain fees and expenses incurred in connection with the entry into the Third LNV Credit Facility (Note 9).
•On August 11, 2021, GWG DLP Funding VI, LLC, a Delaware limited liability company (“DLP VI”), entered into a Credit Agreement (the “NF Credit Agreement”) with each lender from time to time party thereto and National Founders LP, a Delaware limited partnership, as the administrative agent (the credit facility evidenced by such NF Credit Agreement, the “NF Credit Facility”) that resulted in a one-time $107.6 million advance with a scheduled maturity date of August 11, 2031 (Note 17). Approximately $56.7 million of such advanced amount was used to pay off the remaining amount due under the Third LNV Credit Facility.
•On August 13, 2021, GWG Holdings, Ben LP, and BCH entered into a Term Sheet that contemplates a series of transactions, which, if completed, will result in, among other things, (i) GWG Holdings receiving certain proposed enhancements to its investments in Beneficient; (ii) GWG Holdings no longer having the right to appoint directors of the board of directors of Beneficient Management; and (iii) Beneficient no longer being a consolidated subsidiary of GWG Holdings (Note 17).
•On September 7, 2021, DLP IV entered into a Fourth Amended and Restated Loan and Security Agreement with LNV Corporation, as lender, and CLMG Corp., as the administrative agent on behalf of the lenders under the agreement (the “Fourth LNV Credit Facility”) that resulted in a $30.3 million advance from LNV Corporation, with such advance including amounts to cover certain fees and expenses incurred in connection with the entry into the Fourth LNV Credit Facility (Note 17).
•An update on the current state of the Company and potential impact of the COVID-19 pandemic (Note 17).
Asset Diversification
As of June 30, 2021, we held a combined portfolio of assets consisting of 78% of fair value secondary life insurance policies and 22% of indirect interests in alternative assets held by certain of the ExAlt Trusts. The table presented below reflects classifications based on GWG Holdings’ and Beneficient’s current exposure types as of June 30, 2021 (dollar amounts in thousands). Additional information regarding the Collateral portfolio is available on its website at www.trustben.com. The information on Beneficient’s website is not part of, or incorporated by reference in, this report.

Exposure Type	Value	Percent of Total
Near-Duration Life Insurance Policies (1)	$325,961	33.2%
Intermediate-Duration Life Insurance Policies (1)	299,961	30.5%
Long-Duration Life Insurance Policies (1)	144,104	14.7%
Growth Stage Private (2)	81,946	8.3%
Late Stage Venture Backed (2)	52,665	5.4%
Early Stage Venture Backed (2)	29,698	3.0%
Other (2)	26,716	2.7%
Corporate Buyouts (2)	21,469	2.2%
Total	$982,520	100.0%
______________________________________________________
(1)Represents fair value of life insurance policies.
(2)Represents the net asset value (“NAV”) of the interests in alternative assets that provide cash flows, which comprise the Collateral of the ExAlt Loans (defined in section below entitled ExAlt Trusts’ Investment in Alternative Assets). Excludes collateral exchanged in the Collateral Swap, which are eliminated in consolidation. These ExAlt Loans eliminate upon consolidation in the presentation of our condensed consolidated financial statements. The Net Asset Value (“NAV”) calculation reflects the most current report of NAV and other data received from firm/fund sponsors. If no such report has been received, Beneficient estimates NAV based upon the last NAV calculation reported by the investment manager and adjusts it for capital calls and distributions made in the intervening time frame.

The underlying exposure data represents GWG Holdings’ exposure to life insurance policies included in its portfolio and its exposure to the underlying Collateral of Beneficient’s loan portfolio to the ExAlt Trusts. Exposure type reflects classifications based on each company’s portfolio as determined by management. Figures are based on third-party information and other relevant information as determined by management. “Other” includes private debt strategies, natural resources strategies, and hedge funds. “Near-Term”, “Intermediate-Term”, and “Long-Term” life insurance policies represent policies with life expectancies between 0 – 47 months, 48 – 95 months, and 96 – 240 months, respectively.
The following sections contain information on each of the secondary life insurance assets and the interests in alternative assets held by certain of the ExAlt Trusts separately.
Secondary Life Insurance Assets
Our portfolio of life insurance policies, owned by GWG Holdings’ subsidiaries as of June 30, 2021, is summarized below:
Life Insurance Portfolio Summary

Total life insurance portfolio face value of policy benefits (in thousands)	$1,844,466
Average face value per policy (in thousands)	$1,826
Average face value per insured life (in thousands)	$1,975
Weighted average age of insured (years)	83.4
Weighted average life expectancy estimate (years)	7.0
Total number of policies	1,010
Number of unique lives	934
Demographics	74% Male; 26% Female
Number of smokers	39
Largest policy as % of total portfolio face value	0.7%
Average policy as % of total portfolio	0.1%
Average annual premium as % of face value	4.0%
Our portfolio of life insurance policies, owned by GWG Holdings’ subsidiaries as of June 30, 2021, organized by the insured’s current age and the associated number of policies and policy benefits, is summarized below:
Distribution of Policies and Policy Benefits by Current Age of Insured

				Percentage of Total
Min Age	Max Age	Number of Policies	Policy Benefits (in thousands)	Number of Policies	Policy Benefits	Weighted Average LE (Years)
64	69	30	$28,334	3.0%	1.6%	11.6
70	74	174	216,293	17.2%	11.7%	10.2
75	79	204	338,110	20.2%	18.3%	9.4
80	84	203	361,047	20.1%	19.6%	7.6
85	89	218	530,708	21.6%	28.8%	4.8
90	94	154	312,097	15.2%	16.9%	3.2
95	101	27	57,877	2.7%	3.1%	2.0
Total		1,010	$1,844,466	100.0%	100.0%	7.0

Our portfolio of life insurance policies, owned by GWG Holdings’ subsidiaries as of June 30, 2021, organized by the insured’s estimated life expectancy estimates and associated policy benefits, is summarized below:
Distribution of Policies by Current Life Expectancies of Insured

				Percentage of Total
Min LE (Months)	Max LE (Months)	Number of Policies	Policy Benefits (in Thousands)	Number of Policies	Policy Benefits
0	47	288	$515,559	28.5%	27.9%
48	71	226	412,910	22.4%	22.4%
72	95	186	335,336	18.4%	18.2%
96	119	139	241,431	13.8%	13.1%
120	143	95	154,374	9.4%	8.4%
144	179	68	162,581	6.7%	8.8%
180	240	8	22,275	0.8%	1.2%
Total		1,010	$1,844,466	100.0%	100.0%
We rely on the payment of policy benefit claims by life insurance companies as a significant source of cash inflow. The life insurance assets we own represent obligations of third-party life insurance companies to pay the benefit amount under the policy upon the mortality of the insured. As a result, we manage this credit risk exposure by generally purchasing policies issued by insurance companies with investment-grade credit ratings from Standard & Poor’s, and diversifying our life insurance portfolio among a number of insurance companies.
The yield to maturity on bonds issued by life insurance carriers reflects, among other things, the credit risk (risk of default) of such insurance carrier. We follow the yields on certain publicly traded life insurance company bonds because this information is part of the data we consider when valuing our portfolio of life insurance policies for our financial statements.
The average yield to maturity of publicly traded life insurance company bonds data we consider as inputs to our life insurance portfolio valuation process was 1.45% as of June 30, 2021. We believe this average yield to maturity reflects, in part, the financial market’s judgment that credit risk is low with regard to these carriers’ financial obligations. The obligations of life insurance carriers to pay life insurance policy benefits ranks senior to all of their other financial obligations, including the senior bonds they issue. As of June 30, 2021, 94.8% of the face value benefits of our life insurance policies were issued by insurers having an investment-grade credit rating (BBB or better) by Standard & Poor’s.

As of June 30, 2021, our ten largest life insurance company credit exposures and the Standard & Poor’s credit rating of their respective financial strength and claims-paying ability is set forth below:
Distribution of Policy Benefits by Top 10 Insurance Companies

Rank	Policy Benefits (in Thousands)	Percentage of Policy Benefit Amount	Insurance Company	S&P Insurer Financial Strength Rating
1	$252,493	13.7%	John Hancock Life Insurance Company	AA-
2	208,417	11.3%	Lincoln National Life Insurance Company	AA-
3	201,236	10.9%	Equitable Financial Life Insurance Company	A+
4	164,491	8.9%	Transamerica Life Insurance Company	A+
5	151,789	8.2%	Brighthouse Life Insurance Company	AA-
6	84,998	4.6%	Pacific Life Insurance Company	AA-
7	82,389	4.5%	American General Life Insurance Company	A+
8	63,876	3.5%	ReliaStar Life Insurance Company	A+
9	57,862	3.1%	Security Life of Denver Insurance Company	A-
10	53,669	2.9%	Protective Life Insurance Company	AA-
	$1,321,220	71.6%
ExAlt Trusts’ Investment in Alternative Assets
Beneficient’s primary operations, which commenced on September 1, 2017, consist of offering its liquidity and trust administration services to its customers, primarily through certain of Ben LP’s operating subsidiaries, Ben Liquidity (as defined below) and Ben Custody Admin (as defined below), respectively. Ben Liquidity offers simple, rapid and cost-effective liquidity products to its customers through the use of customized trust vehicles, the ExAlt Trusts, that facilitate the exchange of a customer’s alternative assets for consideration using a unique financing structure. A subsidiary of Ben Liquidity makes ExAlt Loans to certain of the ExAlt Trusts. Ben Liquidity generates interest and fee income earned in connection with such ExAlt Loans to certain of the ExAlt Trusts, which are collateralized by the cash flows from the exchanged alternative assets (the “Collateral”). Ben Custody Admin provides trust administration services to the trustees of certain of the ExAlt Trusts that own the exchanged alternative asset following a liquidity transaction for fees payable quarterly. The Collateral supports the repayment of the loans plus any related interest and fees. Since the ExAlt Trusts are consolidated, Ben LP’s operating subsidiary ExAlt Loans and interest and fee income are eliminated in the presentation of our condensed consolidated financial statements.

The ExAlt Trusts’ investments in alternative assets are the source of the Collateral supporting the ExAlt Loans. These assets consist primarily of limited partnership interests in various alternative investments, including private equity funds. These alternative investments are valued using NAV as a practical expedient. Changes in the NAV of these investments are recorded in investment income, net in our consolidated statements of operations. The ExAlt Trusts’ investments in alternative assets provide the economic value creating the Collateral to the ExAlt Loans made in connection with each liquidity transaction.

The ExAlt Trusts held interests in alternative assets with a net asset value of $212.5 million and $221.9 million at June 30, 2021 and December 31, 2020, respectively. As of June 30, 2021, the ExAlt Trusts’ portfolio had exposure to 120 professionally managed alternative investment funds, comprised of 313 underlying investments, 96 percent of which are investments in private companies.

The portfolio of alternative assets, excluding the collateral exchanged in the Collateral Swap, which is eliminated in consolidation, covers the following industry sectors and geographic regions as of the dates shown below (dollar amounts in thousands):

	June 30, 2021		December 31, 2020
Industry Sector	Value	Percent of Total	Value	Percent of Total
Diversified Financials	29,230	13.8%	28,462	12.8%
Food and Staples Retailing	26,986	12.7%	24,450	11.0%
Software and Services	26,483	12.5%	23,310	10.5%
Telecommunication Services	26,408	12.4%	27,401	12.3%
Utilities	23,052	10.8%	21,740	9.8%
Not Applicable (e.g., Escrow, Earnouts)(1)	16,769	7.9%	18,138	8.2%
Semiconductors and Semiconductor Equipment	15,555	7.3%	21,271	9.6%
Health Care Equipment and Services	12,488	5.9%	14,682	6.6%
Other(1)	35,523	16.7%	42,440	19.2%
Total	$212,494	100.0%	$221,894	100.0%

	June 30, 2021		December 31, 2020
Geography	Value	Percent of Total	Value	Percent of Total
North America	$90,151	42.3%	$95,569	43.1%
Western Europe	49,292	23.2%	50,219	22.6%
Asia	30,295	14.3%	36,436	16.4%
Latin & South America	27,744	13.1%	25,255	11.4%
Other(2)	15,012	7.1%	14,415	6.5%
Total	$212,494	100.0%	$221,894	100.0%
_______________________________________________________________
(1)Industries in this category each comprise less than 5 percent as of June 30, 2021.
(2)Locations in this category each comprise less than 5 percent.
Assets in the portfolio consist primarily of interests in alternative investment vehicles (also referred to as “funds”) that are managed by a group of U.S. and non-U.S. based alternative asset management firms that invest in a variety of financial markets and utilize a variety of investment strategies. The vintages of the funds in the portfolio as of June 30, 2021 ranged from 1993 to 2021.
As the ExAlt Trusts grow their portfolio, they will monitor the diversity of the portfolio through the use of concentration guidelines. These guidelines were established, and will be periodically updated, through a data driven approach based on asset type, fund manager, vintage of fund, industry segment and geography to manage portfolio risk. Beneficient will refer to these guidelines when making decisions about new financing opportunities; however, these guidelines will not restrict Beneficient from entering into financing opportunities that would result in Beneficient having exposure outside of its concentration guidelines. In addition, changes to the ExAlt Trusts’ portfolio may lag changes to the concentration guidelines. As such, the ExAlt Trusts’ portfolio may, at any given time, have exposures that are outside of its concentration guidelines to reflect, among other things, attractive financing opportunities, limited availability of assets, or other business reasons. Given the ExAlt Trusts’ limited operating history, the portfolio as of June 30, 2021 had exposure to certain alternative investment vehicles and investments in private companies that were outside of those guidelines.
Classifications by industry sector, exposure type and geography reflect classification of investments held in funds or companies held directly in the portfolio. Investments reflect the assets listed by the general partner of a fund as held by the fund and have a positive or negative net asset value. Typical assets include portfolio companies, limited partnership interests in other funds, and net other assets, which are a fund’s cash and other current assets minus liabilities. The underlying interests in alternative assets are primarily limited partnership interests, and the limited partnership agreements governing those interests generally include restrictions on disclosure of fund-level information, including fund names and company names in the funds.
Industry sector is based on Global Industry Classification Standard (GICS®) Level 2 classification (also known as “Industry Group”) of companies held in the portfolio by funds or directly, subject to certain adjustments by us. “Other” classification is not a GICS® classification. “Other” classification reflects companies in the GICS® classification categories of Automobiles & Components, Banks, Capital Goods, Commercial & Professional Services, Consumer Durables & Apparel, Consumer Services, Energy, Food, Beverage & Tobacco, Household & Personal Products, Insurance, Materials, Media & Entertainment, Pharmaceutical, Biotechnology & Life Sciences, Real Estate, Retailing, Tech Hardware & Equipment, and Transportation. N/A includes investments assets that we have determined do not have an applicable GICS® Level 2 classification, such as Net Other Assets and investments that are not operating companies.
Investment exposure type reflects classifications based on each fund’s current investment strategy stage as determined by us. “Other” includes private debt strategies, natural resources strategies and hedge funds.
Geography reflects classifications determined by us based on each underlying investment. “Other” geography classification includes Israel, Australia, Northern Europe, and Eastern Europe.
Principal Revenue and Expense Items
During the three and six months ended June 30, 2021 and 2020, we earned revenues from the following primary sources:
•Revenue Realized from Maturities of Life Insurance Policies. We recognize the difference between the face value of the policy benefits and carrying value when an insured event has occurred and determine that collection of the policy benefits is realizable and reasonably assured. Revenue from a transaction must meet both criteria in order to be recognized. We generally collect the face value of the life insurance policy from the insurance company within 45 days of our notification of the insured’s mortality, but this collection time varies depending on the insurance company and individual policy.
•Change in Fair Value of Life Insurance Policies. We value our life insurance portfolio investments for each reporting period in accordance with the fair value principles discussed herein, which reflects the expected receipt of policy benefits in future periods, net of premium costs, as shown in our condensed consolidated financial statements.
•Investment Income. Includes the change in NAV of the alternative assets held by certain of the ExAlt Trusts.
•Interest Income. Primarily includes interest earned from policy benefits receivable and cash held in banks.
•Other Income. Includes changes in the fair value of Beneficient’s investment in put options, L Bond redemption fees, and other miscellaneous income. Additionally, includes $36.3 million recognized during the second quarter of 2020 by Beneficient as a result of the forfeiture of vested equity-based compensation related to one former director of Beneficient.
During the three and six months ended June 30, 2021 and 2020, our main components of expense are summarized below:
•Interest Expense. Includes interest incurred under the second amended and restated senior credit facility with LNV Corporation (as amended from time to time, “LNV Credit Facility”), as well as interest paid on GWG Holdings’ L Bonds, Seller Trust L Bonds and other outstanding indebtedness, including Beneficient’s debt due to related parties. When we issue debt, we amortize the financing costs (commissions and other fees) associated with such indebtedness over the outstanding term of the financing and classify it as interest expense.
•Employee Compensation and Benefits. Employee compensation and benefits includes salaries, bonuses and other incentives and costs of employee benefits. Also included are significant non-cash compensation expenses totaling $9.0 million and $73.1 million for the six months ended June 30, 2021 and 2020, respectively, related to Beneficient’s equity incentive plans.
•Selling, General and Administrative Expenses. We recognize and record expenses incurred in our business operations, including operations related to the servicing of life insurance policies, the origination and servicing of ExAlt Loans and costs associated with trust administration. These expenses include legal and professional fees, sales, marketing, occupancy and other expenditures.

Additional components of our net earnings include:
•Earnings (Loss) from Equity Method Investment. We account for GWG Holdings’ investment in FOXO as an equity method investment, which is included in earnings (loss) from equity method investment in our condensed consolidated statements of operations. We had losses from equity method investments of $3.4 million and $1.3 million during the three months ended June 30, 2021 and 2020, respectively. We had losses from equity method investments of $6.9 million and $2.8 million during the six months ended June 30, 2021 and 2020, respectively.
Results of Operations —Three and Six Months Ended June 30, 2021 Compared to the Same Periods in 2020
The following is our analysis of the results of operations for the periods indicated below. This analysis should be read in conjunction with our condensed consolidated financial statements and related notes (dollar values in thousands).
Net Loss Attributable to Common Shareholders
Net loss attributable to common shareholders was $64.9 million and $24.3 million for the three months ended June 30, 2021 and 2020, respectively. Net loss attributable to common shareholders was $119.3 million and $71.6 million for the six months ended June 30, 2021 and 2020, respectively. The results of operations for the three and six months ended June 30, 2021 reflect higher interest expense as result of increased average debt balances and interest rates, combined with a lower gain on life insurance policies as a result of the adjustment to the PMM and lower maturities of life insurance policies. More details regarding revenue and expenses for the three and six months ended June 30, 2021 and 2020 are included in the discussion below.
Revenue from Secondary Life Insurance

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenue realized from maturities of life insurance policies	$25,412	$27,136	$42,797	$46,603
Revenue recognized from change in fair value of life insurance policies	(11,399)	5,278	(3,237)	17,455
Premiums and other annual fees paid	(18,486)	(17,626)	(37,121)	(34,825)
Gain (loss) on life insurance policies, net	$(4,473)	$14,788	$2,439	$29,233
Attribution of gain on life insurance policies, net:
Change in estimated probabilistic cash flows, net of premium and other annual fees paid	$(4,623)	$(2,277)	$(10,011)	$(1,625)
Change in life expectancy evaluation	2,337	—	2,337	—
Change in PMM	(16,386)	—	(16,386)	—
Net revenue recognized at maturity	14,199	17,065	26,499	30,858
Gain (loss) on life insurance policies, net	$(4,473)	$14,788	$2,439	$29,233

Number of policies matured	22	29	48	49
Face value of matured policies	$35,485	$39,889	$61,445	$65,391
Net revenue recognized at maturity event (% of face value matured)	40.0%	42.8%	43.1%	47.2%
Revenue from changes in estimated probabilistic cash flows, net of premiums paid was a charge of $4.6 million compared to $2.3 million during the three months ended June 30, 2021 and 2020, respectively. Revenue from changes in estimated probabilistic cash flows, net of premiums paid was a charge of $10.0 million and $1.6 million for the six months ended June 30, 2021 and 2020, respectively. The decreases of $19.3 million and $26.8 million in gain on life insurance policies for the three and six months ended June 30, 2021, respectively, over the comparable prior year periods, was driven by lower revenue realized from maturities of life insurance policies (see more details in the following paragraph), a lower amount of revenue recognized from changes in fair value of the policies still in force at June 30, 2021, and higher premium costs due to the aging of the portfolio. The lower amount of revenue recognized from changes in fair value of the policies is largely driven by the

$16.4 million downward adjustment to fair value taken as a result of an update to the PMM as discussed in the “Critical Accounting Policies and Estimates” section above.
The face value of matured policies was $35.5 million and $39.9 million for the three months ended June 30, 2021 and 2020, respectively, reflecting a decrease in face value of matured policies of $4.4 million. The resulting revenue realized at maturity was $25.4 million and $27.1 million during the three months ended June 30, 2021 and 2020, respectively. The decreased revenue realized at maturity during the comparable periods was due to the higher average carrying value of the policies that matured during the second quarter of 2021 compared to the second quarter of 2020.
The face value of matured policies was $61.4 million and $65.4 million for the six months ended June 30, 2021 and 2020, respectively, reflecting a decrease in face value of matured policies of $3.9 million, respectively, during those periods. The resulting revenue recognized at maturity was $42.8 million and $46.6 million during the six months ended June 30, 2021 and 2020, respectively. The decreased revenue recognized at maturity during the comparable periods reflects the higher average carrying value of the policies that matured during the first six months of 2021 compared to the same period in 2020.
Investment Income, Interest Income, and Other Income (in thousands)

	Three Months Ended June 30,			Six Months Ended June 30,
	2021	2020	Variance	2021	2020	Variance
Investment income (loss)	$1,773	$(22,671)	$24,444	$3,863	$(15,115)	$18,978
Interest income	305	300	5	622	1,015	(393)
Other (loss) income	(1,891)	36,501	(38,392)	(3,451)	36,597	(40,048)
Total	$187	$14,130	$(13,943)	$1,034	$22,497	$(21,463)
Investment income was $1.8 million and $3.9 million during the three and six months ended June 30, 2021, respectively, driven by an increase in the NAV of the alternative assets held by certain of the ExAlt Trusts. Investment loss was $22.7 million and $15.1 million during the three and six months ended June 30, 2020, respectively, primarily due to a decrease in the NAV of the alternative assets held by certain of the ExAlt Trusts, partially offset by a decrease to the repurchase option liability.
Interest income decreased during the six months ended June 30, 2021, compared to the same period in 2020, primarily due to a decrease in average cash balances and corresponding bank interest earned.
Other loss during the three and six months ended June 30, 2021, includes a $2.1 million and $4.3 million decrease, respectively, to the fair value of Beneficient’s investment in put options, compared to L Bond early redemption fees and other miscellaneous income items recorded in the comparable periods in 2020. Other income for the three and six months ended June 30, 2020, includes $36.3 million of income recognized during the second quarter of 2020 by Beneficient as a result of the forfeiture of vested equity-based compensation related to one former director of Beneficient. A substantial majority of the former director’s equity-based compensation units were fully vested, and the related expense was recorded in prior periods.
Interest and Operating Expenses (in thousands)

	Three Months Ended June 30,			Six Months Ended June 30,
	2021	2020	Variance	2021	2020	Variance
Interest expense (including amortization of deferred financing costs)	$42,127	$37,142	$4,985	$83,509	$73,013	$10,496
Employee compensation and benefits	14,082	11,840	2,242	29,106	89,544	(60,438)
Legal and professional fees	6,054	7,643	(1,589)	14,182	13,806	376
Other expenses	6,395	5,063	1,332	13,398	8,675	4,723
Total expenses	$68,658	$61,688	$6,970	$140,195	$185,038	$(44,843)

Interest expense, including amortization of deferred financing costs, increased $5.0 million and $10.5 million during the three and six months ended June 30, 2021, respectively, compared to the same periods in 2020, primarily due to the increase in the average balance of outstanding L Bonds. The difference also includes the effects of the increased interest rate on debt due to related parties and additional deferred financing cost amortization as a result of the amendments of Beneficient’s debt agreements on August 13, 2020, partially offset by the elimination of a portion of the interest expense on the Seller Trust L Bonds as a result of the Collateral Swap transaction that occurred on September 30, 2020.
Employee compensation and benefits increased during the three months ended June 30, 2021, compared to the same period of 2020, due to higher salary and benefit costs recognized as a result of higher headcount for the comparable period. Employee compensation and benefits decreased during the six months ended June 30, 2021, compared to the same period of 2020, primarily related to Beneficient’s equity incentive plans. Specifically, the Company recognized $9.0 million during the six months ended June 30, 2021, compared to $73.1 million during the comparable period of 2020, of equity-based compensation expense related to Beneficient’s equity incentive plans. The decrease is due to the full vesting of some awards upon grant during the first quarter of 2020 compared to predominately service-based vesting during 2021. In addition to Beneficient’s equity-based compensation expense, we recognized additional retention, severance and other costs in the first quarter of 2020 related to the relocation of GWG Holdings’ principal offices from Minneapolis to Dallas in late 2019. Finally, these decreases were partially offset by higher salary and benefit costs recognized as a result of higher headcount for the comparable periods.
The decrease in legal and professional fees in the three months ended June 30, 2021, compared to the same period of 2020, is primarily the result of higher legal costs in the second quarter of 2020 related to debt amendments and other transactions that occurred during that time, combined with higher costs of life expectancy reports ordered during the second quarter of 2020. Legal and professional fees remained relatively flat for the six months ended June 30, 2021 compared to the same period of 2020.
The increase in other expenses during the three months ended June 30, 2021, compared to the same period of 2020, is primarily due a $1.0 million TEFFI application fee incurred by Beneficient during the second quarter of 2021. In addition to the TEFFI application fee, the increase in other expenses during the six months ended June 30, 2021, compared to the same period of 2020, is primarily due to the $2.0 million write-off of an investment related to legacy business initiatives of GWG Holdings, combined with a $1.3 million partial expense reversal of a service provider accrual by Beneficient during the first quarter of 2020.
Income Taxes
The Company applies an estimated annual effective rate to interim period pre-tax income to calculate the income tax provision for the quarter in accordance with the principal method prescribed by the accounting guidance established for computing income taxes in interim periods.
The Company’s effective tax rate was 0.34% for the six months ended June 30, 2021. The income tax benefit for the three and six months ended June 30, 2021 was $0.2 million and $0.5 million, respectively, compared to $2.0 million and $18.2 million for the three and six months ended June 30, 2020, respectively. The effective tax rate differs from the statutory U.S. federal income tax rate of 21% primarily due to valuation allowances recorded on the current year losses, offset by a current state tax expense. The income tax benefit for the three and six months ended June 30, 2021 reflects adjustments to the deferred tax liability for specific expense allocations to the holders of the Preferred Series A Subclass 1 Unit Accounts and deferred federal income tax benefit related to Beneficient’s losses, offset by current state tax expense of GWG Holdings.
The Company currently records a valuation allowance against its deferred tax assets that cannot be realized solely by the future reversal of existing temporary differences. Due to the uncertain timing of the reversal of certain of these taxable temporary differences due to the constraint described below, they cannot be considered as a source of future taxable income for purposes of determining a valuation allowance; therefore, the vast majority of the existing deferred tax liability cannot be utilized in determining the realizability of the deferred tax assets. Due to a prior deemed ownership change, net operating loss carryforwards are subject to Section 382 of the Internal Revenue Code.
The Company determined it cannot utilize the reversal of a taxable temporary difference related to GWG Life’s ownership in the Preferred Series A Subclass 1 Unit Accounts described in Note 1, until such time as the preferred equity is no longer constrained, as a source of income to realize existing deferred tax assets related to the net operating loss and Internal Revenue Code Section 163(j) limitations. As a result, the Company recorded a large net deferred tax liability on December 31, 2019, the majority of which remained as of June 30, 2021 and December 31, 2020. The disposition of this investment is constrained by the Pledge and Security Agreement in favor of the holders of the L Bonds of GWG Holdings. As such, the timing of recognition of the necessary taxable income related to this investment and the future reversal of this taxable temporary difference cannot be predicted.
Revenue and Earnings before Tax by Reportable Segment — Three and Six Months Ended June 30, 2021 Compared to the Same Periods in 2020
We have two reportable segments: 1) Secondary Life Insurance and 2) Beneficient. Corporate & Other includes certain activities not allocated to specific business segments. These activities include holding company financing and investing activities, management and administrative services to support the overall operations of the Company, and GWG Holdings’ equity method investment in FOXO.
Comparison of revenue by reportable segment for the periods indicated (in thousands):

	Three Months Ended June 30,			Six Months Ended June 30,
Revenue:	2021	2020	Variance	2021	2020	Variance
Secondary Life Insurance	$(4,073)	$15,230	$(19,303)	3,099	$30,378	$(27,279)
Beneficient	(219)	13,672	(13,891)	368	21,336	(20,968)
Corporate & Other	6	16	(10)	6	16	(10)
Total	$(4,286)	$28,918	$(33,204)	$3,473	$51,730	$(48,257)
The primary components of the changes in revenue during the three and six months ended June 30, 2021 compared to the same periods in 2020 were as follows:
•Secondary Life Insurance revenue decreased by $19.3 million and $27.3 million during the three and six months ended June 30, 2021, compared to the comparable periods in 2020, primarily as a result of an adjustment to the PMM during the second quarter of 2021 that resulted in a $16.4 million downward adjustment to the fair value of the portfolio, combined with higher premiums and lower revenue recognized at maturity.
•Beneficient segment revenue decreased for the three and six months ended June 30, 2021, compared to the same periods in 2020, primarily due to $36.3 million of non-recurring income recognized during the second quarter of 2020 by Beneficient as a result of the forfeiture of vested equity-based compensation related to one former director of Beneficient. A substantial majority of the former director’s equity-based compensation units were fully vested, and the related expense was recorded in prior periods. This decrease was partially offset by an increase in investment income driven by changes in the NAV of the alternative assets held by certain of the ExAlt Trusts during the three and six months ended June 30, 2021, compared to the same periods in 2020.

Comparison of loss before tax by reportable segment for the periods indicated (in thousands):

	Three Months Ended June 30,			Six Months Ended June 30,
Segment Loss Before Tax	2021	2020	Variance	2021	2020	Variance
Secondary Life Insurance	$(36,199)	$(12,446)	$(23,753)	$(58,588)	$(27,167)	$(31,421)
Beneficient	(29,281)	(15,218)	(14,063)	(60,874)	(95,412)	34,538
Corporate & Other(1)	(10,899)	(6,424)	(4,475)	(24,209)	(13,577)	(10,632)
Total	$(76,379)	$(34,088)	$(42,291)	$(143,671)	$(136,156)	$(7,515)
_______________________________________________
(1)Includes loss from equity method investments as presented in our condensed consolidated statements of operations, related to GWG Holdings’ investment in FOXO.
The primary drivers of the changes in loss before tax during the three and six months ended June 30, 2021, compared to the same periods in 2020 were as follows:
•Secondary Life Insurance loss before tax increased by $23.8 million and $31.4 million, respectively, for the three and six months ended June 30, 2021, compared to the same periods in 2020, primarily as a result of the following:

•$19.3 million and $26.8 million respective decreases in gain on life insurance policies, net for the comparative periods as described above in the revenue comparison discussion;
•$6.1 million and $11.0 million respective increases in interest expense during the comparative periods as a result of higher average debt outstanding; and
•$1.7 million and $6.9 million respective decreases in operating expenses during the comparative periods, primarily resulting from a lower percentage of employee compensation and benefits allocated to the Secondary Life Insurance segment.
•Beneficient segment loss before tax increased by $14.1 million for the three months ended June 30, 2021, respectively, compared to the same period in 2020, primarily due to:
•an increase in investment income of $24.4 million offset by an increase in loss on put option of $2.2 million and $36.3 million of non-recurring income in second quarter of 2020 as described above in the revenue comparison discussion;
•a decrease of $0.4 million in non-cash charges for equity incentive compensation; and
•net increases in interest and other operating expenses of approximately $0.6 million.
•Beneficient segment loss before tax decreased by $34.5 million for the six months ended June 30, 2021, primarily due to:
•a decrease of $60.6 million in non-cash charges for equity incentive compensation;
•a increase in investment income of $18.9 million partially offset by an increase in loss on put option of $4.3 million and $36.3 million of non-recurring income in second quarter of 2020 as described above in the revenue comparison discussion; and
•net increases in interest and other operating expenses of approximately $5.1 million.
•Corporate & Other operating loss was higher during the three and six months ended June 30, 2021 compared to the same periods in 2020, primarily due:
•$2.1 million and $4.1 million respective increases in loss from equity method investments;
•$0.3 million and $4.5 million respective increases in operating expenses due to a higher percentage of salaries and benefits, legal fees and other operating expenses allocated to Corporate & Other; and
•the write-off of a $2.0 million investment related to legacy business initiatives of GWG Holdings during the six months ended June 30, 2021.
Liquidity and Capital Resources
As of June 30, 2021 and December 31, 2020, we had approximately $91.5 million and $124.2 million, respectively, in combined available cash, cash equivalents, and restricted cash. We generated net losses attributable to common shareholders of $119.3 million and $71.6 million for the six months ended June 30, 2021 and 2020, respectively. As of October 15, 2021, we had cash, cash equivalents, and restricted cash of approximately $54.3 million. Besides funding operating expenditures, we are obligated to pay other items such as interest payments, debt maturities, and preferred stock dividends and redemptions.
We have historically financed our businesses primarily through a combination of L Bond sales, preferred stock sales, the LNV Credit Facility, and the NF Credit Facility. We have also financed our business through proceeds from life insurance policy benefit receipts, cash distributions from the ExAlt Trusts’ alternative asset portfolio, dividends and interest on investments, and Beneficient’s debt due to related parties. We have traditionally used proceeds from these sources for policy acquisition, policy premiums and servicing costs, working capital and financing expenditures including paying principal, interest and dividends. We have also used proceeds to allocate capital to Beneficient; however, if Ben LP becomes an independent company pursuant to the terms of the Term Sheet, the Company expects that Ben LP would reduce its reliance on GWG Holdings to fund its operations and would raise future capital from other sources. Ben LP’s capital raising efforts and participation in liquidity transactions may include the issuance of equity or debt of Ben LP or one of its subsidiaries, and the newly issued securities may be dilutive to GWG Holdings’ and GWG Life’s investments in Ben LP and BCH and may include preferential terms relative to GWG Holdings’ and GWG Life’s investments in Ben LP and BCH, as applicable.

We currently fund our business primarily with debt that generally has a shorter duration than the duration of our long-term assets. The resulting asset/liability mismatch can result in a liquidity shortfall if we are unable to renew maturing short-term debt or secure suitable additional financing. In such a situation, we could be forced to sell assets at less than optimal (distressed) prices. Substantially all of our life insurance policies are pledged as collateral under the LNV Credit Facility and the NF Credit Facility and we would not be able to dispose of them without compliance with the terms of those credit facilities. We heavily rely on GWG Holdings’ L Bond offering to fund our business operations, including, among other things, interest and principal payments on the existing L Bonds and capital allocations to Beneficient. We temporarily suspended the offering of GWG Holdings’ L Bonds, commencing April 16, 2021, as a result of our delay in filing certain periodic reports with the SEC, including this Quarterly Report on Form 10-Q, and were required to seek alternative sources of capital.

As a result of the suspension of GWG Holdings’ L Bond offering, on June 28, 2021 (as described in more detail below and in Note 9 to the condensed consolidated financial statements), we pledged additional life insurance policies as collateral and received an additional advance of $51.2 million under the Third LNV Credit Facility. Subsequently, on August 11 2021, we entered into the NF Credit Agreement (as described in more detail below and in Note 17 to the condensed consolidated financial statements) and received a one-time advance of $107.6 million under this credit agreement. Approximately $56.7 million of such advanced amount was used to pay off the remaining amount due, including interest and penalties, under the Third LNV Credit Facility and the additional pledged life insurance policies used as collateral for the Third LNV Credit Facility were released and pledged under the NF Credit Facility. Further, on September 7, 2021, DLP IV entered into the Fourth LNV Credit Facility, that replaced the aforementioned Third LNV Credit Facility. The Fourth LNV Credit Facility resulted in an additional advance of $30.3 million from LNV Corporation, with no additional pledged collateral.

Primarily due to the current suspension of GWG Holdings’ L Bond offering, the Company may require additional capital to continue its operations over the next twelve months if our ability to sell L Bonds dissipates, or if we are forced to suspend the L Bond offering. However, the Company may not be able to obtain additional borrowings under existing debt facilities or new borrowings with other third-party lenders. To the extent that GWG Holdings or its subsidiaries raise additional capital through the future issuance of debt, the terms of those debt securities may include terms that adversely affect the rights of our existing debt and/or equity holders or involve negative covenants that restrict GWG Holdings’ ability to take specific actions, such as incurring additional debt or making additional investments in growing the operations of the Company. If GWG Holdings is unable to fund its operations and other obligations, or defaults on its debt, then the Company will be required to either i) sell assets to provide sufficient funding, ii) exercise our right to decline requests for early L Bond redemptions or redemptions of preferred stock, or iii) to raise additional capital through the sale of equity and the ownership interest of our equity holders may be diluted. Substantially all of our life insurance policies are pledged as collateral under the LNV Credit Facility and the NF Credit Facility and we would not be able to dispose of them without compliance with the terms of those credit facilities.

We anticipate recommencing the offering of GWG Holdings’ L Bonds once we become current with our filing obligations and satisfy applicable NASDAQ listing requirements. Once we become current with our filing obligations with respect to the L Bonds, we may be limited in the origination channels in which we sell our L Bonds in the event that we are unable to meet the applicable NASDAQ listing requirements in a timely manner, which could result in the L Bonds no longer being “covered securities” for federal securities law purposes which would subject the offer and sale of L Bonds to potentially extensive state “blue sky” securities law requirements. If for any reason we are forced to suspend GWG Holdings’ L Bond offering, are limited in our origination channels in which we sell our L Bonds, or demand for GWG Holdings’ L bonds dissipates, our business would be adversely impacted and our ability to service and repay our debt obligations, much of which is short term, would be compromised, thereby negatively affecting our business prospects and viability.
We had $63.3 million of borrowing base capacity, excluding any potential capacity for premiums and servicing costs, under the LNV Credit Facility as of June 30, 2021. Additional future borrowing base capacity for premiums and servicing costs, created as the premiums and servicing costs of pledged life insurance policies become due and by additional policy pledges to the facility, if any, exists under the LNV Credit Facility at the sole discretion of the lender. The LNV Credit Facility has certain financial and nonfinancial covenants, and we were in compliance with these debt covenants as of June 30, 2021 and continue to be so as of the filing date of this report. Subsequent to June 30, 2021, we received additional advances through amendments to the LNV Credit Facility and entered into the NF Credit Facility (as described above and more fully in Note 17 to the condensed consolidated financial statements).
Beneficient is obligated to make debt payments totaling $75.5 million on certain outstanding borrowings through May 30, 2022 under the terms of the Amendment No. 1 to the Second Amended and Restated Credit Agreements as discussed further in Note 17 to the condensed consolidated financial statements. Primarily due to both the forthcoming debt payments under the Credit

Agreement and Second Lien Credit Agreement and the anticipated deconsolidation of Beneficient from GWG Holdings, as discussed previously and in Note 17, which is expected to result in reduced reliance by Beneficient on GWG Holdings to fund its operations, Beneficient will require additional liquidity to continue its operations over the next twelve months. Beneficient expects to satisfy these obligations and fund its operations through anticipated operating cash flows, proceeds from distributions on the alternative assets portfolio, additional investments into Beneficient by GWG Holdings and/or other parties and, potentially refinancing with other third-party lenders some or all of the existing borrowings due prior to their maturity. Beneficient is currently in the process of raising additional equity, which is anticipated to close during the fourth quarter of 2021 and/or the first quarter of 2022.
Beneficient may not be able to refinance or obtain additional financing on terms favorable to the Company, or at all. To the extent that Beneficient raises additional capital through the future sale of equity or debt, the ownership interest of its existing equity holders may be diluted. The terms of these future equity or debt securities may include liquidation or other preferences that adversely affect the rights of its existing equity unitholders or involve negative covenants that restrict Beneficient’s ability to take specific actions, such as incurring additional debt or making additional investments in growing its operations. If Beneficient defaults on these borrowings, then it will be required to either i) sell assets to repay these loans or ii) to raise additional capital through the sale of equity and the ownership interest of our equity holders may be diluted. Moreover, if Beneficient were to sell assets to avoid a default of these borrowings, then the price at which Beneficient sold such assets may not reflect the carrying value of those assets as reflected in our consolidated financial statements, especially in the event of a bulk or distressed sale.
As noted in the “Results of Operations” section above, on November 11, 2019, GWG Holdings contributed the common stock and membership interests of its then wholly-owned FOXO Labs and FOXO Life subsidiaries to FOXO in exchange for a membership interest in the entity. On November 13, 2020, FOXO BioScience LLC converted to a corporation and is now known as FOXO Technologies Inc. With the corporate conversion, GWG Holdings’ previous membership interest in the LLC converted to preferred equity. GWG Holdings has contributed $2.5 million in cash to FOXO during the six months ended June 30, 2021, and was committed to contribute an additional $1.3 million to the entity through October 2021, all of which has been contributed through such date.
The potential NASDAQ delisting and our current inability to sell L Bonds as discussed above, in combination with significant recurring losses from operations, negative cash flows from operations, delays in executing our business plans, and any potential negative outcome from the ongoing SEC investigation discussed elsewhere in this Form 10-Q, raise substantial doubt about our ability to continue as a going concern for the next 12 months following the filing of this Form 10-Q.
Financings Summary
We had the following outstanding debt balances as of June 30, 2021 and December 31, 2020, with the following weighted average interest rates as calculated for the six months ended June 30, 2021, and the year ended December 31, 2020 (dollars in thousands):

	June 30, 2021		December 31, 2020
Issuer/Borrower	Principal Amount Outstanding	Weighted Average Interest Rate	Principal Amount Outstanding	Weighted Average Interest Rate
GWG DLP Funding IV, LLC – LNV senior credit facility	$236,660	9.00%	$202,611	9.12%
GWG Holdings, Inc. – L Bonds	1,369,818	7.21%	1,277,881	7.21%
GWG Holdings, Inc. – Seller Trust L Bonds	272,104	7.50%	272,104	7.50%
Beneficient – Debt due to related parties	78,223	7.92%	77,176	6.50%
Total	$1,956,805	7.50%	$1,829,772	7.43%

The table below reconciles the face amount of our outstanding debt to the carrying value shown on our balance sheets (dollars in thousands):

	June 30, 2021	December 31, 2020
Senior credit facility with LNV Corporation
Face amount outstanding	$236,660	$202,611
Unamortized deferred financing costs	(9,523)	(8,881)
Carrying amount	$227,137	$193,730
L Bonds and Seller Trust L Bonds:
Face amount outstanding	$1,641,922	$1,549,985
Redemptions and subscriptions in process(1)	8,279	17,978
Unamortized selling costs	(49,084)	(48,957)
Carrying amount	$1,601,117	$1,519,006
Debt due to related parties:
Face amount outstanding	$78,223	$77,176
Unamortized discount	(975)	(916)
Carrying amount	$77,248	$76,260
__________________________________________
(1)Amount as of June 30, 2021 only includes redemptions in process.
Amendments of Senior Credit Facility with LNV Corporation
Effective June 28, 2021, DLP IV entered into the Third LNV Credit Facility. The Third LNV Credit Facility makes available a total of up to $300.0 million in credit to DLP IV with a maturity date of September 27, 2029. Subject to available borrowing base capacity, additional advances are available under the Third LNV Credit Facility at the LIBOR rate described below. Such advances are available to pay premiums and servicing costs of pledged life insurance policies as such amounts become due. Interest will accrue on amounts borrowed under the Third LNV Credit Facility at an annual interest rate, determined as of each date of borrowing or quarterly if there is no borrowing, equal to (a) the greater of 1.50% or 12-month LIBOR, plus (b) 7.50% per annum. The effective rate at June 30, 2021 was 9.00%. Interest payments are made on a quarterly basis. As of June 30, 2021, we had approximately $236.7 million outstanding under the senior credit facility. The Third LNV Credit Facility resulted in an additional advance of $52.5 million from LNV Corporation, which was paid off on August 11, 2021, with a portion of the proceeds from the NF Credit Facility described below.
Under the Third LNV Credit Facility, DLP IV has granted the administrative agent, for the benefit of the lenders under the facility, a security interest in all of DLP IV’s assets. As with prior collateral arrangements relating to the senior secured debt of GWG Holdings and its subsidiaries (on a consolidated basis), GWG Life’s excess equity value of DLP IV after satisfying all amounts owing under the LNV Credit Facility is available as collateral for the obligations of GWG Holdings under the L Bonds and Seller Trust L Bonds (although the life insurance assets owned by DLP IV do not themselves serve as direct collateral for those obligations).
We are subject to various financial and non-financial covenants under the Third LNV Credit Facility, including, but not limited to, compliance with laws, preservation of existence, financial reporting, keeping of proper books of record and account, payment of taxes, and ensuring that neither DLP IV nor GWG Life become an investment company. In addition, the Third LNV Credit Facility has certain reporting obligations that require DLP IV to deliver unaudited quarterly financial statements no later than forty-five days after the end of each of the first three fiscal quarters, and audited annual financial statements no later than ninety days after the end of each fiscal year. As of June 30, 2021, we were in compliance with all financial and non-financial covenants.
As more fully described in Note 17, on September 7, 2021, DLP IV entered into the Fourth LNV Credit Facility, which replaced the aforementioned Third LNV Credit Facility. The Fourth LNV Credit Facility resulted in an additional advance of $30.3 million from LNV Corporation. The Fourth LNV Credit Facility sets forth interest and other terms and covenants similar those included in the previous LNV Credit Facility.

L Bonds (including Liquidity Bonds) and Seller Trust L Bonds
In January 2015, GWG Holdings began publicly offering up to $1.0 billion of L Bonds as a follow-on to our earlier $250.0 million public debt offering. In January 2018, GWG Holdings began publicly offering up to $1.0 billion L Bonds as a follow-on to its earlier offering.
On June 3, 2020, a registration statement relating to an additional public offering was declared effective permitting us to sell up to $2.0 billion in principal amount of L Bonds on a continuous basis through June 2023. These bonds contain the same terms and features as our previous offerings. Through June 30, 2021, we have raised $453.2 million under this offering, including renewals, since it was declared effective.
Through June 30, 2021, the total amount of L Bonds sold under all offerings, including renewals, was $2.3 billion. As of June 30, 2021 and December 31, 2020, respectively, we had approximately $1.4 billion and $1.3 billion in principal amount of L Bonds outstanding (exclusive of Seller Trust L Bonds).
On August 10, 2018, GWG Holdings, GWG Life and the Bank of Utah, as trustee, entered into the L Bond Supplemental Indenture to the Amended and Restated Indenture. GWG Holdings entered into the L Bond Supplemental Indenture to add and modify certain provisions of the Amended and Restated Indenture necessary to provide for the issuance of the Seller Trust L Bonds. GWG Holdings issued Seller Trust L Bonds in the amount of $366.9 million to the Seller Trusts in connection with the Exchange Transaction. As a result of the Collateral Swap discussed in Note 1 to the condensed consolidated financial statements, $94.8 million of the Seller Trust L Bonds are eliminated upon consolidation. The maturity date of the Seller Trust L Bonds is August 9, 2023. The Seller Trust L Bonds bear interest at 7.5% per annum. Interest is payable monthly in cash (see Note 9 to the condensed consolidated financial statements). The Amended and Restated Indenture was subsequently amended on December 31, 2019, primarily to modify the calculation of the Debt Coverage Ratio in the Indenture to provide GWG Holdings with the ability to incur indebtedness (directly or through a subsidiary of GWG Holdings) that is payable in capital stock of GWG Holdings or mandatorily convertible into or exchangeable for capital stock of GWG Holdings that would be excluded from the calculation of the Debt Coverage Ratio. On December 31, 2020, we entered into the Liquidity Bond Supplemental Indenture to add and modify certain provisions of the Amended and Restated Indenture necessary to provide for the issuance of the Liquidity Bonds in a principal amount of up to $1.0 billion.
The weighted-average interest rate of GWG Holdings’ outstanding L Bonds (excluding the Seller Trust L Bonds) as of both June 30, 2021 and December 31, 2020 was 7.21%, and the weighted-average maturity at those dates was 3.03 years and 3.19 years, respectively. GWG Holdings’ L Bonds (other than the Seller Trust L Bonds and Liquidity Bonds) have renewal features. Since we first issued GWG Holdings’ L Bonds, we have experienced $834.8 million in maturities, of which $429.5 million has renewed through June 30, 2021, for an additional term. This renewal activity has provided us with an aggregate renewal rate of approximately 51.5% for investments in these securities.
Future contractual maturities of L Bonds (including the Seller Trust L Bonds and Liquidity Bonds) at June 30, 2021 are as follows (in thousands):

Years Ending December 31,
Six months ending 2021(1)	$372,661
2022	290,702
2023	249,823
2024	172,033
2025	165,510
Thereafter	391,193
$1,641,922
(1)As of June 30, 2021, we had approximately $366.9 million in principal amount of Seller Trust L Bonds outstanding, of which $94.8 million are held by the ExAlt Trusts and are eliminated in consolidation. Accordingly, the net of these amounts, $272.1 million, is presented in the table above. As the second anniversary of the Final Closing Date has passed, the holders of the Seller Trust L Bonds now have the right to cause GWG Holdings to repurchase, in whole but not in part, the Seller Trust L Bonds held by such holder within 45 days. As such, while the maturity date of the Seller Trust L Bonds is in August 2023, their contractual maturity is reflected in 2021, as that is the first period in which they could become payable. The repurchase may be paid, at the option of GWG Holdings, in the form of cash, and/or a pro rata portion of (i) the outstanding principal amount and accrued and unpaid interest under the Commercial Loan Agreement, and (ii) Common Units, or a combination of cash and such property.
The L Bonds (including the Seller Trust L Bonds and Liquidity Bonds) are secured by all of our assets and are subordinate to the LNV Credit Facility and the NF Credit Facility.
Debt Due to Related Parties
Beneficient had borrowings with an aggregate carrying value of $77.2 million and $76.3 million as of June 30, 2021 and December 31, 2020, respectively. This aggregate outstanding balance includes a first lien credit agreement and a second lien credit agreement with respective balances, including accrued interest, of $2.3 million and $73.2 million as of June 30, 2021 and $2.3 million and $72.3 million as of December 31, 2020, respectively. These amounts exclude an unamortized discount of $1.0 million and $0.9 million as of June 30, 2021 and December 31, 2020, respectively. In accordance with the terms of the Ben Credit Agreements, dated August 13, 2020, both loans accrue interest at a rate of 1-month LIBOR plus 8.0%, with a maximum rate of 9.5%. Prior to the Ben Credit Agreements, both loans accrued interest at a rate of 1-month LIBOR plus 3.95%, compounded daily. On March 10, 2021, the Ben Credit Agreements were amended to extend the maturity for both agreements to May 30, 2022, as discussed in detail in Note 17 to the condensed consolidated financial statements. These loans are not currently guaranteed by GWG Holdings as of June 30, 2021.
Beneficient has additional borrowings maturing in 2023 and 2024 with an aggregate principal balance of $2.7 million and $2.6 million as of June 30, 2021 and December 31, 2020, respectively.
Credit Facility with National Founders LP

On August 11, 2021, DLP VI, entered into the NF Credit Agreement with each lender from time to time party thereto and National Founders LP, as the administrative agent. On August 11, 2021, a one-time advance of approximately $107.6 million was made to the DLP VI under the NF Credit Facility with a scheduled maturity date of August 11, 2031. Approximately $56.7 million of such advanced amount was used to pay off the remaining amount due under the Third LNV Credit Facility. Amounts borrowed under the NF Credit Facility bear interest on each day on the outstanding principal amount on such day at a per annum rate, determined on a daily basis, generally equal to 5.5% up to a 65% of the loan to value percent as calculated in accordance with the NF Credit Agreement, and 7.0% on anything above that loan to value percent.
A portion of the proceeds from the funding under the NF Credit Facility was used to purchase life insurance policies that were owned by DLP IV, which used the funds to repay the most recent advance of $52.5 million plus interest and penalties under the LNV Credit Facility described above. At August 11, 2021, the aggregate face value of life insurance policies owned by DLP VI, was approximately $433.1 million. As of such date, the aggregate face value of life insurance policies owned by DLP IV was approximately $1.42 billion.
We are subject to various financial and non-financial covenants under the NF Credit Facility, including, but not limited to, compliance with laws, preservation of existence, financial reporting, keeping of proper books of record and account, payment of taxes, and ensuring that neither DLP VI nor GWG Life become an investment company. Additionally, we are required to maintain a Debt Coverage Ratio not to exceed 90%. As of September 30, 2021, we were in compliance with all financial and non-financial covenants in the NF Credit Facility.
We expect to meet our ongoing operational capital needs for, among other things, GWG Holdings’ investments in Beneficient, alternative asset investments, policy premiums and servicing costs, new policy acquisitions, exploring opportunities to establish a life insurance company, working capital and financing expenditures including paying principal, interest and dividends through a combination of the receipt of policy benefits from our portfolio of life insurance policies, net proceeds from GWG Holdings’ L Bond offering, dividends and interest from investments, distributions from the alternative assets held by certain of the ExAlt Trusts, future preferred and common equity offerings, and funding available from the LNV Credit Facility. We estimate that our liquidity and capital resources are sufficient for our current and projected financial needs for at least the next twelve months given current assumptions. However, if we are unable to continue GWG Holdings’ L Bond or preferred stock offerings for any reason, and we are unable to obtain capital from other sources, our business will be materially and adversely affected. In addition, our business will be materially and adversely affected if we do not receive the policy benefits we forecast and if holders of GWG Holdings’ L Bonds fail to renew with the frequency we have historically experienced. In such a case, we could be forced to sell our investments in life insurance policies to service or satisfy our debt-related and other obligations. A sale under such circumstances may result in significant impairment of the recognized value of our portfolio.

Capital expenditures have historically not been material and we do not anticipate making material capital expenditures through the remainder of 2021.
Alternative Assets and Secured Indebtedness
The following information is specifically related to GWG Holdings, Inc. and its subsidiaries (not including the assets and liabilities held by Beneficient or any eliminations in consolidation).
The following table seeks to illustrate the impact that a hypothetical sale of our portfolio of life insurance assets (at various discount rates, including the discount rate used to value our portfolio at June 30, 2021), and the realization of the investment in Common Units, investment in Preferred Series A Subclass 1 Unit Account of BCH, investment in Preferred Series C Unit Account of BCH (a substantial majority of the net assets of which are currently represented by intangible assets and goodwill), and the Commercial Loan Agreement (in each case, at their respective carrying amounts and assuming no discount for lack of marketability or transaction costs, which could be substantial) would have on our ability to satisfy our debt obligations as of June 30, 2021. The investment in Common Units, investment in Preferred Series A Subclass 1 Unit Account of BCH, investment in Preferred Series C Unit Account of BCH, and Commercial Loan Agreement are discussed in detail in Note 1 and other applicable notes to the condensed consolidated financial statements. The amounts in the table below do not include the consolidation of the assets and liabilities of Beneficient and related eliminations as of June 30, 2021. In all cases, the sale of the life insurance assets owned by DLP IV will be used first to satisfy all amounts owing under the LNV Credit Facility. The net sale proceeds remaining after satisfying all obligations under the LNV Credit Facility would be applied to the L Bonds and Seller Trust L Bonds on a pari passu basis. All dollar amounts in the table below are in thousands.

Life Insurance Portfolio Discount Rate	8.25%(1)	9.00%	9.50%	10.00%	10.34%
Value of life insurance portfolio	$770,026	$744,090	$727,712	$712,019	$701,632
Common Units	437,783	437,783	437,783	437,783	437,783
Preferred Series A Subclass 1 Unit Account of BCH	319,030	319,030	319,030	319,030	319,030
Preferred Series C Unit Account of BCH	210,624	210,624	210,624	210,624	210,624
Commercial Loan Agreement	186,338	186,338	186,338	186,338	186,338
Cash, cash equivalents and policy benefits receivable	103,422	103,422	103,422	103,422	103,422
Other assets	14,242	14,242	14,242	14,242	14,242
Total assets	2,041,465	2,015,529	1,999,151	1,983,458	1,973,071
Less: Senior credit facility(2)	236,660	236,660	236,660	236,660	236,660
Net after senior credit facility	1,804,805	1,778,869	1,762,491	1,746,798	1,736,411
Less: L Bonds(3)	1,736,710	1,736,710	1,736,710	1,736,710	1,736,710
Net remaining	$68,095	$42,159	$25,781	$10,088	$(299)
Impairment to L Bonds	No impairment	No impairment	No impairment	No impairment	Impairment
(1)The discount rate used to calculate the fair value of our life insurance portfolio as of June 30, 2021.
(2)This amount excludes unamortized deferred financing costs.
(3)Amount represents aggregate outstanding principal balance of L Bonds and Seller Trust L Bonds prior to eliminations as of June 30, 2021.
The above table illustrates that our ability to fully satisfy amounts owing under the L Bonds and Seller Trust L Bonds would likely be impaired upon the sale or the realization of the investment in Common Units, investment in Preferred Series A Subclass 1 Unit Account of BCH, investment in Preferred Series C Unit Account of BCH and Commercial Loan Agreement at their respective carrying amounts, plus all our life insurance assets at a price equivalent to a discount rate of approximately 10.34% or higher at June 30, 2021. At December 31, 2020, the likely impairment occurred at a discount rate of approximately 16.12% or higher. Based on a preliminary analysis, at September 30, 2021, management expects the likely impairment, as calculated in accordance with the table above, to occur at a discount rate of approximately 8.50% or higher. The above hypothetical analysis is included for informational purposes only, and the results of such analysis have no bearing on the current ability of GWG Holdings to market and sell L Bonds or to satisfy amounts owing under the L Bonds and Seller Trust L Bonds.
The table does not include any allowance for transactional fees and expenses (which expenses and fees could be substantial) nor any discount for lack of marketability associated with a portfolio sale or the realization of the investment in Common Units, investment in Preferred Series A Subclass 1 Unit Account of BCH, investment in Preferred Series C Unit Account of BCH, and Commercial Loan Agreement, respectively, and is provided to demonstrate how various discount rates used to value our portfolio of life insurance assets could affect our ability to satisfy amounts owing under our debt obligations in light of our senior secured lender’s right to priority payments under our senior credit facility with LNV Corporation.
The table also assumes GWG Holdings will realize the full amounts of the investment in Common Units, investment in Preferred Series A Subclass 1 Unit Account of BCH, investment in Preferred Series C Unit Account of BCH, and Commercial Loan Agreement. However, the ultimate value of these investments in Beneficient depends on multiple factors, including the expected growth of new service offerings and products. Since predicting the rate of growth attributable to newly launched products is inherently uncertain, there is no assurance that GWG Holdings will recover the full book basis of its investments in Beneficient. Additionally, there is currently no market for the aforementioned assets, and a market may not develop. Our Commercial Loan receivable and a portion of GWG Holdings’ investment in the Common Units may be used as consideration for retiring the Seller Trust L Bonds upon a redemption event or at the maturity of the Seller Trust L Bonds (see Note 9 to the condensed consolidated financial statements). This table also does not include the yield maintenance fee we are required to pay in certain circumstances under the LNV Credit Facility, which could be substantial. The above table should be read in conjunction with the information contained in other sections of this report, including the notes to the condensed consolidated financial statements in this Form 10-Q and our 2020 Form 10-K.
Cash Flows
Interest and Dividend Payments
We finance our businesses through a combination of: life insurance policy benefit receipts; principal, dividends and interest receipts from investments; distributions from the alternative assets held by the ExAlt Trusts; debt and equity offerings; and the LNV Credit Facility and the NF Credit Facility. We have historically relied on debt (L Bonds and the LNV Credit Facility) and equity (preferred stock) financing for the majority of our cash expenditures (for policy acquisition, policy premiums and servicing costs, working capital and financing expenditures including paying principal and interest on existing debt, and for GWG Holdings and GWG Life making investments in Beneficient) as the amount of cash flows from the realization of life insurance policy benefits and cash flows from our other investments has been insufficient to meet all of our needs. This has resulted in the Company incurring substantial indebtedness and, to a lesser extent, obligations to make dividend payments on our classes of preferred stock.
Beneficient primarily finances its business through repayments on ExAlt Loans. Such repayments are funded from a portion of the cash distributions the ExAlt Trusts receive from their alternative assets and additional investments in Beneficient by GWG Holdings and/or other parties. See Note 9 to the condensed consolidated financial statements for details on the amendments of Beneficient’s credit agreements. Beneficient uses proceeds from these sources to fund liquidity transactions and potential unfunded capital commitments, working capital, debt service payments, and costs associated with potential future products. Beneficient also anticipates the need to establish sufficient regulatory capital if and when its Texas trust company charter is issued or the Kansas TEFFI trust company becomes operational. Additionally, Bermuda insurance statutes and regulations, and the policies of the BMA, require that Pen, among other things, maintain a minimum level of capital and surplus, satisfy solvency standards, and restrict dividends and distributions. Beneficient Capital Markets will also be subject to regulations of the SEC and FINRA that require, among other things, Beneficient Capital Markets to maintain a minimum level of capital.
Our total interest expense of $42.1 million and $37.1 million for the three months ended June 30, 2021 and 2020, respectively, and $83.5 million and $73.0 million for the six months ended June 30, 2021 and 2020, respectively, represents the largest cash expense item in each period. Preferred stock cash dividends were $2.8 million and $3.7 million for the three months ended June 30, 2021 and 2020, respectively, and $6.0 million and $7.7 million for the six months ended June 30, 2021 and 2020, respectively. While reducing our cost of funds and increasing our common equity base are primary goals of the Company, until we do so we will continue to expend significant amounts of cash for interest and dividend payments and will thus continue to rely heavily on our ability to raise cash from GWG Holdings’ L Bond offering, LNV Credit Facility and other means as they are developed and available.
Life Insurance Policy Premium Payments
The payment of premiums and servicing costs to maintain life insurance policies represents one of our most significant requirements for cash disbursement. When a policy is purchased, we are able to calculate the minimum premium payments required to maintain the policy in-force. Over time as the insured ages, premium payments will increase. Nevertheless, the probability we will be required to pay the premiums decreases as mortality becomes more likely. These scheduled premiums and associated probabilities are factored into our expected internal rate of return and cash-flow modeling. Beyond premiums, we incur policy servicing costs, including annual trustee, policy administration and tracking costs. Additionally, we incur significant financing costs, including principal, interest and dividends. Both policy servicing costs and financing costs are excluded from our internal rate of return calculations. We finance our businesses through a combination of life insurance policy benefit receipts, dividends and interest on other investments, equity offerings, debt offerings, and advances under the LNV Credit Facility and NF Credit Facility.
The amount of payments for anticipated premiums, including the requirement under the LNV Credit Facility and NF Credit Facility to maintain a two month cost-of-insurance threshold within each policy cash value account, and servicing costs that we will be required to make over the next five years to maintain our current portfolio, assuming no mortalities, is set forth in the table below (in thousands):

Years Ending December 31,	Premiums	Servicing	Total
Six months ending 2021	$33,160	$697	$33,857
2022	85,141	1,394	86,535
2023	96,780	1,394	98,174
2024	106,033	1,394	107,427
2025	117,865	1,394	119,259
2026	130,158	1,394	131,552
	$569,137	$7,667	$576,804
Our anticipated premium expenses are subject to the risk of increased cost-of-insurance charges (i.e., “COI” or premium charges) for the life insurance policies we own. We have received notices of COI increases on one policy in the first six months of 2021 compared to three in the first six months of 2020.
We have no known pending cost-of-insurance increases on any policies in our portfolio, but we are aware that cost-of-insurance increases have become more prevalent in the industry. Thus, we may see additional insurers implementing cost-of-insurance increases in the future.

Life Insurance Policy Benefit Receipts
For the quarter-end dates set forth below, the following table illustrates the total amount of face value of policy benefits owned, and the trailing 12 months of life insurance policy benefits realized and premiums paid on our portfolio. The trailing 12-month benefits/premium coverage ratio indicates the ratio of policy benefits realized to premiums paid over the trailing 12-month period from our portfolio of life insurance policies.

Quarter End Date	Portfolio Face Amount (in thousands)	12-Month Trailing Benefits Realized (in thousands)	12-Month Trailing Premiums Paid (in thousands)	12-Month Trailing Benefits/Premiums Coverage Ratio
June 30, 2017	1,525,363	49,295	45,414	108.5%
September 30, 2017	1,622,627	53,742	46,559	115.4%
December 31, 2017	1,676,148	64,719	52,263	123.8%
March 31, 2018	1,758,066	60,248	53,169	113.3%
June 30, 2018	1,849,079	76,936	53,886	142.8%
September 30, 2018	1,961,598	75,161	55,365	135.8%
December 31, 2018	2,047,992	71,090	52,675	135.0%
March 31, 2019	2,098,428	87,045	56,227	154.8%
June 30, 2019	2,088,445	82,421	59,454	138.6%
September 30, 2019	2,064,156	101,918	61,805	164.9%
December 31, 2019	2,020,973	125,148	63,851	196.0%
March 31, 2020	2,000,680	120,191	65,224	184.3%
June 30, 2020	1,960,826	137,082	66,846	205.1%
September 30, 2020	1,921,067	149,415	67,931	220.0%
December 31, 2020	1,900,715	125,109	69,734	179.4%
March 31, 2021	1,879,895	125,566	71,206	176.3%
June 30, 2021	1,844,466	121,163	61,301	197.7%
We believe that the portfolio cash flow results set forth above are consistent with our general investment thesis that the life insurance policy benefits we receive will continue to increase over time in relation to the premiums we are required to pay on the remaining polices in the portfolio. Nevertheless, we expect that our portfolio cash flow on a period-to-period basis will remain inconsistent as we have reduced capital allocated to acquiring a larger, more diversified portfolio of life insurance policies.
Inflation
Changes in inflation do not necessarily correlate with changes in interest rates. We presently do not foresee any material impact of inflation on our results of operations in the periods presented in our condensed consolidated financial statements.
Off-Balance Sheet Arrangements
Unfunded Capital Commitments
The ExAlt Trusts had $35.6 million of gross potential capital commitments as of both June 30, 2021 and December 31, 2020, respectively, representing potential limited partner capital funding commitments on the interests in alternative asset funds. The trust holding the interest in the limited partnership for the alternative asset fund is required to fund these limited partner capital commitments per the terms of the limited partnership agreement. Capital funding commitment reserves are maintained by the associated trusts within the ExAlt PlanTM created at the origination of each trust for up to $0.1 million. To the extent that the associated ExAlt Trust cannot pay the capital funding commitment, Beneficient is obligated to lend sufficient funds to meet the commitment. Any amounts advanced by Beneficient to the ExAlt Trusts for these limited partner capital funding commitments above the associated capital funding commitment reserves held by the associated ExAlt Trusts are added to the ExAlt Loan balance between Beneficient and the ExAlt Trusts and are expected to be recouped through the cash distributions from the interests in alternative asset fund that collateralizes such ExAlt Loan.

Capital commitments generally originate from limited partner agreements having fixed or expiring expiration dates. The total limited partner capital funding commitment amounts may not necessarily represent future cash requirements. Beneficient considers the creditworthiness of the investment on a case-by-case basis. At both June 30, 2021 and December 31, 2020, Beneficient had no reserves for losses on unused commitments to fund potential limited partner capital funding commitments.
Equity Method Investee Commitments
GWG Holdings has contributed $2.5 million in cash to FOXO during the six months ended June 30, 2021, and is committed to contribute an additional $1.3 million to the entity through October 2021, all of which has been contributed through such date.
Credit Risk and Interest Rate Risk
We review the credit risk associated with our portfolio of life insurance policies when estimating its fair value. In evaluating the policies’ credit risk, we consider insurance company solvency, credit risk indicators, economic conditions, ongoing credit evaluations, and company positions. We attempt to manage our credit risk related to life insurance policies typically by purchasing policies issued only from companies with an investment-grade credit rating by either Standard & Poor’s, Moody’s, or A.M. Best Company. As of June 30, 2021, 94.8% of our life insurance policies, by face value benefits, were issued by companies that maintained an investment-grade credit rating (BBB or better) by Standard & Poor’s.
The LNV Credit Facility, NF Credit Facility, and Beneficient’s debt due to related parties are floating-rate financings. In addition, our ability to offer interest and dividend rates that attract capital (including in our continuous offering of L Bonds) is generally impacted by prevailing interest rates. Furthermore, while GWG Holdings’ L Bond offering provides us with fixed-rate debt financing, our Debt Coverage Ratio is calculated in relation to the interest rate on all of our debt financing, exclusive of GWG Holdings’ Seller Trust L Bonds. Therefore, increases in interest rates impact our business by increasing our borrowing costs and reducing availability under our debt financing arrangements. Earnings from our life insurance portfolio are based upon the spread, if any, generated between the return on the portfolio and the total cost of our financing (excluding cost of financing for the Seller Trust L Bonds). As a result, increases in interest rates will reduce the earnings we expect to achieve from our investments in life insurance policies.
The ExAlt Trusts hold investments in alternative assets, which are exposed to risks related to markets, credit, currency, and interest rates. Currently, all of these alternative assets consist of private equity limited partnership interests, which are primarily denominated in the U.S. dollar, Euro, and Canadian dollar. The underlying portfolio companies primarily operate in the United States and Western Europe, with the largest percentage, based on NAV, operating in diversified financials, telecommunications services, food and staples retailing, software and services, and utilities industries. The financial statements risk, stemming from such investments, are those associated with the determination of estimated fair values, the diminished ability to monetize certain investments in times of strained market conditions, the recognition of income and recognition of impairments on certain investments.

As of June 30, 2021, and December 31, 2020, all of the ExAlt Loans, which are eliminated upon consolidation, are collateralized by the cash flows originating from the ExAlt Trusts’ investments in alternative assets. These ExAlt Loans are a key determinant in income (loss) allocable to Beneficient’s equity holders, and thus GWG Holdings. Beneficient has underwriting procedures and utilizes market rates. Additionally, Beneficient has purchased put options to protect the net asset value of the interests in alternative assets held by certain of the ExAlt Trusts from impacts associated with a broad market downturn. Finally, the ExAlt Trusts applicable trust agreements allow for excess cash flows from a collective pool of alternative assets to be utilized to repay the ExAlt Loans they have with Beneficient when cash flows from the customer’s originally alternative assets are not sufficient to repay the outstanding principal, interest, and fees.

Guarantee and Collateral Provisions of L Bonds
GWG Holdings’ L Bonds are offered and sold under a registration statement declared effective by the SEC, and GWG Holdings has issued Seller Trust L Bonds under the L Bond Supplemental Indenture, as described in Note 9 to the condensed consolidated financial statements. The L Bonds and Seller Trust L Bonds are secured by substantially all the assets of GWG Holdings and a pledge of all of GWG Holdings’ common stock held by BCC and AltiVerse Capital Markets, L.L.C., a limited liability company owned by an entity related to the Ben Initial Investors, including Brad K. Heppner (GWG Holdings’ former Chairman, who served in such capacity from April 26, 2019 to June 14, 2021, and Beneficient's current Chief Executive Officer and Chairman) and an entity related to Thomas O. Hicks (one of Beneficient’s current directors and a former director of GWG Holdings) (“AltiVerse”). Together, BCC and AltiVerse represent approximately 12% of our outstanding common stock, and are guaranteed by GWG Life and a corresponding grant of a security interest in substantially all the assets of GWG Life. As a guarantor, GWG Life has fully and unconditionally guaranteed the payment of principal and interest on the L Bonds and Seller Trust L Bonds. GWG Life’s equity in GWG Life Trust, DLP IV, and DLP V Holdings serves as collateral for GWG Holdings’ L Bond and Seller Trust L Bond obligations. As of June 30, 2021, substantially all of our life insurance policies were held by DLP IV, DLP V, or GWG Life Trust. The policies held by DLP IV are not direct collateral for the L Bonds as such policies are pledged under the LNV Credit Facility.
On December 31, 2020, GWG Holdings, GWG Life and Bank of Utah, as trustee, entered into the Liquidity Bond Supplemental Indenture that provides for the issuance of two series of Liquidity Bonds, as described in Note 9 to the condensed consolidated financial statements. The Liquidity Bonds are issued by GWG Life and guaranteed by GWG Holdings. The Liquidity Bonds are secured by the same collateral as the other L Bonds.
Furthermore, regarding the obligations of GWG Holdings and its subsidiaries as of June 30, 2021:

(1)    The Seller Trust L Bonds are secured obligations of GWG Holdings, ranking junior to all senior debt of GWG Holdings and pari passu in right of payment and in respect of collateral with all L Bonds of GWG Holdings (see Note 9). Payments under the Seller Trust L Bonds are guaranteed by GWG Life. The assets exchanged in connection with the Beneficent transaction are available as collateral for all holders of the L Bonds and Seller Trust L Bonds. Specifically, the Common Units are held by GWG Holdings and the Commercial Loan is held by GWG Life.

(2)    The Liquidity Bonds are secured obligations of GWG Life, ranking junior to all senior debt of GWG Holdings or GWG Life and pari passu in right of payment and in respect of collateral with all L Bonds of GWG Holdings. Payments under the Liquidity Bonds are guaranteed by GWG Holdings.

(3) The terms of the LNV Credit Facility require that we maintain a significant excess of pledged collateral value over the amount outstanding on the LNV Credit Facility at any given time. Any excess after satisfying all amounts owing under the LNV Credit Facility is available as collateral for the L Bonds (including the Seller Trust L Bonds and Liquidity Bonds).

The following represents summarized financial information as of June 30, 2021 and December 31, 2020, with respect to the financial position, and for the six months ended June 30, 2021, with respect to results of operations. The tables present summarized financial information of GWG Holdings and GWG Life on a combined basis after elimination of (i) intercompany transactions and balances among such entities, including GWG Holdings’ interest in GWG Life, and (ii) equity in earnings from and investments in any subsidiary that is a non-guarantor (including DLP IV, DLP V, GWG Life Trust and Beneficient). The summarized financial information has been prepared in accordance with Rule 13-01 of Regulation S-X.

Summarized Balance Sheet Information (in thousands, not intended to balance):

	June 30, 2021	December 31, 2020
Assets(1)
Cash, cash equivalents and restricted cash	$59,843	$65,556
Other assets	4,776	6,366
Total assets	$64,619	$71,922
Liabilities
L Bonds	$1,329,013	$1,246,902
Seller Trust L Bonds	366,892	366,892
Interest and dividends payable	12,193	12,086
Accounts payable and accrued expenses	8,538	7,347
Deferred tax liabilities	51,149	51,469
Total liabilities	$1,767,785	$1,684,696
Equity
Redeemable preferred stock and Series 2 redeemable preferred stock	$121,185	$156,833
______________________________________
(1) Assets exclude: i) GWG Holdings’ investment in GWG Life of $1.1 billion and $1.2 billion as of June 30, 2021 and December 31, 2020, respectively; ii) GWG Holdings’ aggregate investments in non-obligor subsidiaries of $657.9 million and $643.1 million as of June 30, 2021 and December 31, 2020, respectively; and iii) GWG Life’s aggregate investments in and loans to non-obligor subsidiaries of $1.1 billion and $1.2 billion as of June 30, 2021 and December 31, 2020, respectively.

Summarized Statement of Operations Information (in thousands):

Six Months Ended June 30, 2021
Total revenues	$3,766

Interest expense	73,217
Other expenses	20,205
Total expenses	93,422
Loss before income taxes and preferred dividends	(89,656)
Income tax benefit	—
Preferred dividends	5,967
Net loss	$(95,623)
Debt Coverage Ratio
The L Bond borrowing covenants of GWG Holdings require it to maintain a Debt Coverage Ratio not to exceed 90%. The Debt Coverage Ratio is calculated by dividing the sum of our total interest-bearing indebtedness (other than Excluded Indebtedness defined and described in note 2 to the table below) by the sum of our cash, cash equivalents, restricted cash, life insurance policy benefits receivable, the net present value of the life insurance portfolio, and, without duplication, the value of all of our other assets as reflected on our most recently available balance sheet prepared in accordance with GAAP.
GWG Holdings’ and GWG Life’s investments in Beneficient and GWG Life’s ownership interests in the holding companies that own DLP IV and DLP VI, which own substantially all of the life insurance portfolio, secure our obligations under the L Bonds, and are illiquid assets. Although GWG Holdings and GWG Life own debt and equity securities of Beneficient, a substantial majority of the net assets of Beneficient are currently represented by goodwill, an intangible asset. The calculation of Beneficient’s goodwill required the utilization of significant estimates and management judgment, as discussed elsewhere in this Quarterly Report on Form 10-Q. As a result, the carrying value of those assets as reflected in our condensed consolidated financial statements may not necessarily reflect the current market price for those assets, especially in the event of a bulk or distressed sale. Proceeds from L Bond sales will be primarily used for the repayment of L Bond maturities, interest payments and other operating expenses of GWG Holdings, and as otherwise specified in the prospectus for the L Bonds. GWG Holdings may also continue to use a portion of the proceeds from L Bond sales to make investments in Beneficient. Because advances may be used by Beneficient for working capital purposes, such investments may not increase the tangible assets securing the L Bonds. If the trustee for the L Bonds were forced to sell all or a portion of the collateral securing them, there can be no assurance that the trustee would be able to sell them for the prices at which we have recorded them in our condensed consolidated financial statements, and the trustee might be forced to sell them at significantly lower prices.
The discount rate we use for the net present value of our life insurance portfolio for this calculation may not be the same discount rate we use for our GAAP valuation and is not necessarily reflective of the amount we could realize upon a sale of the portfolio (dollars in thousands):

	June 30, 2021	December 31, 2020
Life insurance portfolio policy benefits	$1,844,466	$1,900,715
Discount rate of future cash flows(1)	7.48%	7.46%
Net present value of life insurance portfolio policy benefits	$798,530	$822,859
All cash and cash equivalents (including restricted cash)	77,434	106,282
Life insurance policy benefits receivable, net	25,988	14,334
Financing receivables from affiliates	186,338	180,080
Investments in Common Units(3)	437,783	438,194
Investments in Preferred Series A Subclass 1 Unit Account(3)	319,030	319,030
Investments in Preferred Series C Unit Account(3)	210,624	195,578
Other Assets	14,242	20,082
Total Coverage(2)	$2,069,969	$2,096,439

Total Indebtedness(2)	$1,634,372	$1,519,107

Debt Coverage Ratio	78.96%	72.46%
(1)Weighted-average interest rate paid on indebtedness, excluding that of Seller Trust L-Bonds, as required under the indenture governing the L Bonds.
(2)Total Coverage excludes the assets of Beneficient. Total Indebtedness is equal to the total liabilities balance of GWG Holdings (excluding the liabilities of Beneficient) as of June 30, 2021, other than Excluded Indebtedness. “Excluded Indebtedness” means indebtedness that is payable at GWG Holdings’ option in capital stock of GWG Holdings or securities mandatorily convertible into or exchangeable for capital stock of GWG Holdings, or any Indebtedness that is reasonably expected to be converted or exchanged, directly or indirectly, into capital stock of GWG Holdings. This change in the definition of the Debt Coverage Ratio was defined in Amendment No. 2 to the Amended and Restated Indenture entered into as of December 31, 2019 (see Note 9 to the condensed consolidated financial statements).
(3)Generally represents the value of the investment in Beneficient as of December 31, 2019, for investments that existed at the time of the change-in-control transaction, or the value at the time of purchase for investments that were made subsequent to December 31, 2019. As noted above, these are illiquid investments that are carried at book basis and not market value.
As of June 30, 2021 and December 31, 2020, we were in compliance with the Debt Coverage Ratio. Based on a preliminary analysis, the Company expects the Debt Coverage Ratio to be approximately 82% as of September 30, 2021.

FINANCIAL INFORMATION

GWG HOLDINGS, INC.

Set forth below are our condensed consolidated financial statements and the notes thereto that were included in the Quarterly Report. References to “this report” in the notes to our condensed consolidated financial statements refer to the Quarterly Report.

GWG HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	June 30, 2021 (Unaudited)	December 31, 2020
ASSETS
Cash and cash equivalents	$69,289	$85,249
Restricted cash	22,162	38,911
Investment in life insurance policies, at fair value	770,026	791,911
Life insurance policy benefits receivable, net	25,988	14,334
Investment in alternative assets, at fair value	212,494	221,894
Equity method investments	4,363	8,582
Other assets	32,370	36,326
Goodwill	2,367,750	2,367,750
TOTAL ASSETS	$3,504,442	$3,564,957
LIABILITIES & STOCKHOLDERS’ EQUITY
LIABILITIES
Senior credit facility with LNV Corporation	$227,137	$193,730
L Bonds	1,329,013	1,246,902
Seller Trust L Bonds	272,104	272,104
Debt due to related parties	77,248	76,260
Interest and dividends payable	23,909	24,080
Accounts payable and accrued expenses	27,552	26,505
Deferred tax liability, net	51,149	51,469
TOTAL LIABILITIES	2,008,112	1,891,050

Redeemable noncontrolling interests	1,228,599	1,233,093

STOCKHOLDERS’ EQUITY
Redeemable preferred stock
(par value $0.001; shares authorized 100,000; shares outstanding 49,444 and 56,855; liquidation preference of $49,732 and $57,187 as of June 30, 2021 and December 31, 2020, respectively)	38,830	46,241
Series 2 redeemable preferred stock
(par value $0.001; shares authorized 150,000; shares outstanding 101,650 and 129,887; liquidation preference of $102,244 and $130,645 as of June 30, 2021 and December 31, 2020, respectively)	82,354	110,592
Common stock
(par value $0.001; shares authorized 210,000,000; shares issued and outstanding, 33,097,118 and 33,094,664 as of June 30, 2021 and December 31, 2020, respectively)	33	33
Common stock in treasury, at cost (12,337,264 shares as of both June 30, 2021 and December 31, 2020)	(67,406)	(67,406)
Additional paid-in capital	268,190	274,023
Accumulated deficit	(364,447)	(251,111)
TOTAL GWG HOLDINGS STOCKHOLDERS’ (DEFICIT) EQUITY	(42,446)	112,372
Noncontrolling interests	310,177	328,442
TOTAL STOCKHOLDERS’ EQUITY	267,731	440,814
TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	$3,504,442	$3,564,957
The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

GWG HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
REVENUE
Gain (loss) on life insurance policies, net	$(4,473)	$14,788	$2,439	$29,233
Investment income (loss), net	1,773	(22,671)	3,863	(15,115)
Interest income	305	300	622	1,015
Other (loss) income	(1,891)	36,501	(3,451)	36,597
TOTAL REVENUE	(4,286)	28,918	3,473	51,730
EXPENSES
Interest expense	42,127	37,142	83,509	73,013
Employee compensation and benefits	14,082	11,840	29,106	89,544
Legal and professional fees	6,054	7,643	14,182	13,806
Other expenses	6,395	5,063	13,398	8,675
TOTAL EXPENSES	68,658	61,688	140,195	185,038
LOSS BEFORE INCOME TAXES	(72,944)	(32,770)	(136,722)	(133,308)
INCOME TAX BENEFIT	(196)	(2,018)	(482)	(18,163)
NET LOSS BEFORE LOSS FROM EQUITY METHOD INVESTMENT	(72,748)	(30,752)	(136,240)	(115,145)
Loss from equity method investment	(3,435)	(1,318)	(6,949)	(2,848)
NET LOSS	(76,183)	(32,070)	(143,189)	(117,993)
Net loss attributable to noncontrolling interests	14,087	11,530	29,853	54,082
Less: Preferred stock dividends	2,775	3,714	5,967	7,666
NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS	$(64,871)	$(24,254)	$(119,303)	$(71,577)
NET LOSS PER COMMON SHARE
Basic	$(3.13)	$(0.79)	$(5.75)	$(2.34)
Diluted	$(3.13)	$(0.79)	$(5.75)	$(2.34)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	20,757,400	30,536,830	20,758,431	30,535,811
Diluted	20,757,400	30,536,830	20,758,431	30,535,811
The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

GWG HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)

	Six Months Ended June 30,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(143,189)	$(117,993)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Change in fair value of life insurance policies	3,237	(17,455)
Investment (income) loss	(3,863)	15,115
Amortization of deferred financing and issuance costs	12,004	7,855
Amortization and depreciation on long-lived assets	1,228	492
Return on investments in alternative assets	1,987	1,180
Non-cash interest income	(140)	(146)
Non-cash interest expense	1,068	1,238
Loss from equity method investment	6,949	2,848
Loss on change in fair value of put options	4,253	—
Deferred income tax	(802)	(19,356)
Write-off of other equity investment	2,037	—
Equity-based compensation	9,246	73,060
Forfeiture of vested equity-based compensation	—	(36,267)
Change in operating assets and liabilities
Life insurance policy benefits receivable	(11,654)	3,242
Other assets	(1,495)	(3,246)
Accounts payable and other accrued expenses	(1,595)	2,613
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(120,729)	(86,820)
CASH FLOWS FROM INVESTING ACTIVITIES
Return of investment for matured life insurance policies	18,648	18,789
Purchases of fixed assets	(1,532)	(1,743)
Equity method investments	(2,500)	(9,166)
Investments in alternative assets	(4,470)	(169)
Return of investments in alternative assets	16,837	5,169
NET CASH FLOWS PROVIDED BY INVESTING ACTIVITIES	26,983	12,880
CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings on senior debt	62,653	28,530
Repayments of senior debt	(28,604)	—
Payments for deferred financing costs for debt due to related parties	(1,400)	—
Purchase of noncontrolling interest	—	(261)
Proceeds from issuance of L Bonds	155,170	202,572
Payments for issuance costs of L Bonds	(10,006)	(13,744)
Payments for redemption of L Bonds	(73,695)	(51,384)
Issuance of common stock	—	24
Payments for redemption of preferred stock	(35,649)	(24,489)
Payment for equity issuance costs	(163)	—
Preferred stock dividends	(5,967)	(7,666)
Payment of employee taxes on equity based awards	(1,302)	—
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	61,037	133,582
NET (DECREASE) INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(32,709)	59,642
CASH, CASH EQUIVALENTS AND RESTRICTED CASH
BEGINNING OF PERIOD	124,160	115,790
END OF PERIOD	$91,451	$175,432

GWG HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)

	Six Months Ended June 30,
	2021	2020
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$70,736	$59,615
Premiums paid, including prepaid	36,382	34,299
NON-CASH INVESTING AND FINANCING ACTIVITIES
L Bonds: Conversion of accrued interest and commissions payable to principal	$436	$940
Liquidity Bonds, net of financing costs (see Note 9)	246	—
Debt due to related parties: Capitalization of deferred financing costs to principal	1,014	—
Noncash issuance of noncontrolling interest (Note 10)	374	—
Distribution payable to noncontrolling interest (Note 10)	959	165
The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

GWG HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(in thousands, except share data)
(unaudited)

For the three and six months ended June 30, 2021:

	Redeemable Preferred Stock Shares	Redeemable Preferred Stock	Common Shares	Common Stock (par)	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Total GWG Holdings Stockholders’ Equity (Deficit)	Noncontrolling Interests	Total Stockholders’ Equity	Redeemable noncontrolling interests
Balance, March 31, 2021 (unaudited)	171,381	$141,472	20,757,400	$33	$270,901	$(302,351)	$(67,406)	$42,649	$318,753	$361,402	$1,230,755
Net loss	—	—	—	—	—	(62,096)	—	(62,096)	(11,931)	(74,027)	(2,156)
Issuance of common stock	—	—	2,454	—	—	—	—	—	—	—	—
Redemption of redeemable preferred stock	(20,287)	(20,288)	—	—	27	—	—	(20,261)	—	(20,261)	—
Preferred stock dividends	—	—	—	—	(2,775)	—	—	(2,775)	—	(2,775)	—
Tax distribution to noncontrolling interest	—	—	—	—	—	—	—	—	(74)	(74)	—
Equity-based compensation	—	—	—	—	37	—	—	37	3,767	3,804	—
Distributions payable to noncontrolling interest	—	—	—	—	—	—	—	—	(338)	(338)	—
Balance, June 30, 2021 (unaudited)	151,094	$121,184	20,759,854	$33	$268,190	$(364,447)	$(67,406)	$(42,446)	$310,177	$267,731	$1,228,599

	Redeemable Preferred Stock Shares	Redeemable Preferred Stock	Common Shares	Common Stock (par)	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Total GWG Holdings Stockholders’ Equity (Deficit)	Noncontrolling Interests	Total Stockholders’ Equity	Redeemable noncontrolling interests
Balance, December 31, 2020 (audited)	186,742	$156,833	20,757,400	$33	$274,023	$(251,111)	$(67,406)	$112,372	$328,442	$440,814	$1,233,093
Net loss	—	—	—	—	—	(113,336)	—	(113,336)	(25,359)	(138,695)	(4,494)
Issuance of common stock	—	—	2,454	—	—	—	—	—	—	—	—
Redemption of redeemable preferred stock	(35,648)	(35,649)	—	—	27	—	—	(35,622)	—	(35,622)	—
Preferred stock dividends	—	—	—	—	(5,967)	—	—	(5,967)	—	(5,967)	—
Tax distribution to noncontrolling interest	—	—	—	—	—	—	—	—	(1,302)	(1,302)	—
Equity-based compensation	—	—	—	—	107	—	—	107	8,981	9,088	—
Distributions payable to noncontrolling interest	—	—	—	—	—	—	—	—	(959)	(959)	—
Noncash issuance of noncontrolling interest	—	—	—	—	—	—	—	—	374	374	—
Balance, June 30, 2021 (unaudited)	151,094	$121,184	20,759,854	$33	$268,190	$(364,447)	$(67,406)	$(42,446)	$310,177	$267,731	$1,228,599

GWG HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(in thousands, except share data)
(unaudited)
For the three and six months ended June 30, 2020:

	Redeemable Preferred Stock Shares	Redeemable Preferred Stock	Common Shares	Common Stock (par)	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Total GWG Holdings Stockholders’ Equity	Noncontrolling Interests	Total Stockholders’ Equity	Redeemable noncontrolling interests
Balance, March 31, 2020 (unaudited)	216,567	$186,658	30,535,249	$33	$229,207	$(140,567)	$(24,550)	$250,781	$348,169	$598,950	$1,241,641
Net loss	—	—	—	—	—	(20,540)	—	(20,540)	(33,920)	(54,460)	22,390
Issuance of common stock	—	—	2,232	—	8	—	—	8	—	8	—
Redemption of redeemable preferred stock	(9,256)	(9,256)	—	—	—	—	—	(9,256)	—	(9,256)	—
Preferred stock dividends	—	—	—	—	(3,714)	—	—	(3,714)	—	(3,714)	—
Equity-based compensation	—	—	—	—	36	—	—	36	4,189	4,225	—
Forfeiture of equity-based compensation	—	—	—	—	—	—	—	—	(36,267)	(36,267)	—
Purchase of noncontrolling interest	—	—	—	—	—	—	—	—	(261)	(261)	—
Distributions payable to noncontrolling interest	—	—	—	—	—	—	—	—	(29)	(29)	—
Balance, June 30, 2020 (unaudited)	207,311	$177,402	30,537,481	$33	$225,537	$(161,107)	$(24,550)	$217,315	$281,881	$499,196	$1,264,031

	Redeemable Preferred Stock Shares	Redeemable Preferred Stock	Common Shares	Common Stock (par)	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Total GWG Holdings Stockholders’ Equity	Noncontrolling Interests	Total Stockholders’ Equity	Redeemable noncontrolling interests
Balance, December 31, 2019 (audited)	231,800	$201,891	30,533,793	$33	$233,106	$(97,196)	$(24,550)	$313,284	$293,910	$607,194	$1,269,654
Net loss	—	—	—	—	—	(63,911)	—	(63,911)	(48,459)	(112,370)	(5,623)
Issuance of common stock	—	—	3,688	—	26	—	—	26	—	26	—
Redemption of redeemable preferred stock	(24,489)	(24,489)	—	—	—	—	—	(24,489)	—	(24,489)	—
Preferred stock dividends	—	—	—	—	(7,666)	—	—	(7,666)	—	(7,666)	—
Equity-based compensation	—	—	—	—	71	—	—	71	73,123	73,194	—
Forfeiture of equity-based compensation	—	—	—	—	—	—	—	—	(36,267)	(36,267)	—
Purchase of noncontrolling interest	—	—	—	—	—	—	—	—	(261)	(261)	—
Distributions payable to noncontrolling interest	—	—	—	—	—	—	—	—	(165)	(165)	—
Balance, June 30, 2020 (unaudited)	207,311	$177,402	30,537,481	$33	$225,537	$(161,107)	$(24,550)	$217,315	$281,881	$499,196	$1,264,031

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

(1) Nature of Business
Organizational Structure
GWG Holdings, Inc. (“GWG Holdings”) conducts its life insurance secondary market business through a wholly-owned subsidiary, GWG Life, LLC (“GWG Life”), and GWG Life’s wholly-owned subsidiaries, GWG Life Trust, GWG DLP Funding IV, LLC (“DLP IV”), GWG DLP Funding V Holdings, LLC (“DLP V Holdings”), and GWG DLP Funding Holdings VI, LLC (“DLP VI Holdings”). DLP V Holdings is the sole member of GWG DLP Funding V, LLC (“DLP V”). DLP VI Holdings is the sole member of GWG DLP Funding VI, LLC (“DLP VI”).

In addition, GWG Holdings has exposure to indirect interests in loans collateralized by cash flows from alternative assets. Such loans are made and held by certain of the operating subsidiaries of The Beneficient Company Group, L.P. (“Ben LP,” including all of the subsidiaries it may have from time to time — “Beneficient”). These loans are made to certain of the ExAlt Trusts (as defined below), which are consolidated subsidiaries of Ben LP and thus, such loans are eliminated in consolidation for financial reporting purposes. The ExAlt Trusts are comprised of the Custody Trusts, Collective Trusts, LiquidTrusts and Funding Trusts (collectively, the “ExAlt Trusts”). Ben LP’s general partner is Beneficient Management, L.L.C. (“Beneficient Management”). Prior to December 31, 2019, GWG Holdings’ investment in Beneficient was accounted for as an equity method investment. On December 31, 2019, as more fully described below, Beneficient became a consolidated subsidiary of GWG Holdings. As also further described in Note 17, on August 13, 2021, GWG Holdings and Ben LP, and Beneficient Company Holdings, L.P. (“BCH”) entered into a non-binding term sheet (the “Term Sheet”) that outlines a series of transactions that, if completed, will result in, among other things, (i) GWG Holdings receiving certain proposed enhancements to its investments in Beneficient; (ii) GWG Holdings no longer having the right to appoint directors of the Board of Directors of Beneficient Management; and (iii) Beneficient no longer being a consolidated subsidiary of GWG Holdings. The Term Sheet is part of ongoing efforts by management and the Board of Directors of GWG Holdings to maximize the value of GWG Holdings’ and GWG Life’s investment in Beneficient.
Ben LP is the general partner of BCH and owns 100% of the Class A Subclass A-1 and A-2 Units of BCH. BCH is the holding company that directly or indirectly receives all active and passive income of Beneficient and allocates that income among the partnership interests issued by BCH. As of June 30, 2021, BCH has issued general partnership Class A Units (Subclass A-1 and A-2), Class S Ordinary Units, Class S Preferred Units, FLP Units (Subclass 1 and Subclass 2), Preferred Series A Subclass 1 Unit Accounts, and Preferred Series C Unit Accounts. On July 15, 2020, BCH amended its limited partnership agreement by executing that certain 5th Amended and Restated Limited Partnership Agreement (“LPA”) of BCH to allow for the issuance of Preferred Series A Subclass 0 Unit Accounts (“Preferred A.0”), which are expected to be issued once certain conditions are met (as discussed in more detail below). Effective March 31, 2021, BCH amended its limited partnership agreement by executing that certain 6th Amended and Restated LPA of BCH to allow for the issuance of Preferred Series C Subclass 0 Unit Accounts (“Preferred C.0”), which are wholly owned by GWG Holdings.
GWG Holdings also has a financial interest in FOXO Technologies Inc. (“FOXO”, formerly FOXO BioScience LLC), which through its wholly-owned subsidiaries FOXO Labs Inc. (“FOXO Labs”, formerly, Life Epigenetics Inc.) and FOXO Life LLC (“FOXO Life”, formerly, youSurance General Agency, LLC), seeks to commercialize epigenetic technology for the longevity industry and offer life insurance directly to customers utilizing epigenetic technology. Although we have a financial interest in FOXO, we do not have a controlling financial interest because another party is the majority shareholder of the voting class of securities. Therefore, we account for GWG Holdings’ ownership interest in FOXO as an equity method investment.
All of the aforementioned entities are legally organized in the state of Delaware, other than GWG Life Trust, which was formed under the laws of the state of Utah, and certain of the ExAlt Trusts, which were formed under the laws of the state of Texas. Unless the context otherwise requires or we specifically so indicate, all references in this report to “we,” “us,” “our,” “our Company,” “GWG,” or the “Company” refer to GWG Holdings together, in each case, with its subsidiaries. Our headquarters are located at 325 N. St. Paul Street, Suite 2650, Dallas, Texas 75201.
Nature of Business
GWG Holdings, through its wholly-owned subsidiary GWG Life, purchased life insurance policies in the secondary market and has built a large, actuarially diverse portfolio of life insurance policies backed by highly rated life insurance companies. These policies were purchased between April 2006 and November 2019 and were funded primarily through sales of L Bonds, as discussed in Note 9. Beginning in 2018, GWG Holdings consummated a series of transactions with Beneficient as part of a

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

strategic decision to reorient its business and increase capital allocated toward providing liquidity products to a broader range of alternative assets through investments in Beneficient. GWG Holdings completed the transactions with Beneficient to provide the Company with a significant increase in assets and common stockholders’ equity as well as the opportunity for a diversified source of future earnings from our exposure to the alternative asset industry. We believe that GWG Holdings’ and GWG Life’s investments in Beneficient and the other strategies we are pursuing, including continuing to pursue opportunities in the life insurance industry, will transform GWG Holdings from a niche provider of liquidity to owners of life insurance policies to a diversified provider of financial products and services with exposure to a broad range of alternative assets.
We believe that Beneficient’s operations will generally produce higher risk adjusted returns than those we can achieve from life insurance policies acquired in the secondary market; however, returns on equity in life settlements, especially with the current availability of financings on favorable terms, appear to be an attractive option to diversify our exposure to alternative assets, and we have begun exploring the feasibility of acquiring such policies. Furthermore, although we believe that our portfolio of life insurance policies is a meaningful component of a growing diversified alternative asset portfolio, we continue to explore strategic alternatives for our life insurance portfolio aimed at maximizing its value, including a possible sale, refinancing, recapitalization, partnership, reinsurance guarantees, life insurance operations or other transactions involving our life insurance portfolio, as well as pursuing other alternatives to increase our exposure to alternative assets. These operations are in addition to allocating capital to provide liquidity to holders of a broader range of alternative assets, which we currently provide through GWG Holdings’ and GWG Life’s investments in Beneficient.
Beneficient is a financial services company based in Dallas, Texas that markets an array of liquidity and trust administration products to alternative asset investors primarily comprised of mid-to-high-net-worth individuals having a net worth between $5 million and $30 million (“MHNW”) and small-to-midsize institutional investors and family offices with less than $1 billion in investable assets (“STMIs”). One of Beneficient’s founders, Brad K. Heppner (“Ben Founder”), serves as Chairman and Chief Executive Officer of Beneficient and previously served from April 26, 2019 to June 14, 2021 as Chairman of GWG Holdings. Ben LP plans to offer its products and services through its five operating subsidiaries, which include (i) Ben Liquidity, (ii) Ben Custody Admin, (iii) Ben Insurance, (iv) Ben Markets and (v) Beneficient USA (each operating subsidiary is further defined below). Ben Liquidity plans to operate a trust company that is a Kansas Technology Enabled Fiduciary Financial Institutions (“TEFFI”) authorized to serve as an alternative asset custodian, trustee and lender with statutory powers granted for each of these activities and permitting Ben Liquidity to provide fiduciary financing for certain of its customer liquidity transactions. Ben Custody Admin plans to operate a Texas trust company that is being organized to provide its customers with certain administrative, custodial and trustee products and specialized services focused on alternative asset investors. Ben Insurance has been chartered as a Bermuda based insurance company that plans to offer certain customized insurance products and services covering risks relating to owning, managing and transferring alternative assets. Ben Markets is in the regulatory process for acquiring a captive registered broker-dealer that would conduct certain of its activities attendant to offering a suite of products and services from the Beneficient family of companies. Certain of Ben LP’s operating subsidiary products and services involve or are offered to certain of the ExAlt Trusts (defined below), which are consolidated subsidiaries of Ben LP for financial reporting purposes (such trusts are and may individually be referred to as Custody Trusts, Collective Trusts, LiquidTrusts, and Funding Trusts). Beneficient USA employs a substantial majority of the executives and staff for Beneficient’s operating subsidiaries to which Beneficient USA provides administrative and technical services.
Beneficient’s primary operations, which commenced on September 1, 2017, consist of offering its liquidity and trust administration services to its customers, primarily through certain of Ben LP’s operating subsidiaries, Ben Liquidity, L.L.C and its subsidiaries (collectively, “Ben Liquidity”) and Ben Custody Admin, L.L.C. and its subsidiaries (collectively, “Ben Custody Admin”), respectively. Ben Liquidity offers simple, rapid and cost-effective liquidity products to its customers through the use of customized trust vehicles, (such trusts, the ExAlt Trusts), that facilitate the exchange of a customer’s alternative assets for consideration using a unique financing structure (such structure and process, the “ExAlt PlanTM”). The ExAlt trademark was developed by Beneficient as a brand of liquidity and trust administration services designed for alternative asset investors, specifically MHNW and STMIs to “Ex”it “Alt”ernatives. A subsidiary of Ben Liquidity makes loans (each, an “ExAlt Loan”) to certain of the ExAlt Trusts, which employ the loan proceeds to acquire agreed upon consideration, upon which certain of the ExAlt Trusts deliver to customers in exchange for their alternative assets. Ben Liquidity generates interest and fee income earned in connection with the ExAlt Loans, which are collateralized by a portion of the cash flows from the exchanged alternative assets (the “Collateral”). Ben Custody Admin currently provides trust administration services to the trustees of certain of the ExAlt Trusts that own the exchanged alternative asset following liquidity transactions for fees payable quarterly. The Collateral supports the repayment of the ExAlt Loans plus any related interest and fees and trust administration service fees. Under the applicable trust and other agreements, certain charities are the ultimate beneficiaries of the ExAlt Trusts (the “Non-Controlling Interest Holders”). As ultimate beneficiaries of prior transactions, for every $0.95 paid to the lender (e.g.,

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

subsidiaries of Ben LP) on the ExAlt Loans, $0.05 is also paid to certain of the Non-Controlling Interest Holders. For periods following 2020, future Non-Controlling Interest Holders are structured to be paid $0.025 for every $0.975 paid to the fiduciary financial lender (e.g., subsidiaries of Ben LP) of the ExAlt Loans. Since Ben LP consolidates the ExAlt Trusts, Ben LP’s operating subsidiary’s ExAlt Loans and related interest and fee income are eliminated in the presentation of our condensed consolidated financial statements but are recognized for purposes of the allocation of income (loss) to Beneficient’s equity holders.
Prior to January 1, 2021, Ben LP operated primarily through certain of its subsidiaries, that included (i) Beneficient Capital Company, L.L.C. (“BCC”), which offered liquidity products; (ii) Beneficient Administration and Clearing Company, L.L.C. (“BACC”), which provided services for private fund and trust administration; and (iii) other entities, including the ExAlt Trusts.
On December 31, 2020, a series of restructuring transactions occurred to better position certain of Ben LP’s subsidiaries for ongoing operations and future products and services, to capitalize PEN Indemnity Insurance Company, Ltd. (“Pen”) and to meet certain requirements of the Texas Department of Banking. These transactions had no impact on the consolidated financial statements. In connection with these transactions, BCC transferred all of its assets, which included, among other assets, its ExAlt Loans receivable, and liabilities, which included, among other liabilities, loans payable with respect to secured loans with HCLP Nominees, L.L.C., held as of December 31, 2020, to BCH. In order to capitalize Pen and enable it to offer insurance products and services to cover risks attendant to owning and managing alternative assets following approval from the Bermuda Monetary Authority (the “BMA”), BCH contributed to Pen certain of such ExAlt Loans receivable with an aggregate carrying value equal to $129.2 million. Likewise, BACC transferred all of its assets, which included its rights to perform fund trust administration services under certain trust and other agreements, and liabilities to BCH, which will perform such services until a Texas trust company charter is issued or the Kansas TEFFI trust company becomes operational.
Subsequent to December 31, 2020, Ben LP operates primarily through its business line operating subsidiaries, which provide, or will provide, Beneficient’s existing and planned products and services. These subsidiaries include (i) Ben Liquidity, which offers liquidity products; (ii) Ben Custody Admin, which provides services for fund and trust administration; (iii) Ben Insurance, L.L.C., including its subsidiaries (collectively, “Ben Insurance”), which intends to offer insurance products and services covering risks attendant to owning, managing, and transferring alternative assets; (iv) Ben Markets, L.L.C., including its subsidiaries (collectively, “Ben Markets”), which intends to provide broker-dealer services in connection with offering Beneficient’s liquidity products and services; and (vi) other entities, including the ExAlt Trusts, which operate for the benefit of the Non-Controlling Interest Holders. Beneficient’s financial products and services are presently offered through Ben Liquidity and Ben Custody Admin, and Beneficient plans to expand its capabilities under Ben Custody Admin and provide products and services through Ben Insurance and Ben Markets in the future.
Beneficient’s existing and planned products and services are designed to provide liquidity and trust solutions, support the tax and estate planning objectives of its MHNW customers, facilitate asset diversification or provide administrative management and reporting solutions tailored to the goals of investors of alternative investments.
Beneficient’s Regulatory Developments
In April 2021, the Kansas Legislature adopted, and the governor of Kansas signed into law, a bill that would allow for the chartering and creation of Kansas trust companies, known as TEFFIs, that provide fiduciary financing (e.g., lending to ExAlt Trusts), custodian and trustee services in all capacities pursuant to statutory fiduciary powers, to investors and other participants in the alternative assets market, as well as the establishment of alternative asset trusts. The legislation became effective on July 1, 2021, and designates an operating subsidiary of Ben LP, Beneficient Fiduciary Financial (“BFF”), as the pilot trust company under the TEFFI legislation. A conditional trust charter was issued by the Kansas Bank Commissioner to Beneficient on July 1, 2021 as discussed further in Note 17. Under the pilot program, Beneficient will not be authorized to exercise its fiduciary powers as a TEFFI until the earlier of the date the Kansas Bank Commissioner promulgates applicable rules and regulations or December 31, 2021. The bill also permits the Kansas Bank Commissioner to request a six-month extension of the pilot program period, which could delay Beneficient’s permission to exercise its fiduciary powers under the charter until July 1, 2022. In order to devote their time to serving as directors of the Beneficient TEFFI trust company, the directors of GWG Holdings who serve on the new TEFFI trust company Board of Directors resigned their membership, effective June 14, 2021, on GWG Holdings’ Board of Directors, which the Company believes is the highest and best use of their available time and skills and will support the development of the Beneficient TEFFI trust company and the successful execution of Beneficient’s business plan.
Additionally, Beneficient’s charter application for custodian and trustee services remains in process at the Texas Department of Banking. If the charter is issued, the trust company would serve as custodian and trustee to one or more ExAlt Trusts. Similar or

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

the same services may also be provided by Beneficient’s Kansas trust company TEFFI. Also, a subsidiary of Ben Insurance, Pen has applied for regulatory approval from the BMA to write fiduciary liability policies for managers and investors in alternative asset funds to cover losses from contractual indemnification and exculpation provisions arising under the governing documents of such funds. Further, on March 26, 2021, a Ben LP subsidiary, Beneficient Capital Markets, L.L.C (“Beneficient Capital Markets”) filed a Form BD with the Securities and Exchange Commission (“SEC”) to commence its application for broker-dealer registration. Upon registration and admittance as a Financial Industry Regulatory Authority (“FINRA”) member, Beneficient Capital Markets will conduct activities attendant to offering Beneficient’s products and services.
When the Kansas TEFFI trust company is authorized to exercise its fiduciary powers, Beneficient expects to be able to expand its operations and close an increased number of liquidity transactions. Additionally, once BMA regulatory approval is obtained and Beneficient Capital Markets is admitted as a FINRA member, Beneficient anticipates being able to offer its full suite of products and services.
The Exchange Transaction
On December 28, 2018 (the “Final Closing Date”), we completed a series of strategic exchanges of assets among GWG Holdings, GWG Life, Ben LP and certain trusts, each identified as an Exchange Trust formed during 2017 and 2018 (such trusts collectively, the “Seller Trusts”, which are a related party but are not among Ben LP’s consolidated trusts), pursuant to a Master Exchange Agreement among the parties (the “Exchange Transaction”). As a result of the Exchange Transaction, a number of securities were exchanged between the parties, including the following securities as of the Final Closing Date: the Seller Trusts acquired GWG Holdings’ L Bonds due 2023 (the “Seller Trust L Bonds”) in the aggregate principal amount of $366.9 million; the Seller Trusts acquired 27,013,516 shares of GWG Holdings’ common stock; GWG Holdings acquired 40,505,279 common units of Ben LP (the “Common Units”); and GWG Holdings acquired the right to obtain additional Common Units or other property that would be received by a holder of Preferred Series A Subclass 1 Unit Accounts of BCH pursuant to an option issued by Ben LP (the “Option Agreement”). In addition, in connection with the Exchange Transaction, Ben LP, as borrower, entered into a commercial loan agreement (the “Commercial Loan Agreement”) with GWG Life, as lender, providing for a loan in a principal amount of $192.5 million as of the Final Closing Date (the “Commercial Loan”).
Description of the Assets Exchanged
Seller Trust L Bonds
On August 10, 2018, in connection with the initial transfer of the Exchange Transaction, GWG Holdings, GWG Life and Bank of Utah, as trustee, entered into a Supplemental Indenture (the “L Bond Supplemental Indenture”) to the Amended and Restated Indenture dated as of October 23, 2017 (the “Amended and Restated Indenture”). GWG Holdings entered into the L Bond Supplemental Indenture to add and modify certain provisions of the Amended and Restated Indenture necessary to provide for the issuance of the Seller Trust L Bonds. The maturity date of the Seller Trust L Bonds is August 9, 2023. The Seller Trust L Bonds bear interest at 7.5% per year. Interest is payable monthly in cash.
As the second anniversary of the Final Closing Date has passed, the holders of the Seller Trust L Bonds now have the right to cause GWG Holdings to repurchase, in whole but not in part, the Seller Trust L Bonds held by such holder. The repurchase may be paid, at GWG Holdings’ option, in the form of cash, a pro rata portion of (i) the outstanding principal amount and accrued and unpaid interest under the Commercial Loan, and (ii) Common Units, or a combination of cash and such property.
The Seller Trust L Bonds are senior secured obligations of GWG Holdings, ranking junior only to all senior debt of GWG Holdings, pari passu in right of payment and in respect of collateral with all “L Bonds” of GWG Holdings, and senior in right of payment to all subordinated indebtedness of GWG Holdings. See Note 9 for additional discussion of the outstanding debt of GWG Holdings. Payments under the Seller Trust L Bonds are guaranteed by GWG Life (see Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations).
As result of the Collateral Swap (discussed and defined below) on September 30, 2020, $94.8 million of Seller Trusts L Bonds are eliminated upon consolidation.

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Commercial Loan
The $192.5 million principal amount under the Commercial Loan is due on August 9, 2023; however, it is extendable for two five-year terms. Ben LP’s obligations under the Commercial Loan are unsecured.
The principal amount of the Commercial Loan bears interest at 5.0% per year. From and after the Final Closing Date, one-half of the interest, or 2.5% per year, is due and payable monthly in cash, and one-half of the interest, or 2.5% per year, accrues and compounds annually on each anniversary date of the Final Closing Date and becomes due and payable in full in cash on the maturity date.
In accordance with the L Bond Supplemental Indenture governing the issuance of the Seller Trust L Bonds, upon a redemption event or at the maturity date of the Seller Trust L Bonds, GWG Holdings, at its option, may use the outstanding principal amount of the Commercial Loan, and accrued and unpaid interest thereon, as repayment consideration of the Seller Trust L Bonds.
The Commercial Loan and its related interest are eliminated upon consolidation.
Option Agreement
In connection with the Exchange Transaction, GWG Holdings entered into the Option Agreement with Ben LP. The Option Agreement gave GWG Holdings the option to acquire the number of Common Units or other property that would be received by the holder of Preferred Series A Subclass 1 Unit Accounts of BCH pursuant to an option issued by Ben LP, if such holder were converting on that date. There was no exercise price and GWG Holdings could exercise the option at any time until December 27, 2028, at which time the option automatically settled.
Effective August 11, 2020, as a result of the Exchange Agreement entered into by the parties on December 31, 2019 (discussed below), and the mutual agreement of the parties, the Option Agreement was exercised under the provisions of the Option Agreement. As such, GWG Holdings received $57.5 million of Common Units at a price per unit equal to $12.50 per unit. The exercise of the Option Agreement had no impact on the Company’s condensed consolidated financial statements as it is eliminated in consolidation.
Common Units of Ben LP
In connection with the Exchange Transaction, the Seller Trusts and Beneficient delivered to GWG Holdings 40,505,279 Common Units. These units represented an approximate 89.9% interest in the Common Units as of the Final Closing Date (although, on a fully diluted basis, GWG Holdings’ ownership interest in Common Units would be reduced significantly below a majority of those issued and outstanding). These amounts eliminate upon consolidation.
Purchase and Contribution Agreement
On April 15, 2019, Jon R. Sabes, the former Chief Executive Officer and a former director of GWG Holdings, and Steven F. Sabes, the former Executive Vice President and a former director of GWG Holdings, entered into a Purchase and Contribution Agreement (the “Purchase and Contribution Agreement”) with, among others, Ben LP. Under the Purchase and Contribution Agreement, Jon and Steven Sabes agreed to transfer all 3,952,155 of the shares of GWG Holdings’ outstanding common stock held directly or indirectly by them to BCC (a subsidiary of Ben LP) and AltiVerse Capital Markets, L.L.C. (“AltiVerse”). AltiVerse is a limited liability company owned by an entity related to Beneficient’s initial investors (the “Ben Initial Investors”), including Brad K. Heppner (GWG Holdings’ former Chairman, who served in such capacity from April 26, 2019 to June 14, 2021, and Beneficient’s current Chief Executive Officer and Chairman), and an entity related to Thomas O. Hicks (one of Beneficient’s current directors and a former director of GWG Holdings). GWG Holdings was not a party to the Purchase Agreement; however, the closing of the transactions contemplated by the Purchase and Contribution Agreement (the “Purchase and Contribution Transaction”) were subject to certain conditions that were dependent upon GWG Holdings taking, or refraining from taking, certain actions. The closing of the Purchase and Contribution Transaction occurred on April 26, 2019.
In connection with such closing, BCC and AltiVerse executed and delivered a Consent and Joinder to the Amended and Restated Pledge and Security Agreement dated October 23, 2017 by and among GWG Holdings, GWG Life, Messrs. Jon and Steven Sabes and the Bank of Utah, which provides that the shares of GWG Holdings’ common stock acquired by BCC and

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

AltiVerse pursuant to the Purchase and Contribution Agreement will continue to be pledged as collateral security for GWG Holdings’ obligations owing in respect of the L Bonds and Seller Trust L Bonds.
Promissory Note - ExAlt Trusts
On May 31, 2019, GWG Life entered into a Promissory Note (the “Promissory Note”), made by Jeffrey S. Hinkle and Dr. John A. Stahl, not in their individual capacity but solely as trustees of certain of The LT-1 LiquidTrust, The LT-2 LiquidTrust, The LT-5 LiquidTrust, The LT-7 LiquidTrust, The LT-8 LiquidTrust, and The LT-9 LiquidTrust, (collectively, the “Borrowers”). Pursuant to the terms of the Promissory Note, GWG Life funded a term loan to the Borrowers in an aggregate principal amount of $65.0 million (the “Loan”). The Loan was made pursuant to GWG’s strategy to further diversify into alternative assets (beyond life insurance) and ancillary businesses and was intended to better position Beneficient’s balance sheet, working capital and liquidity profile to satisfy anticipated Texas Department of Banking regulatory requirements. The Loan bears interest at 7.0% per annum, with interest payable at maturity, and matures on June 30, 2023. As of December 31, 2019, the Borrowers became consolidated subsidiaries of GWG Holdings as a result of the Investment Agreement (described below). Accordingly, the Promissory Note and related accrued interest, are eliminated upon consolidation as of that date.
On September 30, 2020, GWG Holdings, GWG Life, BCH, Ben LP, BCC, and the Borrowers entered into an agreement (the “Promissory Note Repayment”) by which the parties agreed to repay the Promissory Note and any related accrued interest for a $75.0 million Preferred Series C Unit Account (the “Preferred C”) of BCH that Ben LP issued to the Borrowers. The $75.0 million of Preferred C received by GWG Life was transferred to GWG Holdings upon execution of the Promissory Note conversion, which increased GWG Holdings’ ownership percentage in Ben LP. As part of the agreement, if Beneficient has not received a trust company charter as of the one-year anniversary of the Promissory Note conversion, or if no trust company charter filing is still pending or in the process of being refiled, GWG Holdings would receive an additional $5.0 million of Preferred C. The carrying value of the Promissory Note on September 30, 2020, immediately prior to the transaction, net of a fair value adjustment and with accrued and unpaid interest thereon, was $65.1 million.

Other than the required rebalancing of equity driven from the change in GWG Holding’s ownership percentage, any impacts of the Promissory Note conversion are eliminated upon consolidation.

The Investment and Exchange Agreements
On December 31, 2019, GWG Holdings obtained control over Ben LP pursuant to a Preferred Series A Unit Account and Common Unit Investment Agreement, by and among GWG Holdings, Ben LP, BCH, and Beneficient Management (the “Investment Agreement”), which resulted in the consolidation of GWG Holdings and Ben LP for accounting and financial reporting purposes.
Pursuant to the Investment Agreement, GWG Holdings transferred $79.0 million to Ben LP in return for 666,667 Common Units and a Preferred Series A Subclass 1 Unit Account of BCH.
In connection with the Investment Agreement, GWG Holdings obtained the right to appoint a majority of the board of directors of Beneficient Management, the general partner of Ben LP. As a result, GWG Holdings obtained control of Ben LP and began reporting the results of Ben LP and its subsidiaries on a consolidated basis beginning on the transaction date of December 31, 2019. For more details on the accounting for the consolidation, refer to the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on November 5, 2021 (“2020 Form 10-K”). GWG Holdings’ right to appoint a majority of the board of directors of Beneficient Management will terminate in the event (i) GWG Holdings’ ownership of the fully diluted equity of Ben LP (excluding equity issued upon the conversion or exchange of Preferred Series A Unit Accounts of BCH held as of December 31, 2019 by parties other than GWG Holdings) is less than 25%, (ii) the Continuing Directors of GWG Holdings cease to constitute a majority of the board of directors of GWG Holdings, or (iii) certain bankruptcy events occur with respect to GWG Holdings. The term “Continuing Directors” means, as of any date of determination, any member of the board of directors of GWG Holdings who: (1) was a member of the board of directors of GWG Holdings on December 31, 2019; or (2) was nominated for election or elected to the board of directors of GWG Holdings with the approval of a majority of the Continuing Directors who were members of the board of directors of GWG Holdings at the time of such nomination or election.
Following the transaction, and as agreed upon in the Investment Agreement, GWG Holdings was issued an initial capital account balance for the Preferred Series A Subclass 1 Unit Account of $319.0 million. The other holders of the Preferred Series

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

A Subclass 1 Unit Accounts are an entity related to the Ben Initial Investors and an entity related to one of Beneficient’s directors who is also a former director of GWG Holdings (the “Related Account Holders”). The parties to the Investment Agreement agreed that the aggregate capital accounts of all holders of the Preferred Series A Subclass 1 Unit Accounts after giving effect to the investment by GWG Holdings was $1.6 billion. GWG Holdings’ Preferred Series A Subclass 1 Unit Account is the same class of preferred security as held by the Related Account Holders. If the Related Account Holders exchange their Preferred Series A Subclass 1 Unit Accounts for securities of GWG Holdings, the Preferred Series A Subclass 1 Unit Account of GWG Holdings would be converted into Common Units (so neither GWG Holdings nor the founders would hold Preferred Series A Subclass 1 Unit Accounts).
Also, on December 31, 2019, in a transaction related to the Investment Agreement, GWG Holdings transferred its interest in the Preferred Series A Subclass 1 Unit Account to its wholly owned subsidiary, GWG Life.
In addition, on December 31, 2019, GWG Holdings, Ben LP and the holders of Common Units entered into an Exchange Agreement (the “Exchange Agreement”) pursuant to which the holders of Common Units from time to time have the right, on a quarterly basis, to exchange their Common Units for common stock of GWG Holdings. The exchange ratio in the Exchange Agreement is based on the ratio of the capital account associated with the Common Units to be exchanged to the market price of GWG Holdings’ common stock based on the volume weighted average price of GWG Holdings’ common stock for the five consecutive trading days prior to the quarterly exchange date. The Exchange Agreement is intended to facilitate the marketing of Ben LP’s products to holders of alternative assets.
Preferred Series C Unit Purchase Agreement
On July 15, 2020, GWG Holdings entered into a Preferred Series C Unit Purchase Agreement (“UPA”) with Ben LP and BCH. The UPA was reviewed and approved by the then constituted independent Special Committee of the Board of Directors of GWG Holdings.
Pursuant to the UPA, and provided it has adequate liquidity, GWG Holdings has agreed to make capital contributions from time to time to BCH in exchange for Preferred Series C Unit Accounts of BCH during a purchasing period commencing on the date of the UPA and continuing until the earlier of (i) the occurrence of a Change of Control Event (as defined below) and (ii) the mutual agreement of the parties (the “Purchasing Period”). A “Change of Control Event” shall mean (A) the occurrence of an event that results in GWG Holdings’ ownership of the fully diluted equity of Ben LP is less than 25%, the Continuing Directors (as defined below) of GWG Holdings cease to constitute a majority of the board of directors of GWG Holdings, or certain bankruptcy events occur with respect to GWG Holdings, and (B) the listing of Common Units on a national securities exchange (a “Public Listing”). The term “Continuing Directors” means, as of any date of determination, any member of the board of directors of GWG Holdings who: (1) was a member of the board of directors of GWG Holdings on December 31, 2019; or (2) was nominated for election or elected to the board of directors of GWG Holdings with the approval of a majority of the Continuing Directors who were members of the board of directors of GWG Holdings at the time of such nomination or election.
If, on or prior to the end of the Purchasing Period, a Public Listing occurs, the BCH Purchased Units shall be automatically exchanged for Common Units, or another unit of Ben LP, as the parties may mutually agree (the “Beneficient Units”), at the lower of (i) the volume-weighted average of the Beneficient Units for the 20 trading days following the Public Listing, and (ii) $12.75.
In addition, at any time following the Effective Date, all or some of the Preferred Series C Unit Accounts purchased under the UPA may be exchanged for Beneficient Units at the option of GWG Holdings (exercised by a special committee of the Board of Directors or, if such committee is no longer in place, the appropriate governing body of GWG Holdings); provided that, if GWG Holdings exchanges less than all of the Preferred Series C Unit Accounts purchased under the UPA, then, immediately after giving effect to such exchange, GWG Holdings shall be required to continue to hold Preferred Series C Unit Accounts with a capital account that is at least $10.0 million. The exchange price for such Beneficient Units shall be determined by third-party valuation agents selected by GWG Holdings and Beneficient.
Contribution and Exchange Agreement
On September 30, 2020, certain of the ExAlt Trusts (collectively, the “Participating ExAlt Trusts”) at the sole direction of John A. Stahl, independent trustee of each such trust, with the intention of protecting the value of certain assets of the Participating ExAlt Trusts underlying part of the Collateral portfolio, the Participating ExAlt Trusts entered into that certain Contribution and

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Exchange Agreement with certain of the Seller Trusts, (collectively, the “Participating Exchange Trusts”), each of which entered into such agreement at the direction of its applicable trust advisor and by and through its applicable corporate trustee (the “Contribution and Exchange Agreement). Under the Contribution and Exchange Agreement, the Participating Exchange Trusts agreed to exchange 9,837,264 shares of GWG Holdings’ common stock valued at $84.6 million, 543,874 shares of Common Units valued at $6.8 million, and GWG Holdings’ L Bonds due 2023 in the aggregate principal amount of $94.8 million to the Participating ExAlt Trusts for $94.3 million in net asset value of the alternative asset investments held by the Participating ExAlt Trusts. This transaction (the “Collateral Swap”) resulted in GWG Holdings, after the effects of eliminations upon consolidation, recognizing an additional $42.9 million of treasury stock, $3.4 million of additional noncontrolling interest, and $46.8 million of a capital contribution from a related party.
The Exchange Transaction, the Purchase and Contribution Transaction, the Promissory Note, the Investment and Exchange Agreements, the UPA, and the Collateral Swap, are referred to collectively as the “Beneficient Transactions.”
Going Concern
To meet the Company’s future capital needs, the Company may need to raise additional debt or equity financing. While the Company has historically been able to raise additional capital through issuance of debt and/or equity, the Company cannot guarantee that it will be able to secure additional financing or will otherwise be able to meet is ongoing obligations. These factors, in combination with the potential NASDAQ delisting and our current inability to sell L Bonds as discussed below under the heading “Liquidity and Capital Resources”, our significant recurring losses from operations, negative cash flows from operations, delays in executing our business plans, and any potential negative outcome from the ongoing SEC investigation discussed in Note 15 to these condensed consolidated financial statements, raise substantial doubt about the Company’s ability to continue as a going concern within one year after these financial statements are issued.
The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Liquidity and Capital Resources
As of June 30, 2021, we had cash, cash equivalents and restricted cash of $91.5 million. We generated net losses attributable to common shareholders of $119.3 million and $71.6 million for the six months ended June 30, 2021 and 2020, respectively. As of October 15, 2021, we had cash, cash equivalents, and restricted cash of approximately $54.3 million. Besides funding operating expenditures, we are obligated to pay other items such as interest payments and debt maturities, and preferred stock dividends and redemptions.
We have historically financed our businesses primarily through a combination of L Bond sales, preferred stock sales, the LNV Credit Facility, and the NF Credit Facility. We have also financed our business through proceeds from life insurance policy benefit receipts, cash distributions from the ExAlt Trusts’ alternative asset portfolio, dividends and interest on investments, and Beneficient’s debt due to related parties. We have traditionally used proceeds from these sources for policy acquisition, policy premiums and servicing costs, working capital and financing expenditures including paying principal, interest and dividends. We have also used proceeds to allocate capital to Beneficient; however, if Ben LP becomes an independent company per the Term Sheet discussed above and in Note 17, the Company expects that Ben LP would reduce its reliance on GWG Holdings to fund its operations and would raise future capital from other sources. Ben LP’s capital raising efforts and participation in liquidity transactions may include the issuance of equity or debt of Ben LP or one of its subsidiaries, and the newly issued securities may be dilutive to GWG Holdings’ and GWG Life’s investments in Ben LP and BCH and may include preferential terms relative to GWG Holdings’ and GWG Life’s investments in Ben LP and BCH, as applicable.
We currently fund our business primarily with debt that generally has a shorter duration than the duration of our long-term assets. The resulting asset/liability mismatch can result in a liquidity shortfall if we are unable to renew maturing short term debt or secure suitable additional financing. In such a situation, we could be forced to sell assets at less than optimal (distressed) prices. Substantially all of our life insurance policies are pledged as collateral under the LNV Credit Facility and the NF Credit Facility and we would not be able to dispose of them without compliance with the terms of those credit facilities. We heavily rely on GWG Holdings’ L Bond offering to fund our business operations, including, among other things, interest and principal payments on the existing L Bonds and capital allocations to Beneficient. We temporarily suspended the offering of GWG

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Holdings’ L Bonds, commencing April 16, 2021, as a result of our delay in filing certain periodic reports with the SEC, including this Quarterly Report on Form 10-Q, and were required to seek alternative sources of capital.

As a result of the suspension of GWG Holdings’ L Bond offering, on June 28, 2021, we pledged additional life insurance policies as collateral and received an additional advance of $51.2 million under the Third LNV Credit Facility. Subsequently, on August 11 2021, we received a one-time advance of $107.6 million under the NF Credit Facility as described above. Approximately $56.7 million of such advanced amount was used to pay off the remaining amount due, including interest and penalties, under the Third LNV Credit Facility and the additional pledged life insurance policies used as collateral for the Third LNV Credit Facility were released and pledged under the NF Credit Facility. Further, on September 7, 2021, DLP IV entered into the Fourth LNV Credit Facility, that replaced the aforementioned Third LNV Credit Facility. The Fourth LNV Credit Facility resulted in an additional advance of $30.3 million from LNV Corporation, with no additional pledged collateral. All of the aforementioned transactions that occurred subsequent to June 30, 2021, are described in more detail in Note 17.

Primarily due to the current suspension of GWG Holdings’ L Bond offering, the Company may require additional capital to continue its operations over the next twelve months if our ability to sell L Bonds dissipates, or if we are forced to suspend the L Bond offering. However, the Company may not be able to obtain additional borrowings under existing debt facilities or new borrowings with other third-party lenders. To the extent that GWG Holdings or its subsidiaries raise additional capital through the future issuance of debt, the terms of those debt securities may include terms that adversely affect the rights of our existing debt and/or equity holders or involve negative covenants that restrict GWG Holdings’ ability to take specific actions, such as incurring additional debt or making additional investments in growing the operations of the Company. If GWG Holdings is unable to fund its operations and other obligations, or defaults on its debt, then the Company will be required to either i) sell assets to provide sufficient funding, ii) exercise our right to decline requests for early L Bond redemptions or redemptions of preferred stock, or iii) to raise additional capital through the sale of equity and the ownership interest of our equity holders may be diluted. Substantially all of our life insurance policies are pledged as collateral under the LNV Credit Facility and the NF Credit Facility and we would not be able to dispose of them without compliance with the terms of those credit facilities.

We anticipate recommencing the offering of GWG Holdings’ L Bonds once we become current with our filing obligations and satisfy applicable NASDAQ listing requirements. Once we become current with our filing obligations with respect to the L Bonds, we may be limited in the origination channels in which we sell our L Bonds in the event that we are unable to meet the applicable NASDAQ listing requirements in a timely manner, which could result in the L Bonds no longer being “covered securities” for federal securities law purposes which would subject the offer and sale of L Bonds to potentially extensive state “blue sky” securities law requirements. If for any reason we are forced to suspend GWG Holdings’ L Bond offering, are limited in our origination channels in which we sell our L Bonds, or demand for GWG Holdings’ L bonds dissipates, our business would be adversely impacted and our ability to service and repay our debt obligations, much of which is short term, would be compromised, thereby negatively affecting our business prospects and viability.

Beneficient is obligated to make debt payments totaling $75.5 million on certain outstanding borrowings through May 30, 2022 under the terms of the Amendment No. 1 to the Second Amended and Restated Credit Agreements as discussed in more detail in Note 9. Primarily due to both the forthcoming debt payments under the Credit Agreement and Second Lien Credit Agreement and the anticipated deconsolidation of Beneficient from GWG Holdings as discussed above and in Note 17, which is expected to result in reduced reliance by Beneficient on GWG Holdings to fund its operations, Beneficient will require additional liquidity to continue its operations over the next twelve months. We expect Beneficient to satisfy these obligations and fund its operations through anticipated operating cash flows, proceeds from distributions on the alternative assets portfolio, additional investments into Beneficient by GWG Holdings and/or other parties and, potentially refinancing with other third-party lenders some or all of the existing borrowings due prior to their maturity. Beneficient is currently in the process of raising additional equity, which is anticipated to close during the fourth quarter of 2021 and/or the first quarter of 2022.

Beneficient may not be able to refinance or obtain additional financing on terms favorable to the Company, or at all. To the extent that Beneficient raises additional capital through the future sale of equity or debt, the ownership interest of its existing equity holders may be diluted. The terms of these future equity or debt securities may include liquidation or other preferences that adversely affect the rights of its existing equity unitholders or involve negative covenants that restrict Beneficient’s ability to take specific actions, such as incurring additional debt or making additional investments in growing its operations. If Beneficient defaults on these borrowings, then it will be required to either i) sell assets to repay these loans or ii) to raise additional capital through the sale of equity and the ownership interest of our equity holders may be diluted. Moreover, if Beneficient were to sell assets to avoid a default of these borrowings, then the price at which Beneficient sold such assets may

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

not reflect the carrying value of those assets as reflected in our condensed consolidated financial statements, especially in the event of a bulk or distressed sale.

On November 11, 2019, GWG Holdings contributed the common stock and membership interests of its then wholly-owned FOXO Labs and FOXO Life subsidiaries to FOXO in exchange for a membership interest in the entity. On November 13, 2020, FOXO BioScience LLC converted to a corporation and is now known as FOXO Technologies Inc. With the corporate conversion, GWG Holdings’ previous membership interest in the LLC converted to preferred equity. As of June 30, 2021, GWG Holdings was committed to contribute an additional $1.3 million to FOXO, all of which was contributed by October 2021.
(2) Summary of Significant Accounting Policies
Restatement — The Company restated its previously issued (i) consolidated balance sheet as of December 31, 2019, included in its Annual Report on Form 10-K for the year ended December 31, 2019 and (ii) the consolidated statement of operations, (iii) the consolidated statement of changes in stockholders’ equity, and (iv) the consolidated statement of cash flows for the year ended December 31, 2019, included in its Annual Report on Form 10-K for the year ended December 31, 2019, (the “Restatement”) as part of its 2020 Form 10-K. The Restatement also impacted each of the quarters for the periods beginning with GWG Holdings, Inc.’s consolidation with The Beneficient Company Group, L.P. (“Ben LP,” including all of the subsidiaries it may have from time to time — “Beneficient”) as of December 31, 2019 through the quarter ended September 30, 2020.

The historical interim periods included in this Form 10-Q have been restated to reflect the Restatement.

Basis of Presentation — The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the U.S. Securities and Exchange Commission (“SEC”) requirements for interim reporting, which allows certain footnotes and other financial information normally required by Generally Accepted Accounting Principles in the United States of America (“GAAP”) to be condensed or omitted. In our opinion, the condensed consolidated financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary for the fair presentation of the Company’s financial position and results of operations. These statements should be read in conjunction with the consolidated financial statements and notes included in our 2020 Form 10-K. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.
Significant accounting policies are detailed in Note 2 to the consolidated financial statements included in the Company’s 2020 Form 10-K. There are no new or revised significant accounting policies as of June 30, 2021.
Use of Estimates — The preparation of our condensed consolidated financial statements in conformity with GAAP requires management to make significant estimates and assumptions affecting the reported amounts of assets and liabilities at the date of the condensed consolidated financial statements, as well as the reported amounts of revenue during the reporting period. Management regularly evaluates estimates and assumptions, which are based on current facts, historical experience, management’s judgment, and various other factors that we believe to be reasonable under the circumstances. Our actual results may differ materially and adversely from our estimates. Material estimates that are particularly susceptible to change, in the near term, relate to: (1) determining the assumptions used in estimating the fair value of our investments in life insurance policies, (2) determining the grant date fair value for equity-based compensation awards, (3) determining the allocation of income (loss) to Beneficient’s equity holders, and (4) evaluation of potential impairment of goodwill and other intangibles.
As it relates to the goodwill intangible asset, in light of Beneficient’s significant recurring losses from operations, negative cash flows from operations, and delays in executing its business plans, management plans to engage a third-party valuation firm to assist in performing a quantitative goodwill impairment test in the fourth quarter of 2021. The valuation work related to the goodwill intangible is not complete, and we expect the work to be completed before the filing of our 2021 annual financial statements. While management has implemented strategies to execute its business plans, a failure to execute our business plans or adverse market changes in the future could result in changes in management’s forecasts, which could result in a decline in estimated fair value of the Beneficient reporting unit and would result in an impairment of our goodwill intangible. Key assumptions in our quantitative goodwill impairment test include assumptions regarding Ben LP’s ability to raise substantial amounts of capital as disclosed in the 2020 Form 10-K. Beneficient is actively engaged in capital raising efforts that may include the issuance of equity or debt of Ben LP or one of its subsidiaries and has received non-binding indications of interest from potential investors. The outcome of Ben LP’s capital raising efforts will have a direct impact on management’s forecasts

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

and consequently, have a direct impact on the magnitude of future goodwill intangible impairment losses, if any. The outcome of Ben LP’s capital raising efforts is uncertain, and it is not certain that the potential investors that have submitted non-binding indications of interest ultimately will invest in Ben LP, or the amount of any such investments. As a result, our quantitative goodwill intangible impairment analysis, once complete, could result in material goodwill intangible impairment in the near future.
Reclassification — Certain prior year amounts have been reclassified for consistency with the current year presentation. Specifically, payments for issuances of L Bonds were previously combined with payments for redemptions of L Bonds in the condensed consolidated statements of cash flows. These payments are now presented separately within the cash flows from financing activities section. This change had no effect on the reported net cash flows provided by financing activities. Additionally, amortization of debt premiums were previously presented separately. This is now combined with amortization of deferred financing and issuance costs. This change had no effect on the reported net cash flows used by operating activities.
Newly Adopted Accounting Pronouncements — On January 1, 2021, we adopted Accounting Standards Update (“ASU”) No. 2019-12, Income Taxes: Simplifying the Accounting for Income Taxes (Topic 740). The amendments in ASU 2019-12 eliminate certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 also clarifies and simplifies other aspects of the accounting for income taxes. The adoption of this standard did not have a material impact on the consolidated financial statements and disclosures.
Accounting Pronouncements Issued But Not Yet Adopted — In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which changes the impairment model for most financial assets and certain other instruments, including trade and other receivables, held-to-maturity debt securities and loans. There have been numerous codification improvements and technical corrections issued through subsequent ASUs since the issuance of ASU No. 2016-13. The standard requires entities to use a new, forward-looking “expected loss” model that is expected to generally result in the earlier recognition of allowances for losses. The guidance is effective for annual periods beginning after December 15, 2022, including interim periods within those years, for smaller reporting companies, as defined by the SEC, but early adoption is permitted. The Company is evaluating the potential impact of this guidance on our consolidated financial statements.
ASU 2020-04, Reference Rate Reform (Topic 848) was issued in March 2020. The amendments in Topic 848 provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. Topic 848 can be applied by all entities as of the beginning of the interim period that includes March 12, 2020, or any date thereafter, and entities may elect to apply the amendments prospectively through December 31, 2022. The Company did not utilize the optional expedients and exceptions provided by this standard during the six months ended June 30, 2021. The Company is evaluating the impact of this standard on its consolidated financial statements and disclosures.
ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06) was issued in August 2020. The amendments in ASU 2020-06 simplify the accounting for convertible instruments by removing major separation models and removing certain settlement condition qualifiers for the derivatives scope exception for contracts in an entity’s own equity, and simplify the related diluted net income per share calculation for both Subtopics. ASU 2020-06 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023, for smaller reporting companies, as defined by the SEC. The Company is evaluating the impact of this ASU on its consolidated financial statements and disclosures.

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

(3) Restrictions on Cash
Under the terms of the second amended and restated senior credit facility with LNV Corporation (as amended from time to time, “LNV Credit Facility”, discussed further in Note 9), we are required to maintain collection and payment accounts that are used to collect policy benefits from pledged policies, pay annual policy premiums, interest and other charges under the facility, distribute funds to pay down the facility, and distribute excess funds to the borrower (GWG DLP Funding IV, LLC).
The agents for the lender authorize the disbursements from these accounts. At June 30, 2021 and December 31, 2020, there was a balance of $17.0 million and $33.5 million, respectively, in these collection and payment accounts.
Under the terms of the ExAlt PlanTM trust agreements, the trusts are required to maintain capital call reserves and administration reserves. These reserves are used to satisfy capital call obligations and pay fees and expenses for the trusts as required. The fees and expenses are primarily paid to Ben Custody Admin for serving as the administrative agent to the current trustees of the ExAlt Trusts. These reserves represent cash held in banks. At June 30, 2021 and December 31, 2020, there was a combined balance of $5.1 million and $5.4 million, respectively, in these reserves.
(4) Investment in Life Insurance Policies
The Company’s investments in life insurance policies are valued based on unobservable inputs that are significant to their overall fair value. Changes in the fair value of these policies, net of premiums paid, are recorded in gain (loss) on life insurance policies, net in our condensed consolidated statements of operations.
The fair value of our life insurance policies is determined as the net present value of the life insurance portfolio’s future expected cash flows (policy benefits received and required premium payments) that incorporates life expectancy estimates obtained when the policy was purchased and current discount rate assumptions. We refer to our valuation methodology as the Longest Life Expectancy methodology. This methodology utilizes a portfolio mortality multiplier (“PMM”) that allows us to “fit” projections to actual results, which provides a basis to forecast future performance more accurately. During the second quarter of 2021, we recalculated the PMM in accordance with our valuation methodology, which requires an analysis any time (1) the six-month moving average of the difference between the actual portfolio performance and projected performance deviates by more than one standard deviation from the mean, and (2) such deviation continues as of the end of any calendar quarter after persisting for three consecutive months. The PMM recalculation resulted in a $16.4 million downward adjustment to the value of the life insurance portfolio as of June 30, 2021, as reflected in the year-to-date reconciliation of gain (loss) on life insurance policies table below.

The life expectancies used in our valuation were obtained at the time of policy purchase and are generally derived from reports obtained from widely accepted life expectancy providers (other than insured lives covered under small face amount policies — those with $1.0 million in face value benefits or less — which utilize either a single fully underwritten, or simplified report based on self-reported medical interview). Our valuation methodology also incorporates assumptions relating to cost-of-insurance (premium) rates and other assumptions, including a discount rate.

The discount rate we apply is primarily based on information about the discount rates observed in recent portfolio purchase transactions in the life insurance tertiary market. The discount rate also incorporates fixed income market interest rates, the estimated credit exposure to the insurance companies that issued the life insurance policies and management’s estimate of the operational risk yield premium a purchaser would require to receive the future cash flows derived from our portfolio as a whole. In prior periods, the discount rate also incorporated information about the discount rates observed in the life insurance secondary market through the Company’s internal competitive bidding to purchase policies. However, the Company discontinued the use of this input as of December 31, 2020, as it is no longer actively purchasing policies in the life insurance secondary market. The determination of the discount rate used in the valuation of the Company’s life insurance policies requires management judgment and incorporates information that is reasonably available to management as of the date of the valuation. As a result of management’s analysis, a discount rate of 8.25% was applied to our portfolio as of both June 30, 2021 and December 31, 2020.

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Portfolio Information
Our portfolio of life insurance policies, owned by GWG Holdings’ subsidiaries as of June 30, 2021, is summarized below:
Life Insurance Portfolio Summary

Total life insurance portfolio face value of policy benefits (in thousands)	$1,844,466
Average face value per insured life (in thousands)	$1,975
Average life expectancy estimate (years)*	7.0
Total number of policies	1,010
Number of unique lives	934
Demographics	74% Male; 26% Female
Number of smokers	39
Largest policy as % of total portfolio face value	0.7%
Average policy as % of total portfolio face value	0.1%
Average annual premium as % of face value	4.0%
__________________________________
(*) Averages presented in the table are weighted averages by face amount of policy benefits.

A summary of our policies organized according to their estimated life expectancy dates, grouped by year, as of the reporting date, is as follows (dollars in thousands):

	As of June 30, 2021			As of December 31, 2020
Years Ending December 31,	Number of Policies	Estimated Fair Value	Face Value	Number of Policies	Estimated Fair Value	Face Value
Six months ending December 31, 2021	2	$3,227	$3,250	15	$19,429	$22,298
2022	35	45,020	55,805	62	66,657	88,698
2023	85	97,440	140,913	106	113,926	178,983
2024	119	128,208	216,264	119	130,280	229,815
2025	109	105,489	215,424	111	85,842	187,042
2026	118	90,821	205,976	115	100,280	237,632
Thereafter	542	299,821	1,006,834	530	275,497	956,247
Totals	1,010	$770,026	$1,844,466	1,058	$791,911	$1,900,715
We recognized life insurance benefits of $35.5 million and $39.9 million during the three months ended June 30, 2021 and 2020, respectively, related to policies with a carrying value of $10.1 million and $12.8 million, respectively, and as a result recorded realized gains of $25.4 million and $27.1 million, respectively. We recognized life insurance benefits of $61.4 million and $65.4 million during the six months ended June 30, 2021 and 2020, respectively, related to policies with a carrying value of $18.6 million and $18.8 million, respectively, and as a result recorded realized gains of $42.8 million and $46.6 million, respectively. The aforementioned carrying value, which represents the aggregate cost basis in the policies that matured during the period, is considered a return of investment within the investing section of the condensed consolidated statements of cash flows. Changes in fair value of policies and the other components of the net gain on life insurance policies, as detailed below, are included in the operating section of the condensed consolidated statements of cash flows.

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

A reconciliation of gain (loss) on life insurance policies is as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Change in estimated probabilistic cash flows(1)	$13,863	$15,349	$27,110	$33,200
Premiums and other annual fees	(18,486)	(17,626)	(37,121)	(34,825)
Change in life expectancy evaluation	2,337	—	2,337	—
Change in PMM	(16,386)	—	(16,386)	—
Face value of matured policies	35,485	39,889	61,445	65,391
Fair value of matured policies	(21,286)	(22,824)	(34,946)	(34,533)
Gain (loss) on life insurance policies, net	$(4,473)	$14,788	$2,439	$29,233
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(1)Change in fair value of expected future cash flows relating to our investment in life insurance policies that are not specifically attributable to changes in life expectancy, discount rate changes or policy maturity events.
Estimated premium payments and servicing fees required to maintain our current portfolio of life insurance policies in force for the next five years, assuming no mortalities, are as follows (in thousands):

Years Ending December 31,	Premiums	Servicing	Total
Six months ending December 31, 2021	$33,160	$697	$33,857
2022	85,141	1,394	86,535
2023	96,780	1,394	98,174
2024	106,033	1,394	107,427
2025	117,865	1,394	119,259
2026	130,158	1,394	131,552
	$569,137	$7,667	$576,804
Management anticipates funding the majority of the premium payments and servicing fees estimated above from cash flows realized from life insurance policy benefits, and to the extent necessary, with additional borrowing capacity created as the premiums and servicing costs of pledged life insurance policies become due, under the LNV Credit Facility and the net proceeds from our offering of L Bonds as described in Note 9. Management anticipates funding premiums and servicing costs of non-pledged life insurance policies with cash flows realized from life insurance policy benefits from our portfolio of life insurance policies and net proceeds from GWG Holdings’ offering of L Bonds. The proceeds of these capital sources may also be used for: the purchase, policy premiums and servicing costs of additional life insurance policies; working capital; and financing expenditures including paying principal, interest and dividends.
(5) Investments in Alternative Assets
The investments held, either through direct ownership or through a beneficial interest, by certain of the ExAlt Trusts consist primarily of limited partnership interests in various alternative assets, including private equity funds. These alternative investments are valued using NAV as a practical expedient. Changes in the NAV of these investments are recorded in investment income, net in our consolidated statements of operations. The investments in alternative assets provide the economic value that ultimately collateralizes the loan that Beneficient originates with the ExAlt Trusts in a liquidity transaction.

The NAV calculation reflects the most current report of NAV and other data received from firm/fund sponsors. If no such report has been received, Beneficient estimates NAV based upon the last NAV calculation reported by the investment manager and adjusts it for capital calls and distributions made in the intervening time frame. In some instances, current available valuation information may indicate that the valuations that are available from third-party sources are not reliable. In these instances, Beneficient may perform model-based analytical valuations that could be used as an input to value these investments. Public equity securities known to be owned within an alternative investment fund, based on the most recent information reported by the general partners, are marked to market using quoted market prices on the reporting date.

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

The underlying interests in alternative assets are primarily limited partnership interests, and the limited partnership agreements governing those interests generally include restrictions on disclosure of fund-level information, including fund names and company names in the funds. The transfer of the investments in private equity funds generally requires the consent of the corresponding private equity fund manager, and the transfer of certain fund investments is subject to rights of first refusal or other preemptive rights, potentially further limiting the ExAlt PlanTM from transferring an investment in a private equity fund. These investments can never be redeemed with the funds. Distributions from each fund will be received as the underlying investments are liquidated. Timing of liquidation is currently unknown.

Portfolio Information

Our portfolio of alternative investments, held by certain of the ExAlt Trust subsidiaries by asset class of each fund as of June 30, 2021 and December 31, 2020, is summarized below:

Alternative Investments Portfolio Summary(1)

	June 30, 2021		December 31, 2020
Asset Class	Value	Unfunded Commitments	Value	Unfunded Commitments
Venture Capital	$111,317	$1,529	$123,021	$1,659
Private Equity	95,633	33,485	92,316	33,387
Private Real Estate	1,956	270	2,118	269
Other(2)	3,588	295	4,439	294
Total	$212,494	$35,579	$221,894	$35,609
(1)Amounts presented in the table exclude the collateral resulting from the Collateral Swap, including GWG Holdings’ common stock valued at $84.6 million, 543,874 shares of Ben Common Units valued at $6.8 million, and GWG L Bonds due 2023 in the aggregate principal amount of $94.8 million, all of which are eliminated in consolidation.
(2)“Other” includes private debt strategies, natural resources strategies, and hedge funds.
As of June 30, 2021, ExAlt Trusts’ portfolio had exposure to 120 professionally managed alternative investment funds, comprised of 313 underlying investments, 96 percent of which are investments in private companies.
(6) Fair Value Measurements
ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), establishes a hierarchical disclosure framework that prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the marketplace, including the existence and transparency of transactions between market participants. Assets and liabilities with readily available and actively quoted prices, or for which fair value can be measured from actively quoted prices in an orderly market, generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.
ASC 820 maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring the use of observable inputs whenever available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from third-party sources. Unobservable inputs are inputs that reflect assumptions about how market participants price an asset or liability based on the best available information. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date (a non-distressed transaction in which neither seller nor buyer is compelled to engage in the transaction).
The fair value hierarchy is broken down into three levels based on the observability of inputs as follows:
Level 1 —    Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date. Valuations are based on quoted prices that are readily and regularly available in an active market.

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Level 2 —    Valuations based quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable market data.
Level 3 —    Valuations based on inputs that are unobservable, are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and are not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such instruments.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Investments valued using NAV as a practical expedient are excluded from this hierarchy. At June 30, 2021 and December 31, 2020, the fair value of these investments using the NAV per share practical expedient was $212.5 million and $221.9 million, respectively. During the three and six months ended June 30, 2021, $1.8 million and $3.9 million of gain, respectively, was recognized from changes in NAV, compared to $18.0 million and $20.1 million of loss for the three and six months ended June 30, 2020, respectively. These changes in NAV are recorded within the investment income (loss) on our condensed consolidated statements of operations.
The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors, including, for example, whether an instrument is established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3.
Financial instruments measured at fair value on a recurring basis
The Company’s financial assets and liabilities carried at fair value on a recurring basis, including the level in the fair value hierarchy, on June 30, 2021 and December 31, 2020 are presented below (in thousands).

	As of June 30, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Investments in put options	$2,764	$—	$—	$2,764
Investments in life insurance policies	—	—	770,026	770,026

	As of December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Investments in put options	$7,017	$—	$—	$7,017
Investments in life insurance policies	—	—	791,911	791,911

The following is a description of the valuation methodologies used for financial instruments measured at fair value on a recurring basis:
Investments in put options
On July 17, 2020, Ben LP, through its subsidiary CT Risk Management, L.L.C., made aggregate payments of $14.8 million to purchase put options against a decrease in the S&P 500 Index. The options have an aggregate notional amount of $300.0 million and are designed to protect the net asset value of the interests in alternative assets that support the Collateral to Beneficient’s loan portfolio against market risk. One-half of the put options expire in July 2022 with the remaining put options expiring in July 2023. Changes in the fair value of the options are recognized directly in earnings. The fair value of the options is recorded in the other assets line item of the condensed consolidated balance sheets, and changes in the fair value of the options are recognized directly in earnings in the other income (loss) line item of the condensed consolidated statements of operations.

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Repurchase options
Repurchase options were fair valued using a Black-Scholes option pricing model with a time-dependent strike price for the repurchase price. The option pricing model has assumptions related to a period of restricted exercise price, dividend yield, underlying NAVs, alternative asset growth rates, volatilities, and market discount rate. The Company uses Level 3 inputs for its fair value estimates. The unrealized impact of this Level 3 measurement on earnings is reflected in investment income (loss).
The following table reconciles the beginning and ending fair value of our Level 3 repurchase options (in thousands). The three months ended June 30, 2021, is not presented as the repurchase options, all of which were unexercised, expired during the third and fourth quarters of 2020, which is recognized in the investment income (loss) line item of the condensed consolidated statement of operations. Additionally, during the three and six months ended June 30, 2020, $18.0 million and $20.1 million of loss, respectively. was recognized from changes in NAV, which is recorded within investment income (loss) on our consolidated statements of operations.

	Three Months Ended June 30, 2020	Six Months Ended June 30, 2020
Beginning balance	$52,052	$61,664
Total (gain) loss in earnings(1)	4,608	(5,004)
Purchases	—	—
Settlements	—	—
Ending balance	$56,660	$56,660
_______________________________________
(1)Net change in fair value.

The following table provides quantitative information about the significant unobservable inputs used in the fair value measurement of the Level 3 repurchase options as of June 30, 2020 (dollars in thousands):

Valuation Date	Fair Value	Valuation Methodology	Unobservable Inputs	Range of Targets
June 30, 2020	$56,660	Option Pricing Model	Alternative asset market discount rate	0.085
			Dividend yield	.10 - .53
			Net asset value growth rates	0.085
			Net asset value volatilities	0.24 - 0.45
			Restricted exercise period	1 year
Investments in life insurance policies
The estimated fair value of our portfolio of life insurance policies is determined on a quarterly basis by management taking into consideration a number of factors, including changes in discount rate assumptions, estimated premium payments and life expectancy estimate assumptions, as well as any changes in economic and other relevant conditions. The discount rate incorporates information about discount rates observed in the life insurance secondary market through competitive bidding observations (which have declined recently as a result of our decreased purchase activity) and other means, fixed income market interest rates, the estimated credit exposure to the insurance companies that issued the life insurance policies and management’s estimate of the operational risk yield premium a purchaser would require to receive the future cash flows derived from our portfolio as a whole. The determination of the discount rate used in the valuation of the Company’s life insurance policies requires management judgment and incorporates information that is reasonably available to management as of the date of the valuation.
Under our Longest Life Expectancy portfolio valuation methodology, we: i) utilize life expectancy reports from third-party life expectancy providers for the pricing of all life insurance policies at the time of purchase; ii) apply a stable valuation methodology driven by the experience of our life insurance portfolio, which is re-evaluated if experience deviates by a specified margin; and iii) use relevant market observations that can be validated and mapped to the discount rate used to value the life insurance portfolio.

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

These inputs are then used to estimate the discounted cash flows from the portfolio using the ClariNet LS probabilistic and stochastic portfolio pricing model from ClearLife Limited, which estimates the expected cash flows using various mortality probabilities and scenarios. The valuation process includes a review by senior management as of each quarterly valuation date. We also engage ClearLife Limited to prepare a net present value calculation of our life insurance portfolio using the inputs we provide on a quarterly basis.
As discussed in further detail in Note 4 above, during the second quarter of 2021, we recalculated the PMM in accordance with our valuation methodology, which resulted in a $16.4 million downward adjustment to the value of the life insurance portfolio as of June 30, 2021.
The following table reconciles the beginning and ending fair value of our Level 3 investments in our portfolio of life insurance policies (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Beginning balance	$791,499	$802,181	$791,911	$796,039
Total gain (loss) in earnings(1)	(11,399)	5,278	(3,237)	17,456
Settlements(2)	(10,074)	(12,753)	(18,648)	(18,789)
Ending balance	$770,026	$794,706	$770,026	$794,706
_________________________________________
(1)Net change in fair value
(2)Policy maturities at initial cost basis
The net activity in the table above is reported in gain (loss) on life insurance policies, net, in the condensed consolidated statements of operations. There have been no transfers between levels in the fair value hierarchy for any assets or liabilities recorded at fair value on a recurring basis or any changes in the valuation techniques used for measuring the fair value as of June 30, 2021 and December 31, 2020.
The following table summarizes the inputs utilized in estimating the fair value of our portfolio of life insurance policies:

	As of June 30, 2021	As of December 31, 2020
Weighted-average age of insured, years*	83.4	83.1
Age of insured range, years	64-101	63-100
Weighted-average life expectancy, months*	83.4	83.0
Life expectancy range, months	0-240	0-240
Average face amount per policy (in thousands)	$1,826	$1,797
Discount rate	8.25%	8.25%
_______________________________
(*)Weighted-average by face amount of policy benefits.

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Life expectancy estimates and market discount rates for a portfolio of life insurance policies are inherently uncertain and the effect of changes in estimates may be significant. For example, if the life expectancy estimates were increased or decreased by four and eight months on each outstanding policy, and the discount rates were increased or decreased by 1% and 2%, with all other variables held constant, the fair value of our investment in life insurance policies would increase or decrease as summarized below (in thousands):

	Change in Life Expectancy Estimates
	Minus 8 Months	Minus 4 Months	Plus 4 Months	Plus 8 Months
June 30, 2021	$114,916	$64,431	$(39,757)	$(90,729)
December 31, 2020	$97,837	$45,536	$(61,713)	$(114,099)
	Change in Discount Rate
	Minus 2%	Minus 1%	Plus 1%	Plus 2%
June 30, 2021	$78,434	$37,411	$(34,223)	$(65,619)
December 31, 2020	$82,983	$39,560	$(36,151)	$(69,284)
Financial instruments measured at fair value on a non-recurring basis
There were no assets or liabilities measured at fair value on a non-recurring basis as of June 30, 2021 and December 31, 2020, respectively.
Carrying amounts and estimated fair values
The Company is required to disclose the estimated fair value of financial instruments, whether or not recognized in the condensed consolidated balance sheets, for which it is practicable to estimate those values. These fair value estimates are determined based on relevant market information and information about the financial instruments. Fair value estimates are intended to represent the price at which an asset could be sold or the price at which a liability could be settled. However, given there is no active market or observable market transactions for many of the Company’s financial instruments, estimates of fair values are subjective in nature, involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimated values. Nonfinancial instruments are excluded from disclosure requirements.
The carrying amounts and estimated fair values of the Company’s financial instruments not recorded at fair value were as noted in the tables below (in thousands).

	As of June 30, 2021
	Level in Fair Value Hierarchy	Carrying Amount	Estimated Fair Value
Financial assets:
Cash, cash equivalents and restricted cash	1	$91,451	$91,451
Life insurance policy benefits receivable, net	1	25,988	25,988
Financial liabilities:
Senior credit facility with LNV Corporation	2	$227,137	$236,660
L Bonds and Seller Trust L Bonds	1	1,601,117	1,601,117
Debt due to related parties	2	77,248	82,498
Other liabilities	1	51,461	51,461

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

	As of December 31, 2020
	Level in Fair Value Hierarchy	Carrying Amount	Estimated Fair Value
Financial assets:
Cash, cash equivalents and restricted cash	1	$124,160	$124,160
Life insurance policy benefits receivable, net	1	14,334	14,334
Financial liabilities:
Senior credit facility with LNV Corporation	2	$193,730	$202,611
L Bonds and Seller Trust L Bonds	1	1,519,006	1,519,006
Debt due to related parties	2	76,260	78,081
Other liabilities	1	50,585	50,585
Other liabilities are comprised of the interest and dividends payable and accounts payable and accrued expenses line items on the condensed consolidated balance sheets as of June 30, 2021 and December 31, 2020.
Certain assets are subject to periodic impairment testing by comparing the respective carrying value of the asset to its estimated fair value. In the event we determine these assets to be impaired, we would recognize an impairment loss equal to the amount by which the carrying value of the impaired asset exceeds its estimated fair value. These periodic impairment tests utilize company-specific assumptions involving significant unobservable inputs, or Level 3, in the fair value hierarchy.
(7) Equity Method Investments
FOXO Technologies Inc. (formerly, FOXO BioScience LLC)
On November 11, 2019, GWG Holdings contributed the common stock and membership interests of its wholly-owned subsidiaries, FOXO Labs and FOXO Life (“Insurtech Subsidiaries”), to a legal entity then known as FOXO BioScience LLC, in exchange for a membership interest in FOXO. On November 13, 2020, FOXO BioScience LLC converted to a corporation and is now known as FOXO Technologies Inc. With the conversion to a corporation, GWG Holdings’ previous membership interest in the LLC converted to preferred equity in FOXO. Although GWG Holdings has a financial interest in FOXO, GWG Holdings does not have a controlling financial interest because another party is the majority shareholder of the voting class of securities. Therefore, we account for GWG Holdings’ ownership interest in FOXO as an equity method investment.
The following table includes a rollforward of the equity method investment in FOXO (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Beginning balance	$6,318	$5,648	$8,582	$1,761
Contributions	1,250	3,750	2,500	9,167
Loss on equity method investment	(3,435)	(1,318)	(6,949)	(2,848)
Other	230	(307)	230	(307)
Ending balance	$4,363	$7,773	$4,363	$7,773
In accordance with the subscription agreement of FOXO, as of June 30, 2021, GWG Holdings was committed to contribute an additional $1.3 million to the entity through October 2021, all of which has been contributed through such date. GWG Holdings’ investment in FOXO is presented in other assets in our condensed consolidated balance sheets. Our proportionate share of earnings or losses from our investee is recognized in earnings (loss) from equity method investments in our condensed consolidated statements of operations.

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

(8) Variable Interest Entities
In accordance with ASC 810, Consolidation, the Company assesses whether it has a variable interest in legal entities in which it has a financial relationship and, if so, whether or not those entities are variable interest entities (“VIEs”). For those entities that qualify as VIEs, ASC 810 requires the Company to determine if the Company is the primary beneficiary of the VIE, and if so, to consolidate the VIE.
VIEs for Which the Company is the Primary Beneficiary
ExAlt Trusts
The Company determined that the ExAlt Trusts used in connection with Beneficient’s operations are VIEs of which Beneficient is the primary beneficiary. The Company concluded that Beneficient is the primary beneficiary of the trusts as it has the power to direct the most significant activities and has an obligation to absorb potential losses of the trusts. Accordingly, the results of the trusts are included in the Company’s condensed consolidated financial statements. The assets of the trusts may only be used to settle obligations of the trusts. Other than potentially funding capital calls above the related reserve (refer to Note 15), there is no recourse to the Company for the trusts’ liabilities.
The cash flows generated by these VIEs are included within the Company’s consolidated statements of cash flows. The consolidated balance sheets include the following amounts from these consolidated VIEs as of the dates presented (in thousands):

	June 30, 2021	December 31, 2020
Assets:
Cash and cash equivalents	$2,065	$5,965
Restricted cash	5,126	5,386
Investments in alternative assets, at NAV	212,494	221,894
Other assets	1,300	1,273
Total Assets of VIE	$220,985	$234,518

Liabilities:
Accounts payable and accrued expense	$2,345	$2,029
Total Liabilities of VIE	$2,345	$2,029

Equity (Deficit):
Noncontrolling interest	$(17,246)	$7,208
Total Equity of VIE	$(17,246)	$7,208
The consolidated statement of operations for the three and six months ended June 30, 2021 and 2020, includes the following amounts from these consolidated VIEs (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
REVENUE
Investment income (loss), net	$1,773	$(22,671)	$3,863	$(15,115)
Interest income	—	—	—	20
TOTAL REVENUE	1,773	(22,671)	3,863	(15,095)
EXPENSES
Other expenses	146	166	357	167
TOTAL EXPENSES	146	166	357	167
NET INCOME (LOSS)	1,627	(22,837)	3,506	(15,262)
Net loss attributable to noncontrolling interests	11,035	33,253	23,867	43,721
NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS	$12,662	$10,416	27,373	28,459

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

CT Risk Management L.L.C.
On March 20, 2020, CT Risk Management, L.L.C. (“CT”) was created as a Delaware limited liability company to reduce the impact of a potential market downturn on the interests in alternative assets that support the Collateral for receivables held by Beneficient by distributing any potential profits to certain of the ExAlt Trusts thereby offsetting any reduction in the value of the alternative assets. The LLC agreement was amended and restated on April 16, 2020. There was no activity of CT until July 2020 when Beneficient made a capital contribution of $14.8 million, which was used to purchase the put options reflected in the condensed consolidated balance sheets as of June 30, 2021 and December 31, 2020.
CT is considered a VIE as the at-risk equity holder, Ben LP, does not have all of the characteristics of a controlling financial interest due to Ben LP’s receipt of returns being limited to its initial investment in CT. The Company concluded that Beneficient is the primary beneficiary of CT as it has the power to direct the most significant activities and has an obligation to absorb potential losses of CT. Accordingly, the results of CT are included in the Company’s condensed consolidated financial statements.
As of June 30, 2021 and December 31, 2020, the condensed consolidated balance sheets include assets of this consolidated VIE with a carrying value of $2.8 million and $7.0 million, respectively, which is recorded in the other assets line item. Additionally, the Company recorded a $2.1 million and $4.3 million loss on investment for the three and six months ended June 30, 2021, respectively, which is reported in the other income (loss) line item of the condensed consolidated statements of operations.
VIEs for Which the Company is Not the Primary Beneficiary
We determined that FOXO is a VIE, but that we are not the primary beneficiary of the variable interests. We do not have the power to direct any activities of FOXO that most significantly impact its economic performance. The Company’s exposure to risk of loss in FOXO is limited to its equity method investment in the preferred equity of FOXO and its remaining unfunded capital commitments.
The following table shows the classification, carrying value and maximum exposure to loss with respect to the Company’s unconsolidated VIEs (in thousands):

	June 30, 2021		December 31, 2020
	Carrying Value	Maximum Exposure to Loss	Carrying Value	Maximum Exposure to Loss
Total equity method investment	$4,363	$5,613	$8,582	$12,332
(9) Debt
Senior Credit Facility with LNV Corporation
On June 28, 2021, DLP IV entered into the third amended and restated senior credit facility with LNV Corporation (as amended and restated by the Fourth LNV Credit Facility (defined in Note 17) on September 7, 2021, the (“Third LNV Credit Facility”)), as lender, and CLMG Corp., as the administrative agent on behalf of the lenders under the agreement, which replaced the second amended and restated senior credit facility with LNV Corporation (“Second LNV Credit Facility”) dated November 1, 2019 that previously governed DLP IV’s senior credit facility. The Third LNV Credit Facility resulted in an additional advance of $52.5 million from LNV Corporation, which was subsequently repaid on August 11, 2021, using a portion of the advance received from the NF Credit Facility (as defined and discussed in Note 17).
Subject to available borrowing base capacity, additional advances are available under the Third LNV Credit Facility at the LIBOR rate described below. Such advances are available to pay the premiums and servicing costs of pledged life insurance policies as such amounts become due. Interest will accrue on amounts borrowed under the Third LNV Credit Facility at an annual interest rate, determined as of each date of borrowing or quarterly if there is no borrowing, equal to (a) the greater of 1.50% or 12-month LIBOR, plus (b) 7.50% per annum. The effective rate at June 30, 2021 was 9.00%. Interest payments are made on a quarterly basis.
Under the Third LNV Credit Facility, DLP IV has granted the administrative agent, for the benefit of the lenders under the agreement, a security interest in all of DLP IV’s assets. Obligations under the Third LNV Credit Facility are secured by a

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

security interest in DLP IV’s assets, for the benefit of the lenders, through an arrangement under which Wells Fargo Bank, N.A. serves as securities intermediary. The life insurance policies owned by DLP IV do not serve as direct collateral for the obligations of GWG Holdings under the L Bonds and Seller Trust L Bonds.
In conjunction with entering into the Second LNV Credit Facility, DLP IV pledged life insurance policies having an aggregate face value of approximately $298.3 million as additional collateral and received an advance of approximately $37.1 million (inclusive of certain fees and expenses incurred in connection with the negotiation and entry into the Second LNV Credit Facility). In conjunction with entering into the Third LNV Credit Facility, DLP V transferred life insurance policies having an aggregate face value of approximately $440.6 million to DLP IV, which were pledged as additional collateral to the Third LNV Credit Facility, and DLP IV received proceeds of approximately $51.2 million (net of certain fees and expenses incurred in connection with the negotiation and entry into the Third LNV Credit Facility). The Third LNV Credit Facility sets forth interest and other terms and covenants similar those included in the previous LNV Credit Facility. As of June 30, 2021, 100.0% of the total face value of the life insurance policies portfolio is pledged to LNV Corporation.
The LNV Credit Facility has certain financial and nonfinancial covenants. In addition, the LNV Credit Facility has certain reporting obligations that require DLP IV to deliver unaudited quarterly financial statements no later than forty-five days after the end of each of the first three fiscal quarters, and audited annual financial statements no later than ninety days after the end of each fiscal year. We were in compliance with these covenants at June 30, 2021, and continue to be as of the date of this filing.
The Third LNV Credit Facility makes available a total of up to $300.0 million in credit to DLP IV with a maturity date of September 27, 2029. The principal amount outstanding under this facility was $236.7 million and $202.6 million at June 30, 2021 and December 31, 2020, respectively. There were unamortized deferred financing costs of $9.5 million and $8.9 million as of June 30, 2021 and December 31, 2020, respectively. The difference between the amount outstanding and the carrying amount on our condensed consolidated balance sheets is due to netting of unamortized debt issuance costs.
L Bonds
GWG Holdings began publicly offering and selling L Bonds in January 2012, which have been sold under various registration statements since that time. On December 1, 2017, an additional public offering was declared effective permitting us to sell up to $1.0 billion in principal amount of L Bonds on a continuous basis until December 2020. We reached the maximum capacity on this offering during the third quarter of 2020.
On June 3, 2020, a registration statement relating to an additional public offering was declared effective permitting us to sell up to $2.0 billion in principal amount of L Bonds on a continuous basis through June 2023. These bonds contain the same terms and features as our previous offerings.
We are party to an indenture governing the L Bonds dated October 19, 2011, as amended (“Indenture”), under which GWG Holdings is obligor, GWG Life is guarantor, and Bank of Utah serves as indenture trustee. Effective December 31, 2019, we entered into Amendment No. 2 to the indenture, which primarily modified the calculation of the debt coverage ratio to allow the Company greater flexibility to finance and to anticipate the potential impacts of GWG Holdings’ relationship with Beneficient.
We were in compliance with the covenants of the indenture at June 30, 2021, and as of the date of this filing, and no Events of Default (as defined in the Amended and Restated Indenture) existed as of such dates.

GWG Holdings publicly offers and sells L Bonds under a registration statement declared effective by the SEC and have issued Seller Trust L Bonds under the L Bond Supplemental Indenture, as described below. We temporarily suspended the offering of GWG Holdings’ L Bonds, commencing April 16, 2021, as a result of our delay in filing certain periodic reports with the SEC, including this Quarterly Report on Form 10-Q. We anticipate recommencing the offering of GWG Holdings’ L Bonds when we regain compliance with SEC filing requirements.

The bonds have renewal features under which we may elect to permit their renewal, subject to the right of bondholders to elect to receive payment at maturity. Interest is payable monthly or annually depending on the election of the investor.
At both June 30, 2021 and December 31, 2020, the weighted-average interest rate of GWG Holdings’ L Bonds was 7.21%. The principal amount of L Bonds outstanding, including Liquidity Bonds discussed below, was $1.4 billion and $1.3 billion at June 30, 2021 and December 31, 2020, respectively. The difference between the amount of outstanding L Bonds and the

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

carrying amount on our condensed consolidated balance sheets is due to netting of unamortized deferred issuance costs, cash receipts for new issuances, and payments of redemptions in process. There were $8.3 million of redemptions in process and $18.0 million of subscriptions in process as of June 30, 2021 and December 31, 2020, respectively. Amortization of deferred issuance costs was $5.3 million and $4.2 million for the three months ended June 30, 2021 and 2020, respectively. Amortization of deferred issuance costs was $10.3 million and $8.1 million for the six months ended June 30, 2021 and 2020, respectively. Future expected amortization of deferred financing costs as of June 30, 2021 is $49.1 million in total over the next seven years.
Seller Trust L Bonds
On August 10, 2018, in connection with the initial transfer of the Exchange Transaction described in Note 1, GWG Holdings issued Seller Trust L Bonds in the amount of $366.9 million to the Seller Trusts. The maturity date of the Seller Trust L Bonds is August 9, 2023. The Seller Trust L Bonds bear interest at 7.50% per year. Interest is payable monthly in cash.
After December 28, 2020, the holders of the Seller Trust L Bonds have the right to cause GWG Holdings to repurchase, in whole but not in part, the Seller Trust L Bonds held by such holder. The repurchase may be paid, at the option of GWG Holdings, in the form of cash, and/or a pro rata portion of (i) the outstanding principal amount and accrued and unpaid interest under the Commercial Loan Agreement and (ii) Common Units, or a combination of cash and such property.
GWG Holdings’ L Bonds are offered and sold under a registration statement declared effective by the SEC, as described above, and GWG Holdings has issued Seller Trust L Bonds under the L Bond Supplemental Indenture.

As a result of the Collateral Swap on September 30, 2020, as discussed in Note 1, $94.8 million of Seller Trust L Bonds are now held by certain trusts within the ExAlt Trusts, and are eliminated in consolidation.

The principal amount of Seller Trust L Bonds outstanding reflected on the condensed consolidated balance sheets was $272.1 million at both June 30, 2021 and December 31, 2020.
Liquidity Bonds
On December 31, 2020, GWG Holdings, GWG Life, and Bank of Utah, as trustee (the “Trustee”), entered into a supplemental indenture, dated as of December 31, 2020 (the “Liquidity Bond Supplemental Indenture”), to that certain Amended and Restated Indenture, dated as of October 23, 2017 (as amended, the “Indenture”), among GWG Holdings, GWG Life and the Trustee, providing for the issuance from time to time of up to $1.0 billion in aggregate principal amount of two new series of L Bonds (the “Liquidity Bonds”). The Liquidity Bonds were offered and sold to accredited investors in transactions that are exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Regulation D under the Securities Act.
The Liquidity Bonds were issued as part of the Company’s strategy to expand its exposure to a portfolio of loans collateralized by cash flows from illiquid alternative assets; however, the Company has decided during the second quarter 2021 to cease the offering of these Liquidity Bonds at this time, but will consider replacing with other similar securities as needed to execute the Company’s strategy. Ben LP is now in the process of reevaluating its strategy and does not believe the decision to cease offering the Liquidity Bonds will have a significant impact on our future operating performance.
As of June 30, 2021 and December 31, 2020, there was $0.8 million and $0.5 million in principal and, as of both dates, $0.2 million of unamortized financing costs of Liquidity Bonds, respectively. The net of these amounts is presented on the condensed consolidated balance sheets in the L Bonds line item.

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Debt Due to Related Parties
As of June 30, 2021 and December 31, 2020, Beneficient had borrowings that consisted of the following (in thousands):

	June 30, 2021	December 31, 2020
First Lien Credit Agreement	$2,318	$2,288
Second Lien Credit Agreement	73,230	72,260
Other borrowings	2,675	2,628
Unamortized debt discounts	(975)	(916)
Total debt due to related parties	$77,248	$76,260
Beneficient First and Second Lien Credit Agreement
On May 15, 2020, Beneficient executed a Term Sheet with HCLP Nominees, L.L.C. (“HCLP” or the “Lender”) to amend its then senior credit agreement and subordinated credit agreement. The resulting Second Amended and Restated First Lien Credit Agreement and Second Amended and Restated Second Lien Credit Agreement (collectively, the “Ben Credit Agreements”) was executed on August 13, 2020, with terms and conditions substantially consistent with the Term Sheet, as further described below. The Ben Credit Agreements extended the maturity date of both loans to April 10, 2021, and increased the interest rate on each loan to 1-month LIBOR plus 8.0%, with a maximum interest rate of 9.5%. Through June 30, 2021, all principal and interest due under the Ben Credit Agreements have been paid.
On March 10, 2021, Beneficient Capital Company II, L.L.C. (formerly known as Beneficient Capital Company, L.L.C.) and Beneficient Company Holdings, L.P. (the “New Borrower”), both of which are subsidiaries of the Company, entered into Amendment No. 1 to the Second Amended and Restated Credit Agreement (the “First Lien Amendment”) and Amendment No. 1 to the Second Amended and Restated Second Lien Credit Agreement (the “Second Lien Amendment” and, together with the First Lien Amendment, the “Amendments”) with the Lender. The Amendments extend the scheduled maturity date under the Ben Credit Agreements from April 10, 2021 to May 30, 2022. The Amendments also provide that the New Borrower shall repay $5.0 million of the outstanding principal amount under the Ben Credit Agreements on each of September 10, 2021 (subsequently deferred as discussed below), December 10, 2021, and March 10, 2022. The Amendments also provide for an extension fee equal to 1.5% of the outstanding principal under the Ben Credit Agreements, which was added to the outstanding amount under the Ben Credit Agreements as provided for in the amendments. Through June 30, 2021, all principal and interest due have been paid. Finally, as also discussed in Note 17, effective July 15, 2021, Beneficient executed Consent and Amendment No. 3 to the Second Amended and Restated Credit Agreement and Amendment No. 2 to the Second Amended and Restated Subordinate Credit Agreement with its lender, which (i) deferred the payment of all accrued and unpaid interest until December 10, 2021, and (ii) deferred the installment payment of $5.0 million due on September 10, 2021, to December 10, 2021. Beneficient agreed to pay an amendment fee to the lender in an amount equal to 3% of the then outstanding principal and interest on December 10, 2021.
On June 28, 2021, Beneficient executed the Amendment No. 2 to the Second Amended and Restated Credit Agreement and Amendment No. 2 to the Second Amended and Restated Subordinate Credit Agreement with its lender. The amendments, among other things, eliminated the obligation of DLP V to assume the Ben Credit Agreements as provided for in the Ben Credit Agreements and waive the daily fee payable upon the Trigger as provided for in the Amendments.

In connection with the Ben Credit Agreements, (i) the Lender will be permitted to make capital contributions of up to $152.0 million in exchange for a Preferred Series A Subclass 1 Unit Account of BCH for an equal amount of cash for two years after the assumption of the loans; should the Lender elect to make such a capital contribution, GWG Holdings or one of its subsidiaries will be allowed to exchange an amount of Preferred C into Preferred Series A Subclass 1 Unit Accounts or contribute cash for Preferred Series A Subclass 1 Unit Accounts, in certain circumstances, in order to maintain its relative ownership percentage of the Preferred Series A Subclass 1 Unit Accounts; (ii) Beneficient Holdings, Inc. (“BHI”), which owns a majority of the Class S Ordinary Units, Preferred Series A Subclass 1 Unit Accounts, and FLP Subclass 1 Unit Accounts issued by BCH, will grant certain tax-related concessions related to the transaction to the Lender as may be mutually agreed upon between the parties, and (iii) in exchange for the tax-related concessions to be agreed between the parties, (a) 5% of BHI’s Preferred Series A Sub Class 1 Unit Account, which will be held by the Lender, may convert, upon delivery of notice by BHI or its designee, to a Preferred A.0 Unit Account of BCH, and (b) recipients of a grant of Preferred Series A Subclass 1 Unit Accounts from BHI will have the right to put an amount of Preferred Series A Subclass 1 Unit Accounts to Ben LP equal to any

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

associated tax liability stemming from any such grant; provided that the aggregated associated tax liability shall not relate to more than $30 million of grants of Preferred Series A Subclass 1 Unit Accounts from BHI; and provided, further, that such a put cannot be exercised prior to July 1, 2021. There has been no liability recorded for the put right as of June 30, 2021, as the transfer of Preferred Series A Subclass Unit Accounts has not occurred.

The Ben Credit Agreements and ancillary documents contain covenants that (i) prevent Beneficient from issuing any securities senior to the Preferred Series A Subclass 1 or Preferred A.0 Unit Accounts; (ii) prevent Beneficient from incurring additional debt or borrowings greater than $10.0 million, other than trade payables, while the loans are outstanding; (iii) prevent, without the written consent of the Lender, GWG Life Trust or DLP V from selling, transferring or otherwise disposing any of the life insurance policies held by GWG Life Trust as of May 15, 2020, except that life insurance policies may be sold, transferred, or otherwise disposed of, provided that concurrent with the assumption of the loans by DLP V, a prepayment of the loans would be required, if necessary, to maintain certain loan-to-value percentages, after giving effect to such sale, transfer or disposal; and (iv) prevent, without the written consent of the Lender, GWG Holdings from selling, transferring, or otherwise disposing of any Preferred Series A Subclass 1 Unit Accounts held as of May 15, 2020, other than to DLP V. These covenants are materially similar to the terms under the Third Amended and Restated First Lien Credit Agreement once assumed by DLP V. As of June 30, 2021, Beneficient was in compliance with all covenants.
These loans are not currently guaranteed by GWG.
Beneficient’s Second Lien Credit Agreement was originally issued to BHI, a Ben Founder Affiliate. “Ben Founder Affiliates” are defined as certain trusts and those entities held by such trusts that are controlled by Ben Founder. During 2019, the Second Lien Credit Agreement was contributed to HCLP and thus, all existing senior loan obligations are held by HCLP as of June 30, 2021 and December 31, 2020.
HCLP is indirectly associated with Ben Founder. Further, an indirect parent entity of HCLP had loans outstanding to Ben Founder Affiliates as of December 31, 2020.
Beneficient's other borrowings as detailed in the table above mature in 2024 and 2025.
(10) Stockholders’ Equity
GWG Holdings Equity
Common Stock
In September 2014, GWG Holdings consummated an initial public offering of its common stock resulting in the sale of 800,000 shares of common stock at $12.50 per share, and net proceeds of approximately $8.6 million after the payment of underwriting commissions, discounts and expense reimbursements. In connection with this offering, the common stock of GWG Holdings was listed on the Nasdaq Capital Market under the ticker symbol “GWGH.”
The 2018 transactions between GWG Holdings, GWG Life, Beneficient and the Seller Trusts described in Note 1 ultimately resulted in the issuance of 27,013,516 shares of GWG Holdings’ common stock to the Seller Trusts in exchange for Common Units. The shares were offered and sold in reliance upon the exemption from registration provided by Section 4(a)(2) under the Securities Act of 1933, as amended. Also, the Purchase and Contribution Agreement described in Note 1 ultimately resulted in the sale of 2,500,000 shares of GWG Holdings common stock to BCC, and the contribution of 1,452,155 shares of GWG Holdings common stock to AltiVerse.
Pursuant to the Exchange Agreement described in Note 1, commencing on December 31, 2019, holders of Common Units have the right to exchange their Common Units for common stock of GWG Holdings. The exchange ratio in the Exchange Agreement is based on the ratio of the capital account associated with the Common Units to be exchanged to the market price of the common stock of GWG Holdings based on the volume weighted average price of GWG Holdings’ common stock for the five consecutive trading days prior to the quarterly exchange date. No Common Units have been exchanged for common stock of GWG Holdings through June 30, 2021.

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Redeemable Preferred Stock
On November 30, 2015, GWG Holdings’ public offering of up to 100,000 shares of RPS at $1,000 per share was declared effective. Holders of RPS are entitled to cumulative dividends at the rate of 7% per annum, paid monthly. Dividends on the RPS are recorded as a reduction to additional paid-in capital, if any, then to the outstanding balance of the preferred stock if additional paid-in capital has been exhausted. Under certain circumstances described in the Certificate of Designation for the RPS, additional shares of RPS may be issued in lieu of cash dividends.
The RPS ranks senior to GWG Holdings’ common stock and pari passu with GWG Holdings’ RPS 2 (see further details in the section below) and entitles its holders to a liquidation preference equal to the stated value per share (i.e., $1,000) plus accrued but unpaid dividends. Holders of RPS may presently convert their RPS into GWG Holdings’ common stock at a conversion price equal to the volume-weighted average price of GWG Holdings’ common stock for the 20 trading days immediately prior to the date of conversion, subject to a minimum conversion price of $15.00 and in an aggregate amount limited to 15% of the stated value of RPS originally purchased from us and still held by such purchaser.
Holders of RPS may request that we redeem their RPS at a price equal to their stated value plus accrued but unpaid dividends, less an applicable redemption fee, if any, as specified in the Certificate of Designation. Nevertheless, the Certificate of Designation for RPS permits us in our sole discretion to grant or decline redemption requests. Subject to certain restrictions and conditions, we may also redeem shares of RPS without a redemption fee upon a holder’s death, total disability or bankruptcy. In addition, after one year from the date of original issuance, we may, at our option, call and redeem shares of RPS at a price equal to their liquidation preference.
In March 2017, we closed the RPS offering to additional investors having sold 99,127 shares of RPS for an aggregate gross consideration of $99.1 million and incurred approximately $7.0 million of related selling costs.
At the time of its issuance, we determined that the RPS contained two embedded features: (1) optional redemption by the holder, and (2) optional conversion by the holder. We determined that each of the embedded features met the definition of a derivative; however, based on our assessment under ASC 470, Debt, (“ASC 470”) and ASC 815, Derivatives and Hedging, (“ASC 815”), we do not believe bifurcation of either the holder’s redemption or conversion feature is appropriate.
Series 2 Redeemable Preferred Stock
On February 14, 2017, GWG Holdings’ public offering of up to 150,000 shares of RPS 2 at $1,000 per share was declared effective. The terms of the RPS 2 are largely consistent with those of the RPS, other than the conversion and redemption features discussed below.
Holders of RPS 2 may, less an applicable conversion discount, if any, convert their RPS 2 into GWG Holdings’ common stock at a conversion price equal to the volume-weighted average price of GWG Holdings’ common stock for the 20 trading days immediately prior to the date of conversion, subject to a minimum conversion price of $12.75 and in an aggregate amount limited to 10% of the stated value of RPS 2 originally purchased from us and still held by such purchaser. We may, at our option, call and redeem shares of RPS 2 at a price equal to their liquidation preference (subject to a minimum redemption price, in the event of redemptions occurring less than one year after issuance, of 107% of the stated value of the shares being redeemed).
In April 2018, we closed the RPS 2 offering to additional investors having sold 149,979 shares of RPS 2 for an aggregate gross consideration of $150.0 million and incurred approximately $10.3 million of related selling costs.
The RPS 2 was determined to have the same two embedded features discussed in the RPS section above (optional redemption by the holder and optional conversion by the holder). We do not believe bifurcation of either the holder’s redemption or conversion feature is appropriate.

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Beneficient Equity
As of June 30, 2021, Ben LP has issued Common Units and BCH, a consolidated subsidiary of Ben LP, has issued general partnership Class A Units (Subclass A-1 and A-2), Class S Ordinary Units, Class S Preferred Units, FLP Units (Subclass 1 and Subclass 2), Preferred Series A Subclass 1 Unit Accounts, Preferred Series A Subclass 2 Unit Accounts, and Preferred Series C Subclass 1 Unit Accounts. The Preferred Series A Subclass 0 Unit Accounts were created under the 5th Amended and Restated LPA while the Preferred Series C Subclass 0 Unit Accounts were created under the 6th Amended and Restated LPA; however, neither security has been issued as of June 30, 2021. The 6th Amended and Restated LPA of BCH governs the terms of these equity securities.
Common Units
As of both June 30, 2021 and December 31, 2020, Ben LP has a total of 48,205,756 Common Units issued and outstanding, respectively. As of both June 30, 2021 and December 31, 2020, GWG Holdings owns 46,887,915 Common Units, respectively, which are eliminated in consolidation. The remaining issued and outstanding Common Units are recorded in the condensed consolidated balance sheet in the noncontrolling interests line item.
Preferred Series A Subclass 0 (Noncontrolling Interests)
On July 15, 2020, BCH amended its limited partnership agreement in a 5th Amended and Restated LPA, which created a new subclass of Preferred Series A Unit Accounts, the Preferred A.0.
As a subclass of the Preferred Series A Unit Accounts, the Preferred A.0 receives the same preferred return on a quarterly basis as the other Preferred Series A subclasses. However, the Preferred A.0 is senior to all other classes of preferred equity, including the other subclasses of Preferred Series A in terms of allocations of profits, distributions, and liquidation. The Preferred A.0 can be converted into Class S Units at the election of the holder, at a price equal to (x) prior to the initial public listing, the per Common Unit fair market value as determined by the general Partner and (y) following the initial public listing, the lesser of (i) $10 and (ii) if the Common Units are listed on a national securities exchange, the volume-weighted average closing price of a Common Unit as reported on the exchange on which the Common Units are traded for the twenty (20) days immediately prior to the applicable exchange date, or if the Common Units are not listed on a national securities exchange, then the volume-weighted average closing price of a security traded on a national securities exchange or quoted in an automated quotation system into which the Common Units are convertible or exchangeable for the twenty (20) days immediately prior to the applicable exchange date.
The Preferred A.0 Unit Accounts have not been issued as of June 30, 2021.
Preferred Series A Subclass 1 (Redeemable Noncontrolling Interest)
BCH, a consolidated subsidiary of Ben LP, has non-unitized equity outstanding. The Preferred Series A Subclass 1 Unit Accounts are non-participating and convertible on a dollar basis.
In 2019, Preferred Series A Subclass 1 Unit Account holders signed an agreement to forbear the right to receive an annualized preferred return in excess of a rate determined materially consistent with the methodology below until, initially, the earlier of December 31, 2019 or three months following the issuance of the limited trust association charter by the Texas Department of Banking. The charter from the Texas Department of Banking was not issued as of December 31, 2019. The forbearance agreement was extended through June 30, 2021.

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

The income allocation methodology under this forbearance agreement was as follows:
•First, Ben, as the sole holder of Class A Units issued by BCH is allocated income from BCH to cover the expenses incurred solely by Ben;
•Second, the remaining income at BCH is allocated 50% to the aggregate of Class A Units and Class S Ordinary Units and 50% to Preferred Series A Subclass 1 Unit Accounts, until the Common Units issued by Ben LP receive a 1% annualized return on the Common Unit account balance;
•Third, after the 1% annualized return to the Common Unit issued by Ben LP is achieved, additional income is allocated to the Preferred Series A until the Preferred Series A is allocated the amount required under the LPA, (as amended); and
•Finally, any remaining income is allocated under the terms of the current LPA (pro-rata between the Class A Units and Class S Ordinary Units).
If and when the forbearance agreement expires, account holders will be entitled to a compounded quarterly preferred return. The preferred return to be paid to Preferred Series A Unitholders is limited by a quarterly preferred return rate cap that is based on the annualized revenues of BCH. Annualized revenues are defined as four times the sum of total quarterly interest, fee and dividend income plus total noninterest revenues. This quarterly rate cap is defined as follows:
•0.25% if annualized revenues are $80 million or less;
•0.50% if annualized revenues are greater than $80 million but equal to or less than $105 million;
•0.75% if annualized revenues are greater than $105 million but equal to or less than $125 million;
•1.00% if annualized revenues are greater than $125 million but equal to or less than $135 million;
•1.25% if annualized revenues are greater than $135 million but equal to or less than $140 million; and
•If over $140 million, the preferred return calculation is based on a fraction (i) the numerator of which is (A) the positive percentage rate change, if any, to the seasonally adjusted CPI-U covering the period from the date of the last allocation of profits to such holders, plus (B) (x) 2% prior to an Initial Public Offering (as defined in the BCH LPA) by Ben LP and (y) 3% thereafter, and (ii) the denominator of which is one minus the highest effective marginal combined U.S. federal, state and local income tax rate in effect as of the beginning of the fiscal quarter for which such determination is being made for an individual resident in New York City, New York, assuming (1) that the aggregate gross income allocable with respect to the quarterly preferred return for such fiscal year will consist of the same relative proportion of each type or character (e.g., long term or short term capital gain or ordinary or exempt income) of gross income item included in the aggregate gross income actually allocated in respect of the quarterly preferred return for the fiscal year reflected in the BCH’s most recently filed Internal Revenue Service Form 1065 and (2) any state and local income taxes are not deductible against U.S. federal income tax.
The definition of Initial Public Offering includes an event, transaction or agreement pursuant to which the Common Units are convertible or exchangeable into equity securities listed on a national securities exchange or quotation in an automated quotation system.
No amounts have been paid to the Preferred Series A Subclass 1 Unit Account holders related to the preferred return from inception through June 30, 2021, and any amounts earned have been accrued and are included in the balance of redeemable noncontrolling interests line item of the condensed consolidated balance sheets. Certain Preferred Series A Subclass 1 Unit Account holders agreed to be specially allocated any income or losses associated with the Beneficient Management Partners, L.P. Equity Incentive Plan and certain other costs.
Upon election by a holder, the Preferred Series A Unit Accounts (other than Preferred Series A Subclass 2 Unit Accounts) are, at any time on or after January 1, 2021, convertible in an amount of Preferred Series A Unit Accounts (other than Preferred Series A Subclass 2 Unit Accounts), equal to 20% of their Sub-Capital Accounts into Class S Ordinary Units (with the right to convert any unconverted amount from previous years in any subsequent years). Upon an election, a holder of Preferred Series A Subclass 1 Unit Accounts will be issued Class S Ordinary Units necessary to provide the holder with a number of Class S Ordinary Units that, in the aggregate, equal (a) the balance of the holder’s capital account associated with the Preferred Series A Subclass 1 Unit Accounts being converted divided by (b) either (x) prior to an initial public offering, the appraised per Class A Unit fair market value as determined by Beneficient or (y) following an initial public offering, the average price of a Common Unit for the thirty (30) day period ended immediately prior to the applicable conversion date. The holder of such newly issued

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Class S Ordinary Units may immediately convert them into Common Units. Additionally, effective December 31, 2030, if the Preferred Series A Subclass 1 Unit Accounts have not been converted, they will redeem for cash in an amount equal to the then outstanding capital account balance of the accounts. If available redeeming cash (as defined in the LPA) is insufficient to satisfy any such redemption requirements, BCH, on a quarterly basis, will redeem additional Preferred Series A Units until all such Preferred Series A Units have been redeemed. The Preferred Series A Subclass 1 Unit Accounts are subject to certain other conversion and redemption provisions.
The current LPA of BCH also includes certain limitations of BCH, without the consent of a majority-in-interest of the Preferred Series A Unit Account holders, to (i) issue any new equity securities and (ii) except as otherwise provided, incur indebtedness that is senior to or pari passu with any right of distribution, redemption, repayment, repurchase or other payments relating to the Preferred Series A Unit accounts. Further, BCH cannot, prior to the conversion of all the Preferred Series A Unit accounts, incur any additional long-term debt unless (i) after giving effect to the incurrence of the new long-term debt on a pro forma basis, the sum of certain preferred stock, existing debt and any new long-term indebtedness would not exceed 55% of BCH’s net asset value (“NAV”) plus cash on hand, and (ii) at the time of incurrence of any new long-term indebtedness, the aggregate balance of BCH’s (including controlled subsidiaries) debt plus such new long-term debt does not exceed 40% of the sum of the NAV of the interests in alternative assets supporting the Collateral underlying the loan portfolio of BCH and its subsidiaries plus cash on hand at Ben LP, BCH and its subsidiaries.
The Preferred Series A Subclass 1 Unit Accounts are recorded in the condensed consolidated balance sheet in the redeemable noncontrolling interest line item.
Preferred Series C Subclass 0 Unit Accounts
The 6th Amended and Restated LPA allowed for the issuance of Preferred Series C Subclass 0 Unit Accounts. The Preferred Series C Subclass 0 Unit Accounts are non-participating and convertible on a basis consistent with the UPA discussed in Note 1. Account holders are entitled to a compounded quarterly preferred return based on a fraction, the numerator of which is (a) the sum of an inflation adjustment amount, plus (1) 0.5% prior to the initial public listing and (2) 0.75% following the initial public listing, and the denominator of which is (b) 1 minus the means of the highest effective marginal combined U.S. federal, state and local income tax rate (including the rate of taxes under Section 1411 of the Code) for a Fiscal Year prescribed for an individual resident in New York, New York (taking into account (a) the nondeductibility of expenses subject to the limitations described in Sections 67 and 68 of the Code, (b) the character (e.g., long-term or short-term capital gain or ordinary or exempt income) of the applicable income, but not taking into account the deductibility of state and local income taxes for U.S. federal income tax purposes), based on the Partnership’s most recently filed IRS form 1065, and (c) multiplied by 80%.
The Preferred Series C Subclass 0 Unit Accounts are senior to all other classes of preferred equity other than the Preferred Series A Subclass 0 Unit Accounts in terms of allocations of profits, distributions, and liquidation.
The only conversion, redemption, or exchange rights available to the Preferred Series C Subclass 0 Unit Accounts are those rights afforded in accordance with the UPA, described in Note 1, or such similar agreement.
While any amount of Preferred Series C (Subclass 0 or 1) Unit Accounts is outstanding, BCH cannot make any distributions, other than tax distributions and redemptions, distributions upon a liquidation of BCH, and distributions of net consideration received from a sale of BCH, without the prior consent of a majority in interest of the holders of the Preferred Series C (Subclass 0 or 1) Unit Accounts.
The Preferred Series C Subclass 0 Unit Accounts have not been issued as of June 30, 2021.
Preferred Series C Subclass 1 Unit Accounts
The 5th Amended and Restated LPA also created a new class of preferred equity, the Preferred Series C Subclass 1 Unit Accounts. The Preferred Series C Subclass 1 Unit Accounts are non-participating and convertible on a basis consistent with the UPA discussed in Note 1. Account holders are entitled to a compounded quarterly preferred return based on a fraction, the numerator of which is (a) the sum of an inflation adjustment amount, plus (1) 0.5% prior to the initial public listing and (2) 0.75% following the initial public listing, and the denominator of which is (b) 1 minus the means of the highest effective marginal combined U.S. federal, state and local income tax rate (including the rate of taxes under Section 1411 of the Code) for a Fiscal Year prescribed for an individual resident in New York, New York (taking into account (a) the nondeductibility of

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

expenses subject to the limitations described in Sections 67 and 68 of the Code and (b) the character (e.g., long-term or short-term capital gain or ordinary or exempt income) of the applicable income, but not taking into account the deductibility of state and local income taxes for U.S. federal income tax purposes), based on the Partnership’s most recently filed IRS form 1065.
BCH calculates two Preferred Series C Subclass 1 Unit Accounts capital accounts: the Liquidation Capital Account and the Conversion Capital Account. In calculating the Conversion Capital Account, the Preferred Series C Subclass 1 Unit Accounts are allocated profits and losses junior to the Preferred Series A Unit Accounts. In calculating the Liquidation Capital Account, the Preferred Series C Subclass 1 Unit Accounts are allocated profits and losses pari passu with the Preferred Series A Unit Accounts.
Following the exchange of any Preferred Series C Subclass 1 Unit Accounts into Common Units under the UPA described in Note 1, the excess of the profits and losses allocated to the Preferred Series C Subclass 1 Unit Accounts under the Liquidation Capital Account will be deemed the “Excess Amount.” This Excess Amount will be specially allocated at each tax period in accordance with the principals of Treasury Regulation Section 1.704-1(b)(4)(x), to the Preferred Series A Subclass 1 Units Accounts, prior to any amount of profit, income or gain being allocated to any other class of units (other than the Preferred A.0) or limited partners until such special allocations equal, in the aggregate, such Excess Amount.
The only conversion, redemption, or exchange rights available to the Preferred Series C Subclass 1 Unit Accounts are those rights afforded in accordance with the UPA, described in Note 1, or such similar agreement.
While any amount of Preferred Series C (Subclass 0 or 1) Unit Accounts is outstanding, BCH cannot make any distributions, other than tax distributions and redemptions, distributions upon a liquidation of BCH, and distributions of net consideration received from a sale of BCH, without the prior consent of a majority in interest of the holders of the Preferred Series C (Subclass 0 or 1) Unit Accounts.
As of June 30, 2021 and December 31, 2020, the aggregate carrying value of GWG Holdings’ investments in Preferred Series C Subclass 1 Unit Accounts was $210.6 million and $195.6 million, respectively. The Preferred Series C Subclass 1 Unit Accounts are eliminated upon consolidation.
Class S Ordinary Units
As of both June 30, 2021 and December 31, 2020, BCH, a consolidated subsidiary of Ben LP, had issued and outstanding 5.8 million Class S Ordinary Units, respectively. The Class S Ordinary Units participate on an as-converted basis pro-rata in the share of the profits or losses of BCH and subsidiaries following all other allocations made by BCH and its subsidiaries. As limited partner interests, these units have limited voting rights and do not entitle participation in the management of BCH’s business and affairs. The Class S Ordinary Units are exchangeable for Common Units on a one-for-one basis, subject to customary conversion rate adjustments for splits, distributions and reclassifications, as well as compliance with any applicable vesting and transfer restrictions. Each conversion also results in the issuance to Ben LP of a Class A Unit of BCH for each Common Unit issued.
The Class S Ordinary Units are recorded in the condensed consolidated balance sheet in the noncontrolling interests line item.
Class S Preferred Units
The limited partnership agreement of BCH allows it to issue Class S Preferred Units. The Class S Preferred Units are entitled to a quarterly preferred return that is limited by the quarterly preferred return rate cap described above for Preferred Series A Subclass 1 except for when annualized revenues exceed $140 million, the Class S Preferred return is based on a fraction (i) the numerator of which is (A) the positive percentage rate change, if any, to the seasonally adjusted CPI-U covering the period from the date of the last allocation of profits to such holders, plus (B) 0.75 percent, and (ii) the denominator of which is one minus the highest effective marginal combined U.S. federal, state and local income tax rate in effect as of the beginning of the fiscal quarter for which such determination is being made for an individual resident in New York City, New York, assuming (1) that the aggregate gross income allocable with respect to the quarterly preferred return for such fiscal year will consist of the same relative proportion of each type or character (e.g., long term or short term capital gain or ordinary or exempt income) of gross income item included in the aggregate gross income actually allocated in respect of the quarterly preferred return for the fiscal year reflected in the Ben Group Partnership’s most recently filed IRS Form 1065 and (2) any state and local income taxes are not deductible against U.S. federal income tax. The Class S Preferred Units also participate on an as-converted basis pro-

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

rata in the share of the profits or losses of BCH and subsidiaries following all other allocations made by BCH and its subsidiaries. As limited partner interests, these units are generally non-voting and do not entitle participation in the management of BCH’s business and affairs. Generally, the Class S Preferred Units are exchangeable for Common Units in Ben LP on a 1.2-for-1 basis, subject to customary conversion rate adjustments for splits, distributions and reclassifications, as well as compliance with any applicable vesting and transfer restrictions. Each conversion also results in the issuance to Ben LP of a Class A Unit for each Common Unit issued. Holders of Class S Preferred Units may elect to convert into Class S Ordinary Units in connection with a sale or dissolution of BCH.
As of June 30, 2021, a nominal number of shares of Class S Preferred Units have been issued. No amounts have been paid to the Class S Preferred Unit holders related to the preferred return from issuance through June 30, 2021, and any amounts earned have been accrued and are included in the balance of Class S Preferred Units presented on the condensed consolidated balance sheet in the noncontrolling interests line item.
Beneficiaries of the ExAlt Trusts

The ultimate beneficiary of the ExAlt Trusts is an unrelated third party charity (the “Charitable Beneficiary”) that is entitled to i) approximately 5% of any amounts paid to Beneficient as payment on amounts due under each ExAlt Loan, ii) approximately 10% of the amount of excess cash Collateral, if any, following the full repayment of an ExAlt Loan; and (iii) all amounts accrued and held at the ExAlt Trusts once all amounts due to Beneficient under the ExAlt Loans and any fees related to Beneficient’s services to the ExAlt Trusts are repaid. The Charitable Beneficiary’s account balances with respect to its interest in such ExAlt Trusts cannot be reduced to below zero. Any losses allocable to the Charitable Beneficiary in excess of its account balances are reclassified at each period end to the trusts deficit account, which is included as part of noncontrolling interest. Additional ExAlt Trusts are created with each new liquidity transaction with customers. These new ExAlt Trusts, which are consolidated by Beneficient, result in the recognition of additional noncontrolling interest representing the interests in these new ExAlt Trusts held by the Charitable Beneficiary. For the three and six months ended June 30, 2021, nil and $0.4 million, respectively, of such noncontrolling interest was created, compared to nil for both the three and six months ended June 30, 2020.
The interest of the Charitable Beneficiary, including the associated trust deficit (as applicable), in the ExAlt Trusts is recorded on the consolidated balance sheets in the noncontrolling interests line item.
(11) Equity-Based Compensation
As of June 30, 2021 and December 31, 2020, the Company has outstanding equity-based awards under the GWG Holdings 2013 Stock Incentive Plan, the Beneficient Management Partners, L.P. (“BMP”) Equity Incentive Plan (the “BMP Equity Incentive Plan”, the Ben Equity Incentive Plan (as defined below), and Preferred Series A Subclass 1 Unit Accounts, as more fully described in the sections below. The holders of certain of the units issued under the BMP Equity Incentive Plan and the Ben Equity Incentive Plan, upon vesting, have the right to convert the units to shares of GWG Holdings common stock per the Exchange Agreement discussed in Note 1. As such, units vested and issued under Beneficient’s equity incentive plans may result in dilution of the common stock of GWG Holdings.
2013 Stock Incentive Plan
GWG Holdings adopted the 2013 Stock Incentive Plan in March 2013, as amended on June 1, 2015, May 5, 2017 and May 8, 2018. Participants under the plan may be granted incentive stock options and non-statutory stock options; stock appreciation rights; stock awards; restricted stock; restricted stock units; and performance shares. Eligible participants include officers and employees of GWG Holdings and its subsidiaries, members of GWG Holdings’ Board of Directors, and consultants. Option awards generally expire 10 years from the date of grant. As of June 30, 2021, the Company has granted stock options, stock appreciation rights (“SAR”), and restricted stock units (“RSU”) under this plan.
Upon the exercise of SARs, the Company is obligated to make cash payments equal to the positive difference between the market value of GWG Holdings’ common stock on the date of exercise less the market value of the common stock on the date of grant. The liability for the SARs as of both June 30, 2021 and December 31, 2020 was $0.7 million, and was recorded within accounts payable and accrued expenses in the condensed consolidated balance sheets.

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

A RSU entitles the holder thereof to receive one share of GWG Holdings’ common stock (or, in some circumstances, the cash value thereof) upon vesting. RSUs are subject to forfeiture until they vest. During the six months ended June 30, 2021, none of the RSUs held by employees and directors vested.

BMP Equity Incentive Plan
The Board of Directors of Beneficient Management, Ben LP’s general partner, adopted the BMP Equity Incentive Plan in 2019. Under the BMP Equity Incentive Plan, certain directors and employees of Beneficient are eligible to receive equity units in BMP, an entity affiliated with the board of directors of Beneficient Management, in return for their services to Ben. The BMP equity units eligible to be awarded to employees are comprised of BMP’s Class A Units and/or BMP’s Class B Units (collectively, the “BMP Equity Units”). All awards are classified in equity upon issuance.
Awards will generally be subject to service-based vesting over a four-year period from the recipient’s date of hire, though some awards fully vest upon grant date. Expense associated with the vesting of these awards is based on the fair value of the BMP Equity Units on the date of grant. Expense recognized for these awards is specially allocated to certain holders of redeemable noncontrolling interests. While providing services to Beneficient, if applicable, certain of these awards are subject to minimum retained ownership rules requiring the award recipient to continuously hold BMP Equity Units equivalents equal to at least 25% of their cumulatively granted awards that have the minimum retained ownership requirement. The awards are generally non-transferable. Awards under the BMP Equity Incentive Plan that vest ultimately dilute holders of Common Units.
As BMP’s equity is not publicly traded, the fair value of the BMP Equity Units is determined on each grant date using a probability-weighted discounted cash flow analysis. This fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy. The resultant probability-weighted cash flows are then discounted using a rate that reflects the uncertainty surrounding the expected outcomes, which the Company believes is appropriate and representative of a market participant assumption.
Ben Equity Incentive Plan
The Board of Directors of Beneficient Management adopted the Ben Equity Incentive Plan in September 2018 (the “Ben Equity Incentive Plan”). Under the Ben Equity Incentive Plan, Ben LP is permitted to grant equity awards, in the form of restricted equity units (“REUs”), among others, representing ownership interests in Common Units. Settled awards under the Ben Equity Incentive Plan dilute holders of Common Units. The total number of Common Units that may be issued under the Ben Equity Incentive Plan is equivalent to 15% of the number of fully diluted Common Units outstanding, subject to annual adjustment. All awards are classified in equity upon issuance.
All REUs are subject to two performance conditions, both of which were met during 2019. Additionally, if a change-of-control event occurs prior to July 1, 2021, then all units, vested and unvested, will settle within 60 days. Any transaction whereby GWG Holdings obtains the right to appoint a majority of the members of Beneficient Management’s Board of Directors is expressly excluded from the definition of change-of-control for the REUs.
Awards will generally be subject to service-based vesting over a multi-year period from the recipient’s date of hire, though some awards fully vest upon grant date. While providing services to Beneficient, if applicable, certain of these awards are subject to minimum retained ownership rules requiring the award recipient to continuously hold Common Unit equivalents equal to at least 15% of their cumulatively granted awards that have the minimum retained ownership requirement.
The holders of certain of the units issued under the BMP Equity Incentive Plan and the Ben Equity Incentive Plan, upon vesting, have the right to convert the units to shares of GWG Holdings common stock per the Exchange Agreement discussed in Note 1. As such, units vested and issued under Beneficient’s equity incentive plans may result in dilution of the common stock of GWG Holdings.
As Ben LP’s equity is not publicly traded, the fair value for substantially all of the REUs granted in 2020 was estimated by using the valuation techniques consistent with those utilized to determine the acquisition date equity values arising from GWG Holdings obtaining a controlling financial interest in Beneficient. These valuation techniques relied upon the OPM Backsolve approach under the market method as more fully described in the 2020 Form 10-K. For the REUs granted in the latter portion of 2020 and through June 30, 2021, we utilized valuation techniques consisting of the income approach and market approach.

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

During third quarter 2020, 515,000 units were granted to a senior partner director subject to a performance condition. The performance condition has not been met as of June 30, 2021. As the performance condition of the grant is based on a liquidity event, recognition of the related compensation cost is deferred until the condition has been met. Total unrecognized compensation cost related to this award is approximately $6.4 million as of June 30, 2021.
Preferred Equity
On April 25, 2019, Preferred Series A Subclass 1 Unit Accounts in BCH, a subsidiary of Ben LP, were assigned to three directors, with each having a capital account balance of $4.0 million, subject to a performance condition, in return for each of the directors providing to BCH their knowledge and abilities in helping with the formation of and capital raising for the Company. BHI, a Ben Founder Affiliate, assigned the Preferred Series A Subclass 1 Unit Accounts it holds in BCH to the directors for those individuals providing services to BCH. Accounting for services provided to the Company but paid by a principal shareholder follows the substance of the transaction and is therefore accounted for similar to a share-based payment in exchange for services rendered. The awards vest upon grant, subject to a performance condition whereby each of the directors must be a board member at the time that a certain level of additional capital is raised. The fair value of the awards at the grant date was estimated at $12.0 million in aggregate.
During the fourth quarter of 2019, $4.0 million of the capital account balance was forfeited back to the Company and reverted to BHI upon the departure of a certain director. The performance condition was met during the fourth quarter of 2020 and expense of $11.4 million was recognized and specially allocated to certain Preferred Series A Subclass 1 Unit Account holders on a pro-rata basis based on their capital account balance. The expense recognized upon vesting is reflective of the value calculated after the determination of overall enterprise value in connection with the change of control event discussed in the 2020 Form 10-K.
The following table summarizes the award activity, in number of units, for each plan during the six months ended June 30, 2021:

	Balance at December 31, 2020	Granted	Vested	Exercised	Forfeited/Cancelled	Balance at June 30, 2021
Vested
Stock Options	629,530	—	9,750	(1,666)	(2,334)	635,280
SAR	293,455	13,350	25,741	—	—	332,546
RSU	—	—	—	—	—	—
BMP Equity Units	11,144,016	21,096	447,328	—	(321,986)	11,290,454
REUs	5,078,796	21,096	365,481	—	(208,816)	5,256,557
Unvested
Stock Options	65,587	—	(9,750)	—	—	55,837
SAR	242,202	94,575	(25,741)	—	—	311,036
RSU	129,717	3,189	—	—	(3,189)	129,717
BMP Equity Units	2,230,097	84,384	(447,328)	—	(80,469)	1,786,684
REUs	2,268,574	84,384	(365,481)	—	(53,264)	1,934,213
Total
Stock Options	695,117	—	—	(1,666)	(2,334)	691,117
SAR	535,657	107,925	—	—	—	643,582
RSU	129,717	3,189	—	—	(3,189)	129,717
BMP Equity Units	13,374,113	105,480	—	—	(402,455)	13,077,138
REUs	7,347,370	105,480	—	—	(262,080)	7,190,770

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

The following table presents the components of equity-based compensation expense recognized in the condensed consolidated statement of operations (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Stock options	$36	$38	$76	$86
Stock appreciation rights	89	(316)	158	(111)
Restricted stock units	—	(299)	31	(38)
BMP equity units	1,864	2,172	3,969	39,124
REUs	1,905	2,017	5,012	33,999
Total equity-based compensation	$3,894	$3,612	$9,246	$73,060
Unrecognized equity-based compensation expense, excluding the expense related to the performance award discussed above, totaled approximately $28.7 million as of June 30, 2021. We currently expect to recognize equity-based compensation expense of $9.3 million during the remainder of 2021, and the remainder thereafter based on scheduled vesting of awards outstanding as of June 30, 2021.
The following table presents the equity-based compensation expense expected to be recognized over the next five years based on scheduled vesting of awards outstanding, excluding the award subject to the performance condition discussed above, as of June 30, 2021 (in thousands):

	Stock Options	SAR	REUs	BMP Equity Units	Total
Six months ending 2021	$31	$962	$4,246	$4,068	$9,307
2022	19	296	5,657	5,682	11,654
2023	—	195	3,142	2,728	6,065
2024	—	35	823	724	1,582
2025	—	—	31	49	80
2026	—	—	—	—	—
Total	$50	$1,488	$13,899	$13,251	$28,688

(12) Income Taxes
The Company’s income tax provision reflects the activity of GWG Holdings and its subsidiaries, Beneficient Corporate Holdings, LLC and Ben Markets Corporate Holdings, LLC. GWG Holdings and its subsidiaries files a separate tax return from the aforementioned Beneficient entities, but the tax provision information below as of and for the six months ended June 30, 2021 is disclosed on a consolidated basis for financial reporting purposes under applicable GAAP.
The Company applies an estimated annual effective rate to interim period pre-tax income to calculate the income tax provision for the quarter in accordance with the principal method prescribed by the accounting guidance established for computing income taxes in interim periods.
The Company’s effective tax rate was 0.34% for the six months ended June 30, 2021. The income tax benefit for the three and six months ended June 30, 2021 was $0.2 million and $0.5 million, respectively, compared to $2.0 million and $18.2 million for the three and six months ended June 30, 2020, respectively. The effective tax rate differs from the statutory U.S. federal income tax rate of 21% primarily due to valuation allowances recorded on the current year losses, offset by a current state tax expense. The income tax benefit for the three and six months ended June 30, 2021 reflects adjustments to the deferred tax liability for specific expense allocations to the holders of the Preferred Series A Subclass 1 Unit Accounts and deferred federal income tax benefit related to Beneficient’s losses, offset by current state tax expense of GWG Holdings.
The Company currently records a valuation allowance against its deferred tax assets that cannot be realized solely by the future reversal of existing temporary differences. Due to the uncertain timing of the reversal of certain of these taxable temporary differences due to the constraint described below, they cannot be considered as a source of future taxable income for purposes

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

of determining a valuation allowance; therefore, the vast majority of the existing deferred tax liability cannot be utilized in determining the realizability of the deferred tax assets. Due to a prior deemed ownership change, net operating loss carryforwards are subject to Section 382 of the Internal Revenue Code.
The Company determined it cannot utilize the reversal of a taxable temporary difference related to GWG Life’s ownership in the Preferred Series A Subclass 1 Unit Accounts described in Note 1, until such time as the preferred equity is no longer constrained, as a source of income to realize existing deferred tax assets related to the net operating loss and Internal Revenue Code Section 163(j) limitations. As a result, the Company recorded a large net deferred tax liability on December 31, 2019, the majority of which remained as of June 30, 2021 and December 31, 2020. The disposition of this investment is constrained by the Pledge and Security Agreement in favor of the holders of the L Bonds of GWG Holdings. As such, the timing of recognition of the necessary taxable income related to this investment and the future reversal of this taxable temporary difference cannot be predicted.
(13) Loss per Common Share
The computations of basic and diluted income (loss) attributable to common shareholders per share for the three and six months ended June 30, 2021 and 2020 are as follows (in thousands, except share data and per share data):

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Numerator:
Net loss attributable to common shareholders	$(64,871)	$(24,254)	$(119,303)	$(71,577)
Denominator:
Basic – weighted average common shares outstanding	20,757,400	30,536,830	20,758,431	30,535,811
Effect of dilutive securities	—	—	—	—
Diluted – weighted average common shares outstanding	20,757,400	30,536,830	20,758,431	30,535,811

Basic loss per common share	$(3.13)	$(0.79)	$(5.75)	$(2.34)
Diluted loss per common share	$(3.13)	$(0.79)	$(5.75)	$(2.34)
For the three months ended June 30, 2021 and 2020, RPS, RPS 2, restricted stock units, and stock options for a potential 2,039,951 and 2,368,178 shares, respectively, were not included in the calculation of diluted earnings per share because we recorded a net loss during these periods and the effects were anti-dilutive. For the six months ended June 30, 2021 and 2020, RPS, RPS 2, restricted stock units, and stock options for a potential 2,045,510 and 2,455,922 shares, respectively, were not included in the calculation of diluted earnings per share because we recorded a net loss during these periods and the effects were anti-dilutive. Potentially dilutive instruments issued by Ben LP that are ultimately exchangeable into GWG common stock were also excluded from the calculation of diluted earnings per share for the three and six months ended June 30, 2021 and 2020 because we recorded a net loss during these periods and the effects were anti-dilutive.
(14) Segment Reporting
The Company has two reportable segments consisting of Secondary Life Insurance and Beneficient. Corporate & Other includes certain activities not allocated to specific business segments. These activities include holding company financing and investing activities, management and administrative services to support the overall operations of the Company, and GWG Holdings’ equity method investment in FOXO.
The Secondary Life Insurance segment seeks to earn non-correlated yield from our portfolio of life insurance policies. Our Beneficient segment consists of the assets and operations of Ben LP and its subsidiaries. Ben LP provides a variety of trust services, liquidity products for owners of alternative assets and illiquid investment funds, and other financial services to MHNW individuals. The Corporate & Other category consists of unallocated corporate overhead and administrative costs and the operations of operating segments that do not meet the quantitative criteria to be separately reported.
These segments are differentiated by the products and services they offer as well as by the information used by the Company’s chief operating decision maker to determine allocation of resources and assess performance.

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Earnings before taxes (“EBT”) is the measure of profitability used by management to assess performance of its segments and allocate resources. Segment EBT represents net income (loss) excluding income taxes and includes earnings (loss) from equity method investments. Information on reportable segments is as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
Revenue:	2021	2020	2021	2020
Secondary Life Insurance	$(4,073)	$15,230	$3,099	$30,378
Beneficient	(219)	13,672	368	21,336
Corporate & Other	6	16	6	16
Total	$(4,286)	$28,918	$3,473	$51,730

	Three Months Ended June 30,		Six Months Ended June 30,
Interest Expense:	2021	2020	2021	2020
Secondary Life Insurance	$30,460	$24,346	$58,079	$47,039
Beneficient	11,667	12,796	25,430	25,974
Total	$42,127	$37,142	$83,509	$73,013

	Three Months Ended June 30,		Six Months Ended June 30,
Segment EBT:	2021	2020	2021	2020
Secondary Life Insurance	$(36,199)	$(12,446)	$(58,588)	$(27,167)
Beneficient	(29,281)	(15,218)	(60,874)	(95,412)
Corporate & Other	(10,899)	(6,424)	(24,209)	(13,577)
Total Segment EBT	(76,379)	(34,088)	(143,671)	(136,156)
Income tax benefit	(196)	(2,018)	(482)	(18,163)
Net loss	$(76,183)	$(32,070)	$(143,189)	$(117,993)

Total Assets:	June 30, 2021	December 31, 2020
Secondary Life Insurance	$876,783	$886,739
Beneficient	2,618,038	2,662,630
Corporate & Other	9,621	15,588
Total	$3,504,442	$3,564,957
The total assets of the Beneficient segment at both June 30, 2021 and December 31, 2020 includes goodwill of $2.4 billion, which represents all of the goodwill on the Company’s condensed consolidated balance sheet as of the end of each reporting period.
(15) Commitments and Contingencies
Litigation — In the normal course of business, we are involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on our financial position, results of operations or cash flows.
Commitments — GWG Holdings is committed to contribute an additional $1.3 million to FOXO through October 2021, all of which has been contributed through such date. The ExAlt Trusts had $35.6 million of potential gross capital commitments as of both June 30, 2021 and December 31, 2020, respectively, representing potential limited partner capital funding commitments on the interests in alternative asset funds. This is the amount above any existing cash reserves for such capital funding commitments. The ExAlt Trusts holding the interest in the limited partnership for the alternative asset fund is required to fund these limited partner capital commitments per the terms of the limited partnership agreement. Capital funding commitment reserves are maintained by the associated trusts within the ExAlt PlanTM created at the origination of each trust for up to

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
$0.1 million. To the extent that the associated ExAlt Trusts cannot pay the capital funding commitment, Beneficient is obligated to lend the associated ExAlt Trust sufficient funds to meet the commitment, pursuant to the terms of the respective ExAlt Loan. Any amounts advanced by Beneficient to the ExAlt Trusts for these limited partner capital funding commitments, pursuant to the terms of the respective ExAlt Loan, above the associated capital funding commitment reserves held by the associated ExAlt Trusts are added to the ExAlt Loan balance between Beneficient and the ExAlt Trusts and are expected to be recouped through the cash distributions from the alternative asset fund that collateralizes such ExAlt Loan.
Capital commitments generally originate from limited partner agreements having fixed or expiring expiration dates. The total limited partner capital funding commitment amounts may not necessarily represent future cash requirements. Beneficient considers the creditworthiness of the investments on a case-by-case basis. At both June 30, 2021 and December 31, 2020, Beneficient had no reserves for losses on unused commitments to fund potential limited partner capital funding commitments.

Investigation — On October 6, 2020, GWG Holdings received a subpoena to produce documents from the Chicago office of the SEC’s Division of Enforcement, informing the Company of the existence of a non-public, fact-finding investigation into GWG Holdings. Since the initial subpoena, GWG Holdings has received subsequent subpoenas from the SEC for additional information. The requested information from the SEC has primarily related to GWG Holdings’ investment products, including its L Bonds, as well as various accounting matters. among them, the consolidation for financial reporting purposes of Beneficient by GWG Holdings, goodwill valuation, and the accounting related to the ExAlt Trusts, related party transactions, life insurance policies, and the calculation of the debt-coverage ratio.
Until receipt of the initial subpoena on October 6, 2020, GWG Holdings had no previous communication with the SEC related to these issues and was unaware of this investigation. The Company is fully cooperating with the SEC in this investigation. The Company is currently unable to predict when this matter will be resolved or what further action, if any, the SEC may take in connection with it. As such, the Company cannot predict with certainty the outcome or effect of any such investigation or whether it will lead to any claim or litigation.
(16) Concentration
Life Insurance Carriers
Our portfolio consists of purchased life insurance policies written by life insurance companies rated investment-grade by third-party rating agencies, including A.M. Best Company, Standard & Poor’s, and Moody’s. As a result, there may be concentrations of policies with certain life insurance companies. The following summarizes the aggregate face value of insurance policies with specific life insurance companies exceeding 10% of the total face value of our portfolio.

Life Insurance Company	June 30, 2021	December 31, 2020
John Hancock Life Insurance Company	13.69%	14.72%
The Lincoln National Life Insurance Company	11.30%	11.20%
Equitable Financial Life Insurance Company	10.91%	10.57%

The following summarizes the number of insurance policies held in specific states exceeding 10% of the total face value held by our portfolio:

State of Residence	June 30, 2021	December 31, 2020
California	17.82%	18.05%
Florida	15.35%	14.93%
Alternative Assets Industries
Beneficient’s underlying portfolio companies primarily operate in the United States and Western Europe, with the largest percentage, based on NAV, operating in diversified financials, telecommunications services, food and staples retailing, software and services, and utilities.

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(17) Subsequent Events and Other Matters
L Bond Suspension
We temporarily suspended the offering of GWG Holdings’ L Bonds, commencing April 16, 2021, as a result of our delay in filing certain periodic reports with the SEC, including this Quarterly Report on Form 10-Q. We anticipate recommencing the offering of GWG Holdings’ L Bonds when we regain compliance with SEC filing requirements.
Beneficient’s Conditional Kansas Charter
In April 2021, the Kansas Legislature adopted, and the governor of Kansas signed into law, a bill that would allow for the chartering and creation of Kansas trust companies, known as TEFFIs, that provide fiduciary financing (e.g., lending to ExAlt Trusts), custodian and trustee services, in all capacities pursuant to statutory fiduciary powers, to investors and other participants in the alternative assets market, as well as the establishment of alternative asset trusts. The legislation became effective on July 1, 2021 and designates BFF as the pilot trust company under the TEFFI legislation. A conditional trust charter was issued by the Kansas Bank Commissioner to a subsidiary of Ben LP on July 1, 2021. Under the pilot program, BFF will not be authorized to exercise its fiduciary powers as a TEFFI until the earlier of the date the Kansas Bank Commissioner promulgates applicable rules and regulations or December 31, 2021 or. The bill also permits the Kansas Bank Commissioner to request a six-month extension of the pilot program period, which could delay Beneficient’s permission to exercise of fiduciary powers under the charter until July 1, 2022.
National Founders LP Credit Agreement
On August 11, 2021, GWG DLP Funding VI, LLC, a Delaware limited liability company (“DLP VI”), entered into a Credit Agreement (the “NF Credit Agreement”) with each lender from time to time party thereto and National Founders LP, a Delaware limited partnership, as the administrative agent (the credit facility evidenced by such NF Credit Agreement, the “NF Credit Facility”). DLP VI is a wholly owned subsidiary of GWG DLP Funding Holdings VI, LLC, a Delaware limited liability company (the “DLP Holdings VI”). DLP Holdings VI is a wholly owned subsidiary of GWG Life.

On August 11, 2021, a one-time advance of approximately $107.6 million was made to the DLP VI under the NF Credit Facility with a scheduled maturity date of August 11, 2031. Amounts borrowed under the NF Credit Facility bear interest on each day on the outstanding principal amount on such day at a per annum rate, determined on a daily basis, generally equal to 5.5% up to a 65% of the loan to value percent as calculated in accordance with the NF Credit Agreement, and 7.0% on anything above that loan to value percent. In particular, amounts borrowed under the NF Credit Facility bear interest on each day on the outstanding principal amount on such day at a per annum rate equal to the Interest Rate as of such day, or the Default Rate as of such day if an event of default has occurred and is continuing. The “Interest Rate” as of such day is equal to the sum of: (a) the percentage equal to (i) the Non-Higher Rate Factor as of such date of determination multiplied by (ii) 5.50%; and (b) the percentage equal to (i) the Higher Rate Factor as of such date of determination multiplied by (ii) 7.00%. “Non-Higher Rate Factor” means, as of any date of determination, the percentage equal to (i) 100% minus (ii) the Higher Rate Factor as of such date of determination, and “Higher Rate Factor” means, as of any date of determination, the percentage equal to (i) the greater of (a) the amount equal to (1) the LTV Percentage (as defined in the NF Credit Agreement) as of such date of determination minus (2) 65% and (b) zero percent divided by (ii) the LTV Percentage as of such date of determination. The “Default Rate” as of such day is equal to the sum of: (a) the Interest Rate as of such day and (b) 2.00%. Interest payments are made on a monthly basis.

Under the NF Credit Facility, each of DLP VI and DLP Holdings VI has granted the administrative agent, for the benefit of the lenders under the agreement, a security interest in substantially all of GWG Holdings’ remaining life insurance policy assets not pledged by DLP IV under its LNV Credit Facility. In addition, amounts owing under the NF Credit Facility have been guaranteed by GWG Holdings upon the occurrence of a Guarantee Trigger Event (as defined in the guarantee), including certain bankruptcy events related to the DLP VI or DLP Holdings VI or a Change in Control (as defined in the NF Credit Agreement).

A portion of the proceeds from the funding under the NF Credit Facility was used to purchase life insurance policies that were owned by DLP IV, which used the funds to repay the most recent advance of $52.5 million plus interest and penalties under the LNV Credit Facility described above. At August 11, 2021, the aggregate face value of life insurance policies owned by DLP VI, was approximately $433.1 million. As of such date, the aggregate face value of life insurance policies owned by DLP IV was approximately $1.42 billion.

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

GWG Holdings secures L Bonds with a pledge of collateral security in its ownership interests in GWG Life and GWG Holdings’ other direct subsidiaries; GWG Life’s ownership in its direct subsidiaries that own directly or indirectly a large actuarially diverse portfolio of life insurance policies of highly rated insurance companies; and investments in Beneficient. Subsequent to entering into the NF Credit Facility, substantially all of our life insurance policies are held by DLP IV or DLP VI. The policies held by DLP IV and DLP VI are not direct collateral for the L Bonds as such policies are pledged under the LNV Credit Facility and NF Credit Facility, respectively. Furthermore, L Bonds are secured by a pledge of approximately 4.0 million shares of GWG Holdings’ common stock. GWG Holdings’ most significant assets are cash and its investments in subsidiaries. These assets were not pledged under the NF Credit Facility.

The NF Credit Facility has certain financial and nonfinancial covenants, and we were in compliance with these covenants as of the date of this filing. In addition, the NF Credit Facility has certain reporting obligations that require DLP VI to deliver audited annual consolidated financial statements of DLP Holdings VI no later than 150 days after the end of each fiscal year (beginning with the fiscal year ending December 31, 2021) and unaudited quarterly consolidated financial statements of DLP Holdings VI no later than 90 days after the end of each of DLP VI’s first three fiscal quarters (beginning with the fiscal quarter ending September 30, 2021). The NF Credit Facility also has customary events of default for a facility of this type.
DLP VI may voluntarily prepay amounts owing under the NF Credit Facility upon payment of all accrued and unpaid interest on such prepaid amounts and payment of the applicable Prepayment Premium (as defined in the NF Credit Agreement).
The NF Credit Facility permits DLP VI to pay dividends and distributions from the proceeds of the one-time advance. As a result, the funding under the NF Credit Facility, less amounts used to purchase the life insurance policies from DLP IV, will be available to GWG Holdings and will improve GWG Holdings’ cash position while it works to complete its periodic reporting requirements with the SEC, including this Form 10-Q, which GWG Holdings expects will permit it to resume the issuance of its L Bonds.
Non-Binding Term Sheet with Beneficient
On August 13, 2021, GWG Holdings, Ben LP, and BCH entered into a non-binding term sheet (the “Term Sheet”) that contemplates a series of transactions, which, if completed, will result in, among other things, (i) GWG Holdings receiving certain proposed enhancements to its investments in Beneficient; (ii) GWG Holdings no longer having the right to appoint directors of the board of directors of Beneficient Management; and (iii) Beneficient no longer being a consolidated subsidiary of GWG Holdings. The Term Sheet and related negotiations are a part of ongoing efforts by management and the Board of Directors of GWG Holdings to maximize the value of GWG Holdings’ and GWG Life’s investment in Beneficient.
The Company believes that returning control of Beneficient is a necessary step for Ben LP to establish one of its operating subsidiaries as a TEFFI under the Kansas Technology-Enabled Fiduciary Financial Institutions Act (the “TEFFI Act”), which is important to Beneficient’s long-term business objective of providing liquidity and other services to holders of alternative assets.
Until the definitive documentation is finalized and executed, each of these provisions is non-binding and is subject to change in all respects, including as a result of additional diligence, the further discharge of fiduciary duties, and the negotiation of definitive documentation. The Company has begun working on definitive documentation to implement the Term Sheet with Ben LP and is working to complete such definitive documentation during the fourth quarter of 2021, although there can be no assurance definitive documentation will be completed by then, or at all.
If Ben LP becomes an independent company pursuant to the terms of the Term Sheet, the Company expects that Ben LP would reduce its reliance on GWG Holdings to fund its operations and would raise future capital from other sources. Beneficient’s capital raising efforts may include the issuance of equity or debt of Ben LP or one of its subsidiaries, and the newly issued securities may be dilutive to GWG Holdings’ and GWG Life’s investment in Ben LP and BCH and may include preferential terms relative to GWG Holdings’ and GWG Life’s investments in Ben LP and BCH. GWG Holdings and GWG Life would still retain a substantial investment in Beneficient.

GWG HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Fourth Amended and Restated Senior Credit Facility with LNV Corporation
On September 7, 2021, DLP IV entered into a Fourth Amended and Restated Loan and Security Agreement with LNV Corporation, as lender, and CLMG Corp., as the administrative agent on behalf of the lenders under the agreement (the “Fourth LNV Credit Facility”). The Fourth LNV Credit Facility replaced the Third LNV Credit Facility, that previously governed the Company’s senior credit facility. The Fourth LNV Credit Facility resulted in an additional advance of $30.3 million from LNV Corporation, paid on September 7, 2021.

Under the Fourth LNV Credit Facility, all advances bear interest at a rate of the Benchmark Rate plus the Applicable Margin, or the Default Rate if an event of default has occurred and is continuing. For purposes of the Fourth LNV Credit Facility, (i) the Benchmark Rate is the greater of (a) the sum of (i) the Federal Funds Rate plus (ii) one-half of one percent (0.50%) and (b) one and one half of one percent (1.50%); (ii) the Applicable Margin is seven and one half percent (7.50%); and (iii) the Default Rate is the Benchmark Rate plus nine and one half percent (9.50%).

Amendment to Beneficient’s Credit Agreements
Effective July 15, 2021, Beneficient executed Consent and Amendment No. 3 to the Second Amended and Restated Credit Agreement and Amendment No. 2 to the Second Amended and Restated Subordinate Credit Agreement with its lender, which (i) deferred the payment of all accrued and unpaid interest until December 10, 2021, and (ii) deferred the installment payment of $5.0 million due on September 10, 2021, to December 10, 2021. Beneficient agreed to pay an amendment fee to the lender in an amount equal to 3% of the then outstanding principal and interest on December 10, 2021.

COVID-19
In December 2019, a novel strain of coronavirus and the associated respiratory disease (“COVID-19”) was first reported in Wuhan, China. Less than four months later, on March 11, 2020, the World Health Organization declared COVID-19 a pandemic. The extent of COVID-19’s effect on the Company’s operational and financial performance will depend on continuing developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. Although a substantial majority of our employees continue to work remotely, we have maintained our operations at or near normal levels. We have not experienced any significant disruptions due to operational issues, loss of communication capabilities, technology failure or cyber-attacks. The Company continues to raise capital, receive distributions from alternative assets and insurance policy benefits, pay interest and dividends and otherwise meet its ongoing obligations. However, depending on the extent of the ongoing economic crisis resulting from the pandemic and its impact on the Company’s business, the pandemic could have a material adverse effect on our results of operations, financial condition and cash flows.
Policy Benefits and L Bonds
Subsequent to June 30, 2021 through October 15, 2021, policy benefits on 33 policies covering 30 individuals have been realized. The face value of insurance benefits of these policies was $44.8 million.
GWG Holdings issued approximately $191.6 million L Bonds in the current year through April 16, 2021, the date we temporarily suspended GWG Holdings’ L Bond offering. No L Bonds have been sold since April 16, 2021.

2,000,000 Units

($2,000,000,000)

GWG HOLDINGS, INC.

L Bonds

PROSPECTUS SUPPLEMENT

November 24, 2021